Filed Pursuant to Rule 424(b)(2)
Registration No. 333-137861

2,150,000 Units

each consisting of

one share of common stock, one Class A Warrant and one Class B Warrant

          This is our initial public offering. We are offering, on a firm commitment basis, 2,150,000 units, each unit consisting of one share of common stock, one Class A warrant and one Class B warrant. Each Class A warrant entitles its holder to purchase one share of common stock at an exercise price equal to 150% of the initial unit offering price. Each Class B warrant entitles its holder to purchase one share of common stock at an exercise price equal to 200% of the initial unit offering price. The Class A and Class B warrants are exercisable at any time after they become separately tradeable until their expiration date, five years after the date of this prospectus. Commencing six months from the date of this offering, we may redeem some or all of the Class A warrants at a price of $0.25 per warrant after they become separately tradeable and after the closing price of our common stock, as reported on the principal market on which our stock trades, has been at or above 200% of the unit offering price for five consecutive trading days, by giving the holders not less than 30 days’ notice. Commencing six months from the date of this offering, we may redeem some or all of the Class B warrants, at a price of $0.25 per warrant after they become separately tradeable by giving the holders not less than 30 days’ notice, which we may do after our gross revenues, as confirmed by an independent audit, for any period of twelve months preceding the date of the notice, are equal to or greater than $100 million.

          Initially, only the units will trade. The common stock and the warrants will begin trading separately on the 30th calendar day following the date of this prospectus. Once separate trading in the common stock and warrants begins, trading in the units will cease, and the units will be delisted.

          We have applied to list the units, common stock, the Class A warrants and the Class B warrants on the Nasdaq Capital Market and on the Boston Stock Exchange under the symbols “FOODU,” “FOOD” “FOODW” and “FOODZ,” respectively.

          Investing in these units involves significant risks. See “Risk Factors” beginning on page 9.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

	Per Unit	Total

Public offering price	$6.50	$13,975,000
Underwriting discount	$49	$1,048,125

Proceeds to us, before expenses	$6.01	$12,926,875

          We have also agreed to pay Paulson Investment Company, Inc., the representative of the underwriters of this offering, a non-accountable expense allowance equal to 2% of the total initial public offering price for the units sold pursuant to this prospectus and issue to Paulson warrants to purchase a total of 215,000 units, identical to the units offered by this prospectus, having an exercise price per unit equal to 120% of the initial unit public offering price.

          We have also granted to Paulson a 45-day option to purchase up to an additional 322,500 units to cover over-allotments.

Paulson Investment Company, Inc.
Capital Growth Financial, LLC
I-Bankers Securities Inc.
Capital West Securities, Inc.

The date of this prospectus is June 27, 2007

          We hold rights to the following trademarks: “Fresh Fixins®”, “Allison’s Gourmet Kitchens and design™”, “Vaughan Foods™”, “Serve Fresh Kits™”, “Deli Fresh™” and “Deli Fresh Select™” and “Wild About Food and design®.”

          All references in this Prospectus to Vaughan, “we,” “us,” or “our” refer to Vaughan Foods, Inc. and its contemplated wholly owned subsidiary Allison’s Gourmet Kitchens, Inc., unless the context otherwise indicates.

PROSPECTUS SUMMARY

          This summary provides a brief overview of key aspects of the offering. However, it is a summary and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read the entire prospectus, including our financial statements and the notes to those statements. All share information in this prospectus has been retroactively adjusted to reflect a stock dividend of 2,874 shares for each share of common stock (which increased our outstanding shares of common stock to 2,300,000 shares) and the related increase in our authorized shares approved in June 2006 and effective in September 2006. All information also gives retroactive effect (as if such acquisition had occurred before the date of such information) to our expected acquisition of Allison’s Gourmet Kitchens, LP, a processor of refrigerated prepared salads, which we refer to as “Allison’s,” including its recently acquired division, Wild About Food, a processor of freshly prepared soups and sauces. Allison’s is currently owned by three of our officers and a director nominee who have agreed to contribute or sell their interests to us. The closing of the acquisition of Allison’s is a condition to the closing of this offering.

Vaughan Foods, Inc.

Overview

          We process and package value-added, refrigerated foods which we distribute to our customers three or more times per week in our fleet of refrigerated trucks and trailers. Distribution is concentrated in the 12-state marketing area within a 500 mile radius of our plant in Moore, Oklahoma, a suburb of Oklahoma City, consisting of all or portions of the states of Arkansas, Colorado, Iowa, Kansas, Louisiana, Mississippi, Missouri, Nebraska, Oklahoma, New Mexico, Tennessee and Texas. Our marketing area is largely determined by the short shelf life of our products and, to a lesser extent, by the cost of refrigerated shipping.

          Our principal products fall into two categories: refrigerated prepared salads, such as chicken, tuna, bean and pasta salads, coleslaw and potato salad, and fresh-cut produce, primarily salads and salad mixes. However, until the end of 2002 our line consisted primarily of fresh-cut produce which we packaged and sold to food service customers. In 2002, we began to expand our operations into a more diverse line of refrigerated foods in order to provide opportunities for greater profit margins. First, we added a limited number of refrigerated prepared salads. In March 2003, three of our officers, together with Herb Grimes, a director nominee, co-founded Allison’s Gourmet Kitchens, LP to process a line of refrigerated prepared salads for retail outlets, as well as our historical food service customers and restaurant chains. These refrigerated prepared salads generate higher gross profit margins than our fresh-cut produce. Allison’s is integrated with our operations. It uses our production facility in Moore, Oklahoma and our distribution network, including our fleet of refrigerated tractors and trailers, and shares certain office, managerial and other personnel. Allison’s also utilizes our fresh-cut produce in making its prepared salads. Also, since 2002 we have been expanding our fresh-cut line to include more salad mixes, packaged to better meet the needs of retail chain store accounts. These salad mixes for retailers also typically enjoy higher gross profit margins than produce sold to food service customers.

          We process approximately 1.4 to 1.7 million pounds of fresh-cut, ready-to-eat branded and private label salads every week and produce approximately 70 different salad products in a variety of food service and retail package sizes, including custom vegetable mixes and custom sized packages for our large volume customers. Salads and salad mixes are sold primarily to restaurant chains, food service businesses, institutional users and, to a lesser extent, retail chains while the bulk of our refrigerated prepared salads are sold to grocery store deli departments, food service distributors and regional restaurant chains.

          A substantial element of our growth plan is focused on our higher margin opportunities. In accordance with this plan, in June 2006, Allison’s acquired Wild About Foods, Inc., a processor of soups, stews, sauces and side dishes.

Competitive Strengths

          We believe we have a number of competitive strengths that in combination contribute to our ability to compete and achieve our growth plans:

•

Frequent deliveries. We deliver our perishable and short shelf life products three or more times per week. Our frequent deliveries coupled with our assistance to customers on how to handle our products on a “first in – first out” basis insure the freshness of our product to the ultimate consumer.

•	Distribution capability. We maintain a fleet of 23 trucks and 28 fifty-three foot refrigerated trailers giving us rapid delivery capability and strong logistical control.

•

Diverse and customized products. We offer a diverse range of ready-to-order quality products in convenient packaging types and sizes. We can also deliver customized “cut-to-order” fresh-cut produce to distributors in less than two days.

•	Single source supplier. As a single source supplier of both packaged fresh-cut salads and refrigerated prepared salads, we allow customers the opportunity to consolidate their sources of supply.

•

Diverse sources of supply. In 2006, we purchased ingredients from approximately 50 suppliers in five diverse growing regions (California, Arizona, Colorado, Florida and Mexico). This geographic diversity reduces our risk of shortfalls in supplies due to natural disasters, labor disruptions and other supply interruptions in any one area.

•	Broad customer base. We currently have approximately 140 recurring end-user revenue accounts throughout the Plains States, Southwest and Southeast.

Growth Plan

          We currently supply only a small part of the demand of our larger clients for our refrigerated prepared salads and fresh-cut salad and salad mixes. Our ability to supply our customers’ needs within our existing 12-state marketing area is constrained by the size limitations of our existing plant and the limitations of our product line. In order to supply the needs of these customers and potential new customers outside of our primary market area, we would need to create other new facilities. We believe that our existing customers would buy additional products that we add to our line. Accordingly, we plan to enlarge our business by taking the following steps, which are more fully described under “Business - Growth Plan”:

•	Increase productive capacity for refrigerated prepared salads.

•	Increase utilization of refrigerated delivery capacity.

•

Broaden product line through internal growth and the acquisition of complementary businesses. We believe that the addition of these products as well as organic fruits and vegetables, side dishes, preservative free salad kits and other refrigerated products will enable us to more fully meet the needs of our existing restaurant chain and food service businesses.

•

Broaden market reach. Many of our existing customers operate beyond our primary market area. We believe that we can broaden business with these customers and also add new customers, particularly in the Midwest, by building or acquiring new facilities in contiguous and other marketing areas. We believe that our reputation is known in some surrounding areas and that this should facilitate our geographic expansion.

•

Strategic Acquisitions. Though much of our growth plan is based on internal growth, we also plan, where feasible, to add to our customer base, increase market share, increase our geographic reach, enhance our productive capacity and broaden our product line by acquisition of regional competitors.

          Our ability to achieve our growth plan depends upon our ability to avoid a number of risks including possible contamination or mislabling of our products and the resultant occurrence of product liability claims, product recalls or increased scrutiny by regulators; increases in agricultural commodity costs beyond our ability to recover them through increased prices; disruption at our processing plant; changes in consumer preferences for fresh cut produce or refrigerated prepared salads; and our inability to compete against large national processors with greater financial resources and, on occasion, cost benefits in purchasing produce. We may also prove to be unable to appropriately manage our growth or lose one or more of our existing larger customers. All of these factors are more fully discussed in Risk Factors.

          Achieving our growth plan will enable us to spread fixed overhead costs over a larger revenue base and enable us to have a stronger bargaining position in negotiating for raw material supplies. Larger production runs should also help in containing or reducing processing costs, including per unit labor costs.

Corporate Information

          Vaughan was organized in 1989 under the laws of the state of Oklahoma as a successor to a family business that commenced operations in 1961. Immediately prior to the closing of this offering, pursuant to amended agreements dated in April 2007, assuming net proceeds from this offering of at least $11,230,078, we will acquire from Mark Vaughan and Vernon J. Brandt, Jr., for nominal consideration, 60% of the limited partnership interests in Allison’s, a limited partnership, and also acquire from Herbert Grimes and Stan Gustas the remaining 40% of the limited partnership interests and the general partnership interest in Allison’s Gourmet Kitchens for $2,500,000, of which $1,500,000 will be paid from the offering proceeds and the remaining $1.0 million will be paid on the earlier of June 30, 2008 or the closing of a new equity financing of at least $4.0 million. From the closing of the public offering until paid the deferred amount will bear interest at 10% per year. Allison’s marks our entry into the higher value-added refrigerated prepared salad business. Prior to acquisition it was controlled by our principals and processed its entire product line at our plant in Moore, Oklahoma. Mark Vaughan, Vernon J. Brandt, Jr., and Stan Gustas are each officers of Vaughan. On the effective date of this offering, Herbert Grimes, the President and Chief Executive Officer of Allison’s, will become Chairman and Chief Executive Officer, and Mark Vaughan will become President and Chief Operating Officer of Vaughan.

          Our principal executive office is located at 216 N.E. 12th Street, Moore, OK 73160 and our telephone number is (405) 794-2530. Our web address is www.vaughanfoods.com. None of the information on our website is part of this prospectus.

The Offering

Securities offered

2,150,000 units, each unit consisting of one share of common stock, one Class A redeemable common stock purchase warrant and one Class B redeemable common stock purchase warrant. Initially, only the units will trade. The common stock and the warrants included in the units will not trade separately until the 30th calendar day following the date of this prospectus or the first trading day thereafter if the 30th day is a weekend or holiday. Once separate trading in the common stock and warrants commences, the units will cease trading and will be delisted.

Shares of common stock to be outstanding after this offering	4,623,077

Warrants:

Number of Class A warrants to be outstanding after this offering	2,323,077

Number of Class B warrants to be outstanding after this offering	2,323,077

Exercise terms of Class A and Class B Warrants

Each Class A warrant entitles its holder to purchase one share of common stock at an exercise price equal to 150% of the initial unit offering price. Each Class B warrant entitles its holder to purchase one share of common stock at an exercise price equal to 200% of the initial unit offering price. The Class A and Class B warrants are exercisable at any time after they become separately tradable.

Expiration date of Class A and Class B Warrants	June 27, 2012

Redemption of Class A and Class B Warrants

We may redeem some or all of the warrants commencing six months after this offering after they become separately tradeable, at a price of $0.25 per warrant, on 30 days’ notice to the holders. However, we may redeem the Class A warrants only after the closing price of our common stock, as reported on the principal market on which our stock trades, has been at or above 200% of the unit offering price for five consecutive trading days, and the

Class B warrants only if our gross revenue, for any period of twelve months preceding the notice (as confirmed by independent audit), is equal to or greater than $100 million.

Symbols:

		Nasdaq Capital Market	Boston Stock Exchange

	Units	FOODU	FOODU
	Common Stock	FOOD	FOOD
	Class A Warrants	FOODW	FOODW
	Class B Warrants	FOODZ	FOODZ

Risk factors

Investing in our securities involves a high degree of risk. As an investor, you should be able to bear the loss of your entire investment. You should carefully consider the information set forth in the Risk Factor section beginning on page 9 of this prospectus in evaluating an investment in our securities.

Use of Proceeds

We will use approximately $1.5 million of the net proceeds of the offering to complete the acquisition of Allison’s Gourmet Kitchens. We expect to use approximately $2.0 million of the proceeds to repay short-term borrowings incurred in connection with the expansion of the existing facility, $2.4 million for construction or acquisition of a new production facility, approximately $2.7 million to repay debt, and the remainder for working capital.

          The number of shares of common stock and the number of Class A and Class B warrants to be outstanding after this offering includes:

•

173,077 shares, 173,077 Class A warrants and 173,077 Class B warrants included in the units to be issued to the holders of $2.0 million aggregate principal amount of our 10% secured promissory notes due June 30, 2007, which we refer to as the “Secured Notes,” at the initial public offering price of $6.50 per unit. The actual number of units that will be issued to the holders of the Unsecured Notes will depend on the actual initial public offering price of the units;

Unless otherwise stated, the information contained in this prospectus assumes no exercise of:

•	any of the Class A and Class B warrants (including the Class A and Class B warrants that will be issued to the holders of the Secured Notes);

•	the over-allotment option granted to the representative to purchase up to an additional 322,500 units; and

•	the warrant to purchase 215,000 units granted to the representative in connection with this offering.

Summary Financial Information*
(in thousands, except per share data)

Vaughan Foods
	Years ended December 31,			Three Months Ended March 31,

				2006	2007
	2004	2005	2006	(unaudited)	(unaudited)

Consolidated statements of operations data
Net sales	$36,133	$44,730	$51,277	$12,498	$12,533
Gross profit	6,230	6,754	6,195	2,248	1,909
Selling, general and administrative expenses	5,408	6,432	6,480	1,579	1,355
Rent expense (income)	(196)	(295)	(339)	(66)	(95)
Interest expense	496	1,106	1,617	257	619
Other, net	(12)	(88)	(50)	(12)	(11)
Income tax expense (benefit)	192	(160)	(308)	238	152

Net income (loss)	$342	$(241)	$(1,205)	$252	$(111)

Net income (loss) per share – basic and diluted	$0.15	$(0.10)	$(0.52)	$0.11	$(0.05)
Weighted average number of shares outstanding – basic and diluted	2,300	2,300	2,300	2,300	2,300

Allison’s Gourmet Kitchens
	Years ended December 31,			Three Months Ended March 31,

				2006	2007
	2004	2005	2006	(unaudited)	(unaudited)

Consolidated statements of operations data
Net sales	$9,173	$13,111	$20,032	$3,273	$5,710
Gross profit	2,222	3,265	4,729	694	1,436
Selling, general and administrative expenses and management fee	1,608	2,356	3,476	621	968
Interest expense	32	11	84	5	18

Net income	$582	$898	$1,169	$68	$450

*

Financial information relating to Wild About Food, Inc. is reflected in financial information relating to Allison’s Gourmet Kitchens only subsequent to the date of its acquisition in 2006, but not in any pro forma financial information for prior periods.

Pro forma combined information:

The pro forma combined statements of operations data give effect to the acquisition of Allison’s by Vaughan as of January 1, 2006 for the year ended December 31, 2006, and as of January 1, 2007 for the three months ended March 31, 2007.

	Year ended December 31, 2006 (unaudited)	Three Months ended March 31, 2007 (unaudited)

Consolidated statement of operations data
Net sales	$69,344	$17,814
Gross profit	10,924	3,345
Selling, general and administrative expenses and management fee	9,838	2,254
Interest expense	1,801	662
Other, net	(50)	(11)
Income tax expense (benefit)	14	304

Net income (loss)	$(679)	$136

Consolidated balance sheet data:

          The historical information below show selected balance sheet data for Vaughan Foods and Allison’s at December 31, 2005, December 31, 2006 and March 31, 2007 on an actual basis.

          The pro forma combined post acquisition and pro forma results (post IPO) give effect to:

•

the issuance of 173,077 shares, 173,077 Class A warrants and 173,077 Class B warrants included in the units to be issued to the holders of the Secured Notes, at the initial public offering price of $6.50 per unit; and

•

Our acquisition of all of the partnership interests in Allison’s Gourmet Kitchens for $2.5 million, of which $1.5 million will be paid at the closing, on the assumption that the acquisition occurred on March 31, 2007.

          The pro forma as adjusted data also takes into account our receipt of approximately $11.2 million of estimated net proceeds from this offering and the use of approximately $4.7 million to repay certain indebtedness, including the Secured Notes (the proceeds of which were used to expand the facility) and other pro forma adjustments.

Vaughan Foods
(in thousands)

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

Total current assets	$4,370	$5,726	$6,242
Working capital (deficit)	(2,480)	(7,208)	(7,814)
Total assets	16,970	21,002	21,928
Total current liabilities	6,850	12,934	14,056
Total long-term liabilities	9,514	8,667	8,582
Stockholders’ equity (deficiency)	606	(599)	(710)

Allison’s Gourmet Kitchen
(in thousands)
	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

Total current assets	$1,842	$3,829	$3,449
Working capital	613	1,483	860
Total assets	2,822	6,760	7,044
Total current liabilities	1,229	2,346	2,589
Total long-term liabilities	205	2,189	2,056
Partners’ capital	1,388	2,225	2,399

Pro Forma Combined Post Acquisition balance sheet data and Pro Forma As Adjusted balance sheet data (Post IPO)

(in thousands)
	Pro Forma Combined Post Acquisition March 31, 2007 (unaudited)	Pro Forma As Adjusted March 31, 2007 (unaudited)

Total current assets	$7,774	$13,996
Working capital	(8,454)	4,620
Total assets	27,156	32,510
Total current liabilities	16,228	9,376
Total long-term liabilities	11,638	12,638
Stockholders’ equity (deficiency)	(710)	10,496

RISK FACTORS

          This offering and an investment in our securities involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and the notes to those statements, before you purchase any units. If any of the following risks and uncertainties develops into actual events, our business, results of operations or financial condition could be adversely affected. In those cases, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

If our products become contaminated or are mislabeled, we may be subject to product liability claims, product recalls and increased scrutiny by regulators, any of which could adversely affect our business.

          Refrigerated products are vulnerable to contamination by organisms producing food-borne illnesses. These organisms are generally found in the environment, and, as a result, there is a risk that, as a result of food processing, they could be found in our products. Once contaminated products have been shipped for distribution, illness and death may result if the disease causing organisms are not eliminated by processing at the foodservice or consumer level. Also, products purchased from others for packing or distribution may contain contaminants that we are unable to identify. The risk can be controlled, but not eliminated, by use of good manufacturing practices and finished product testing. We may also encounter the same risks if a third party tampers with our products or if our products are inadvertently mislabeled. Shipment of adulterated products, even if inadvertent, is a violation of law and may lead to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies, any of which could have a material adverse effect on our reputation, business, prospects, results of operations and financial condition. Typically, when we purchase certain products or critical raw materials that we use in production, we require a “certificate of analysis” from the vendor showing that the product is free of certain bacteria. Nevertheless, in mid 2005, as a result of our routine internal product testing, we discovered possible contamination by listeria monocytogenes in three different products, produced on various different dates over a period of 25 days. We immediately recalled a total of 23,435 pounds of these products at a total cost to us of $65,000. The USDA Food Safety and Inspection Service has received no complaints of illness associated with consumption of those products.

Non-compliance with provisions of our long-term loans with respect to debt service ratio, current ratio and debt to equity ratio has resulted in an increase in the interest rate on the loans of 1%, which reduces our liquidity and could have a material adverse effect on our business, financial condition and results of operations.

          Certain of our debt agreements (a $4,000,000 secured bank line of credit, reduced to approximately $2.7 million under an extension agreement, with an outstanding balance at March 31, 2007 of approximately $2.7 million, and the Industrial Development Revenue Bonds issued by Cleveland County Industrial Authority in the aggregate principal amount of approximately $4.7 million at March 31, 2007) contain covenants regarding maintenance, of a debt service coverage ratio for the four most recent quarters, of 1.50 to 1.00, and, as of the last day of each quarter, a current ratio of 1.10 to 1.00 and debt to equity ratio of not more than 4.00 to 1.00. As of March 31, 2007, our debt service ratio was 0.47 to 1, our current ratio was .044 to 1, and our debt to equity ratio cannot be calculated since our net worth is negative as of that date. The non-compliance has resulted in an increase from 6.925% to 7.925% on the interest rate on these loans. This has resulted in our paying increased monthly interest of $2,260 and $4,160 respectively, resulting in our making total interest payments of approximately $21,328 and $38,548 per month respectively, on these two loans. The 1% increase will remain in place until we are in compliance with all the required ratios. If we are unable to make the interest payments, we could be compelled to curtail operations or seek protection under the bankruptcy laws. We are currently in default under the terms of our secured bank line of credit, although we are seeking to negotiate a formal extension with the bank. Unless a formal extension is executed, the bank could accelerate payment on the line of credit and the $105,000 balance outstanding on our equipment loan. These and other consequences of noncompliance with interest payments could have a material adverse effect on the value of any common stock that you purchase in this offering. See “Liquidity and Capital Resources” beginning on page 29, and “Description of Certain Indebtedness” beginning on page 59.

Investment in this offering involves a high degree of risk because we are operating with a stockholders’ equity deficit, have an accumulated deficit, and experienced operating losses for the year ending December 31, 2006.

          As of December 31, 2006 and March 31, 2007, we had stockholders’ equity deficit of $598,570 and $709,934, respectively, accumulated deficits of $991,642 and $1,099,997, respectively, and we experienced operating losses of $1,204,508 and $111,364 for the periods then ended, respectively. We financed our operations through internally generated funds, senior bank borrowings, and the issuance of other indebtedness. See “Liquidity and Capital

Resources” beginning on page 29, and “Description of Certain Indebtedness” beginning on page 59. If we fail to obtain additional capital, such as the proceeds of this offering, our ability to pursue our business plan could be impaired.

Our debt agreements contain restrictive covenants and our debt obligations are substantial in relation to our assets.

          At March 31, 2007, Vaughan had total assets of $21.9 million and $14.3 million of outstanding indebtedness, consisting of approximately $2.7 million outstanding under a $4.0 million revolving credit facility, which we refer to as the “Credit Facility,” approximately $4.7 million in respect of the Industrial Development Bonds issued by the Cleveland County (Oklahoma) Industrial Authority, approximately $3.5 million outstanding under a term loan secured by a mortgage on our plant and related real property, $2.0 million under the Secured Notes, $1.0 million from the underwriter’s representative on an unsecured basis and $0.5 million of miscellaneous other indebtedness. In addition, at March 31, 2007, we were subject to operating and capital leases requiring approximately $1.4 million in future minimum lease payments. Accordingly, the total amount of our obligations with respect to indebtedness and leases, in relation to our assets, is substantial.

          Some of our debt instruments, including those relating to our Credit Facility require that we comply with certain financial tests and impose certain restrictions on us, including, among other things, restrictions on our ability to incur additional indebtedness, create liens on assets, make loans or investments and pay dividends. These tests and restrictions limit our operating flexibility, limit ability to plan for and react to changes in our business and make us more vulnerable to economic downturns and competitive pressures. Our indebtedness and lease obligations could have significant negative consequences, including:

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•

requiring that a substantial portion of our cash flows from operations be applied to pay principal and interest on our indebtedness and lease payments under our leases, thereby reducing cash flows available for other purposes; and

•	limiting our flexibility in planning for or reacting to changes in our business and the industry in which we compete.

          Any of these factors could place us at a possible competitive disadvantage compared to competitors with less leverage or better access to capital resources. Any inability to meet interest and principal payment obligations under our debt agreements could force us to curtail or terminate operations, or seek protection under the bankruptcy laws. In such events, the value of our equity securities could be materially and adversely affected. See “Liquidity and Capital Resources” beginning on page 29, and “Description of Certain Indebtedness” beginning on page 59.

Substantially all of our assets are encumbered by liens which, if foreclosed by our secured creditors, would have a material adverse effect on our business, financial condition and operating results.

          Indebtedness under our Credit Facility is secured by a security interest in favor of the lender in substantially all of our assets, other than real property. Our obligations under a term loan in the principal amount of approximately $3.5 million and our obligations under the Industrial Development Bonds are secured by first and second mortgages on our plant in Moore, Oklahoma. If we were unable to pay our secured obligations when due or otherwise default on our obligations to secured creditors, these creditors could foreclose their security interests or mortgages in our assets. Any foreclosure action by our secured creditors could cause us to seek protection under the federal bankruptcy code which, in turn, would have a material adverse effect on the market value of our Common Stock and could result in the loss of your entire investment in the Units. See “Liquidity and Capital Resources” beginning on page 29, and “Description of Certain Indebtedness” beginning on page 59.

Volatile agricultural commodity costs could increase faster than we can recover them, which could adversely affect our financial condition and operating results.

          Our ability to process and distribute our products depends, in large part, on the availability and affordability of fresh produce. The prices for high quality fresh produce can be volatile and supplies may be restricted due to weather, plant disease and changes in agricultural production levels. The amount and quality of available produce can vary greatly from season to season, or within a season, and our suppliers may not be able to meet their contractual obligations, particularly during periods of severe shortages. Limitations of supply, or the poor quality of produce available under our season-long contracts, could force us to buy produce on the open market during periods of rapid price increases, thus significantly increasing our costs. We can sometimes pass these higher costs on to customers, but a number of factors, including price increases that are faster or more severe than we anticipate may result in cost increases that we are not able to fully recover. We were particularly adversely affected during the second quarter of 2006 when adverse growing conditions in Southern California reduced the supply of lettuce at a time when alternative supplies from other growing regions were not yet available and forced us to buy lettuce on the open market during a period of rapidly rising prices. We maintained customer goodwill by continuing to supply them with lettuce under our sale and supply contracts, though at a cost of significantly reduced gross profit and overall losses in this segment of our business. We expect that such conditions will recur from time to time and may have an adverse effect on our operating results when and if they do occur. See “Comparison of years ended December 31, 2006 and 2005” on page 27.

A material disruption at our processing plant could seriously harm our financial condition and operating results.

          We process all of our products at our Moore, Oklahoma plant. Since we do not have operations elsewhere, a material disruption at this plant would seriously limit our ability to deliver products to our customers. Such disruption could be caused by a number of different events, including: maintenance outages; prolonged power failures; equipment failure; a chemical spill or release; widespread contamination of our equipment; fires, floods, earthquakes or other natural disasters; or other operational problems. Any of these events would adversely affect our business, financial condition and operating results. In April 2006 we had to shut down the plant for 2 1/2 days due to an ammonia leak. We estimate that this occurrence cost the company approximately $200,000. See “Comparison of years ended December 31, 2006 and 2005” beginning on page 27.

A decline in the demand for fresh-cut salads, or in the consumption of refrigerated prepared salads, would have a material adverse effect on our business, financial condition and operating results.

          The food industry is subject to changing consumer trends, demands and preferences. Medical studies detailing the healthy attributes of particular foods affect the purchase patterns, dietary trends and consumption preferences of consumers. From time to time, weight loss and control plans that emphasize particular food groups have been popular and have affected consumer preferences. Adverse publicity relating to health concerns and the nutritional or dietary value of our products could adversely affect consumption and, consequently, demand for our products. In addition, as all of our operations consist of the production and distribution of processed food products, a change in consumer preferences relating to processed food products or in consumer perceptions regarding the nutritional value of processed food products could significantly reduce our sales volume. A reduction in demand for our products caused by these factors would have a material adverse effect on our business, financial condition and operating results.

Competition in our industry is intense and we may not be able to compete successfully. An inability to compete successfully could lead to the failure of our business.

          The food processing industry is intensely competitive. In the fresh-cut produce business we compete against large national processors, many with production facilities near farms that grow much of the produce supplying the United States markets, regional processors and store based or local processors often referred to as “chop shops.” The national processors have substantially greater financial and other resources than we do and some may enjoy cost advantages in buying produce. If we and other regional competitors increase our market share, the major national processors could respond by offering special pricing promotions aimed at retaining business or seek to acquire or build regional processing capacities, any of which could hamper our expansion plans.

          In the refrigerated prepared salad business we compete against the largest company in this business and smaller regional processors. Our principal competitor has greater financial and other resources than we do. We expect similar competition in other markets in which we may seek to expand. If we cannot compete successfully against our competitors we will not be able to grow and expand our business and may not, if our competitive failures are severe enough, continue in operation. See “Competition” beginning on page 45.

Managing our growth may be difficult and our growth rate may decline, which may expose us to the risk that we cannot pay obligations or service debt incurred in attempting to expand. If we cannot compete successfully against our competitors we will not be able to grow and expand our business and may not, if our competitive failures are severe enough, continue in operation.

          We have rapidly expanded our operations since 2000. This growth has placed, and continued growth will continue to place, significant demands on our administrative, operational and financial resources. This growth may not continue. However, to the extent it continues, we expect it to place a significant demand on our managerial, administrative, operational and financial resources. Our future performance and results of operations will depend, in part, on our ability to successfully implement enhancements to our business management systems and to adapt those systems as necessary to respond to changes in our business. Similarly, our growth has created a need for expansion of our facilities and processing capacity. As we near maximum utilization of our facility or maximize our processing capacity, operations may be constrained, which could adversely affect our operating results, unless the facility is expanded, volume is shifted to another facility, or additional processing capacity is added. Conversely, as we add additional facilities or expand existing operations or facilities, excess capacity may be created. Any excess capacity would add to our overhead burden and also create inefficiencies which would adversely affect our operating results. We cannot assure you that we will be able to successfully implement our growth plan. If our plan is not successful, we will have incurred significant obligations and ongoing expenses, which we may not be able to service from our existing cash flow. If we cannot service our debt from our then existing cash flow and if we cannot obtain additional financing to service that debt we would be forced to curtail or terminate operations. See “Growth Plan” beginning on page 41.

We rely on major customers which exposes us to the risk that we cannot pay obligations or service debt incurred in attempting to expand.

          None of our customers accounted for 10% or more of our pro forma consolidated revenues in 2006. However, seven independent Sysco Foods distributors represented, in the aggregate, approximately 15.5% of our pro forma consolidated revenues in 2006 and 12 separate Wal-Mart distribution centers represented, in the aggregate, approximately 8.7% of our pro forma consolidated revenues in 2006. Texas-based H.E. Butt Grocery Company, known as “HEB,” is our largest customer for deli salads, and accounted for approximately 9.5% of our pro forma consolidated revenues in 2006. It is possible that a termination of a supply arrangement with any one of these customers could adversely affect our business relationships with related entities. A material decrease in sales to any of our major customers or the loss of any of our major customers would have a material adverse impact on our operating results. In addition, to the extent we add new customers, whether following the loss of existing customers or otherwise, we may incur substantial start-up expenses in initiating services to new customers. See “Growth Plan” beginning on page 41.

Government regulation could increase our costs of production and increase our legal and regulatory expenditures.

          We are subject to extensive regulation by the U.S. Food and Drug Administration, the U.S. Department of Agriculture, the U.S. Environmental Protection Agency, the U.S. Department of Transportation and state and local authorities in jurisdictions where our products are processed or sold. Among other things, these regulations govern the processing, packaging, storage, distribution and labeling of our products. Our processing facility and products are subject to periodic compliance inspections by federal, state and local authorities. We are also subject to environmental regulations governing the discharge of air emissions, water and food waste, and the generation, handling, storage, transportation, treatment and disposal of waste materials. Amendments to existing statutes and regulations, adoption of new statutes and regulations, increased production at our facility as well as our expansion into new operations and jurisdictions may require us to obtain additional licenses and permits and could require us to adapt or alter methods of operations at costs that could be substantial. Compliance with applicable laws and regulations may adversely affect our business. Failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as possible criminal sanctions, which could have a material adverse effect on our business, which may expose us to the risk that we cannot pay obligations or service debt incurred in attempting to expand. Many of the fines and penalties can be assessed on the basis of the number of occurrences of a particular violation and, therefore, are not possible to meaningfully estimate. We estimate that the annual expense of compliance with existing regulations of the U.S. Food and Drug Administration, U.S. Department of Agriculture, U.S. Environmental Protection Agency and U.S. Department of Transportation and related state and local authorities exceeds $100,000 per year.

Seizure of our workers, strikes, changes in immigration law or increased labor costs could adversely affect our business.

          As of May 19, 2007, we had 473 employees, none of whom are unionized. We believe that a substantial number of our factory workers are Mexican immigrants. Though we require all workers to provide us with social security numbers or other documentation showing that they can be legally employed in the United States, some of our workers may, without our knowledge, be illegal immigrants. Illegal immigrants are subject to seizure and deportation. Immigration reform bills have recently been introduced to Congress. If a new immigration bill is approved by Congress and becomes law, its effect on our work force is unpredictable. Any material labor disruption, as a result of seizure of our workers, strikes or changes in immigration law, or significantly increased labor costs at our facilities in the future, could have a material adverse effect on our business, financial condition and operating results. See “Employees” on page 47.

We depend upon the continued services of certain members of our senior management team, without whom our business operations would be significantly disrupted.

          Our success depends, in part, on the continued contributions of our executive officers and other key employees. Our management team has significant industry experience and would be difficult to replace. We believe that the expertise and knowledge of these individuals in our industry, and in their respective fields, is a critical factor to our continued growth and success. We have not entered into an employment agreement with any of these individuals. The loss of the services of any of these individuals could have a material adverse effect on our business and prospects if we are unable to identify a suitable candidate to replace any such individual. Our success is also dependent upon our ability to attract and retain additional qualified marketing, technical and other personnel. See “Management” beginning on page 48.

Our insurance and indemnification agreements may be inadequate to cover all the liabilities we may incur.

          We face the risk of exposure to product liability claims and adverse public relations in the event that the consumption of our products causes injury or illness. If a product liability claim is successful, our insurance may not be adequate to cover all liabilities we may incur, including harm to our reputation, and we may not be able to continue to maintain such insurance, or obtain comparable insurance at a reasonable cost, or at all. We generally seek contractual indemnification and insurance coverage from our suppliers, but this indemnification or insurance coverage is limited by the creditworthiness of the indemnifying party and their insurance carriers, if any, as well as the insured limits of any insurance provided by those suppliers. If we do not have adequate insurance or contractual indemnification available, product liability claims relating to defective products could have a material adverse effect on our financial condition and operating results.

The consolidation of and market strength among our retail and foodservice customers may put pressure on our operating margins.

          In recent years, the trend among our retail and foodservice customers, such as foodservice distributors, has been toward consolidation. These factors have resulted in increased negotiating strength among many of our customers, which has and may continue to allow them to exert pressure on us with respect to pricing terms, product quality and the introduction of new products. To the extent our customer base continues to consolidate, competition for the business of fewer customers may intensify. If we cannot continue to negotiate favorable contracts, whether upon renewal or otherwise, with these customers, implement appropriate pricing and introduce new product offerings acceptable to our customers, or if we lose our existing large customers, our potential for profitability could decrease. See “Competition” beginning on page 45.

Our growth may depend on our ability to complete acquisitions and integrate operations of acquired businesses.

          A portion of the net proceeds of this offering are allocated to, and our growth strategy includes, acquisitions of other businesses. We may not be able to make acquisitions in the future and any acquisitions we do make may not be successful. Furthermore, future acquisitions may have a material adverse effect upon our operating results, particularly in periods immediately following the consummation of those transactions when the operations of the acquired businesses are being integrated into our operations.

          Achieving the benefits of acquisitions depends on the timely, efficient and successful execution of a number of post-acquisition events, including integrating the business of the acquired company into our purchasing programs, distribution network, marketing programs and reporting and information systems. We may not be able to successfully integrate the acquired company’s operations or personnel or realize the anticipated benefits of the acquisition. Our ability to integrate acquisitions may be adversely affected by many factors, including the relatively large size of a business and the allocation of our limited management resources among various integration efforts. The integration of acquisitions may also require a disproportionate amount of our management’s time and attention and distract our management from running our historical businesses.

          In connection with the acquisitions of businesses in the future, we may decide to consolidate the operations of any acquired business with our existing operations or make other changes with respect to the acquired business, which could result in special charges or other expenses. Our results of operations also may be adversely affected by expenses we incur in making acquisitions, by amortization of acquisition-related intangible assets with definite lives and by additional depreciation expense attributable to acquired assets. Any of the businesses we acquire may also have liabilities or adverse operating issues, including some that we fail to discover before the acquisition, and our indemnity for such liabilities may be limited. Additionally, our ability to make any future acquisitions may depend upon obtaining additional financing. We may not be able to obtain additional financing on acceptable terms or at all. To the extent that we seek to acquire other businesses in exchange for our Common Stock, fluctuations in our stock price could have a material adverse effect on our ability to complete acquisitions. See “Growth Plan” beginning on page 41.

Risks Related to this Offering

The representative of the underwriters may have a conflict of interest in underwriting this offering, which may affect the representative’s judgment as to pricing the securities or concluding the offering.

          Beginning in September 2006, we borrowed $1.0 million from Paulson Investment Company, the representative of the underwriters, pursuant to a non-secured promissory note bearing interest at 10% per annum, and, as amended in April, 2007, effective on the closing of this offering, the note is payable on the earlier of (a) June 30, 2008 or (b) the consummation, after this offering is completed, of an equity financing in which we raise at least $4.0 million. Because the probability that Paulson Investment Company will be repaid increases significantly if this offering is completed, a decision by Paulson Investment Company to proceed with the offering may be influenced by our indebtedness to it. This possible conflict of interest may affect the exercise of Paulson Investment Company’s discretion and judgment as the representative of the underwriters of this offering, which could result in the securities being priced at levels above those which would otherwise prevail in the absence of such conflict or, could even result in the representative seeking to conclude the transaction under circumstances in which the transaction would otherwise be terminated. In either of these events, the purchasers of securities in this offering would be exposed to heightened risk of loss.

We are controlled by a limited number of stockholders, which will limit your ability to influence key decisions.

          Immediately after this offering, our executive officers and 5 key employees will, in the aggregate, beneficially own 49.8% of the issued and outstanding shares of our common stock, or 46.5% if the over-allotment option is exercised in full. As a result, these stockholders will have the ability to exercise substantial control over our affairs and corporate actions requiring shareholder approval, including electing and removing directors, selling all or substantially all of our assets, merging with another entity or amending our articles of incorporation. This de facto control could be disadvantageous to our other stockholders with interests that differ from those of the control group, if these stockholders vote together. For example, the control group could delay, deter or prevent a change in control even if a transaction of that sort would benefit the other stockholders. In addition, concentration of ownership could adversely affect the price that investors might be willing to pay in the future for our securities. See “Principal Stockholders” on page 54.

If we do not maintain an effective registration statement or comply with applicable state securities laws, you may not be able to exercise the warrants.

          In order for you to be able to exercise the warrants included in the units, the underlying shares must be covered by an effective registration statement and qualify for an exemption under the securities laws of the state in which you live. We cannot assure you that we will continue to maintain a current registration statement relating to the offer and sale of the Class A and Class B warrants included in the units and the common stock underlying these warrants, or that an exemption from registration or qualification will be available throughout their term. This may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.

The warrants may be redeemed on short notice. This may have an adverse impact on their price.

          We may redeem the Class A and Class B warrants for $0.25 per warrant on 30 days’ notice at any time after the specific redemption conditions in the respective warrants have been satisfied. If we give notice of redemption, you will be forced to sell or exercise your warrants or accept the redemption price. The notice of redemption could come at a time when it is not advisable or possible for you to exercise the warrants or a current prospectus or exemption from registration or qualification does not exist. As a result, you would be unable to benefit from owning the warrants being redeemed. See “Description of Securities” on page 55.

Future sales or the potential for sale of a substantial number of shares of our common stock could cause the trading price of our common stock and unit warrants to decline and could impair our ability to raise capital through subsequent equity offerings.

          Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities. Once this offering is completed, we will have

4,623,077 shares of common stock issued and outstanding and will have approximately an additional 7,258,654 shares of common stock reserved for future issuance as follows:

•	4,646,154 shares in the aggregate underlying the Class A and Class B warrants (including the warrants held by the holders of the Secured Notes);

•	967,500 shares underlying the over-allotment option, including the shares underlying the Class A and Class B warrants included in the units underlying that option;

•	645,000 shares underlying the representative’s warrant, including the shares underlying the Class A and Class B warrants included in the representative’s warrants; and

•	1,000,000 shares reserved for issuance under our stock option plan.

          The common stock included in the units sold in this offering as well as the common stock underlying the warrants, other than those shares held by “affiliates,” as defined by the rules and regulations promulgated under the Securities Act of 1933, as amended, of the “Securities Act,” will be freely tradable without restriction. In addition the securities included in the units that will be issued to the holders of the Secured Notes, which include 173,077 shares of common stock, 173,077 Class A warrants, 173,077 Class B warrants and 346,154 shares of common stock underlying those warrants (at the initial public offering price of $6.50 per unit) are being registered in this registration for resale commencing 90 days after the effectiveness of this offering. Finally, upon the expiration of the one-year “lock-up” agreements to be signed by all of our existing stockholders approximately 2,300,000 unregistered shares will be freely tradeable subject to the timing and volume limitations set forth in Rule 144 promulgated under the Securities Act.

Thus, after the closing of this offering, the following shares will be tradeable:

•	2,150,000 shares of common stock (immediately freely tradeable);

•

519,231 shares of common stock underlying the units that will be issued to the holders of the Secured Notes, including the shares underlying the Class A and Class B warrants included in those units, at the initial public offering price of $6.50 per unit (freely tradeable commencing 90 days after the effectiveness of this offering); and

•	Approximately 2,300,000 unregistered shares, after expiration of one-year “lock-up” agreements, subject to the timing and volume limitations of Rule 144.

See “Description of Securities” on page 55.

The existence of outstanding options and warrants may impair our ability to obtain additional equity financing.

          The existence of outstanding options and warrants may adversely affect the terms at which we could obtain additional equity financing. The holders of these options and warrants have the opportunity to profit from a rise in the value or market price of our common stock and to exercise them at a time when we could obtain equity capital on more favorable terms than those contained in these securities. See “Dilution” on page 20.

Management has broad discretion over the use of proceeds from this offering. We may use the proceeds of this offering in ways that do not improve our operating results or the market value of our securities.

          We will have broad discretion in determining the specific uses of the proceeds from the sale of the units. Our allocations may change in response to a variety of unanticipated events, such as differences between our expected and actual revenues from operations or availability of commercial financing opportunities, unexpected expenses or expense overruns or unanticipated opportunities requiring cash expenditures. We will also have significant flexibility as to the timing and the use of the proceeds. As a result, investors will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. You will rely on the judgment of our management with only limited information about their specific intentions regarding the use of proceeds. We may spend most of the proceeds of this offering in ways with which you may not agree. If we fail to apply these funds effectively, our business, results of operations and financial condition may be materially and adversely affected. See “Use of Proceeds” on page 17.

We may issue shares of preferred stock in the future, which could depress the price of our stock.

          Our corporate charter authorizes us to issue shares of “blank check” preferred stock. Our board of directors has the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further shareholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends are declared to holders of our common stock, and the right to the redemption of such preferred shares, together with a premium, prior to the redemption of the common stock. To the extent that we do issue such additional shares of preferred stock, the rights of the holders of our common stock and other securities could be impaired thereby, including, without limitation, with respect to liquidation. See “Preferred Stock” on page 56.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

          The initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing our units in this offering will incur immediate dilution of $4.46 per share or 68.6%, at the initial public offering price of $6.50 per share. As a result of this dilution, investors purchasing units from us will have contributed 97.1% of the total amount invested in us but will own only 46.5% of our outstanding common stock. In addition, the exercise of outstanding options and warrants and future equity issuances may result in further dilution to investors and current stockholders. See “Dilution” on page 20.

You may never receive dividends on any shares underlying units that you purchase in this offering.

          We do not intend to pay dividends on our common stock in the future. We intend to retain future earnings for use in operating and expanding our business. Our board of directors will have complete discretion as to whether to pay dividends, based on any factors that they consider relevant. As a result, you may never receive dividends on your shares of our common stock. See “Dividend Policy” on page 19.

We have conducted a transaction with related parties that might have adversely affected the value of any shares you acquire in this offering.

          Immediately before the closing of this offering we will acquire all the partnership interests in Allison’s from four related parties, Herb Grimes, Mark Vaughan, Vernon J. Brandt, Jr. and Stan Gustas. These transactions were negotiated solely by our management and their terms were not approved by any independent directors since at that time we had no independent directors. If these transactions were unfair to us, the value of any shares you acquire in this offering may be reduced. See “Certain Relationships and Related Transactions” on page 53.

Certain provisions of Oklahoma law could restrict your ability to acquire additional shares of our stock, your ability to enter into business transactions with us, or your ability to vote, amongst other things, in elections of directors, and could result in our stock price being depressed.

          We have not opted out of certain Oklahoma statutes that restrict the ability of shareholders having 15% or more of our voting power to enter into transactions with us, and that of shareholders having one-fifth or more of our voting power to vote those shares. If you became a shareholder restricted by either statute, this would limit your voting power and your ability to conduct business with us. Also, in general, these statutory provisions could have a depressive effect on our stock price, since they deter certain potential business transactions that could be to our financial benefit. See “Anti-Takeover Provisions Under Oklahoma Law” beginning on page 57.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements that involve risks and uncertainties relating to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, statements concerning:

•	the anticipated benefits and risks associated with our business strategy;

•	our future operating results and the future value of our common stock;

•	the anticipated size or trends of the markets in which we compete and the anticipated competition in those markets;

•	our ability to attract customers in a cost-efficient manner;

•	our ability to attract and retain qualified managemen personnel;

•	potential government regulation;

•	our future capital requirements and our ability to satisfy our capital needs;

•	the anticipated use of the proceeds realized from this offering;

•	the potential for additional issuances of our securities;

•	the possibility of future acquisitions of businesses or assets; and

•	possible expansion into international markets.

          Furthermore, in some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement.

          Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

          The principal purposes of this offering are to provide us with capital that will allow us to:

•	expand our existing production facility and repay debt used to continue work on this expansion;

•	acquire the minority interest in Allison’s;

•	build a new facility;

•	pay debt; and

•	increase working capital.

          At the initial public offering price of $6.50 per unit, after deducting the estimated expenses of this offering, including the underwriting discount of $1,048,125, the representative’s non-accountable expense allowance of $279,500 and other estimated offering expenses of $1,417,297, we estimate that the net proceeds to us from this offering will be approximately $11,230,078. (Non-accountable expenses are expenses incurred by the representative in connection with this offering that are payable out of the proceeds of the offering, but for which it is not required to produce evidence of payment because we have agreed to pay a fixed percentage of the gross proceeds for this purpose.) If the representative exercises the over-allotment option in full, we estimate that the net proceeds of the offering will be approximately $13,169,109.

          We expect to use the net proceeds as follows:

Use of Proceeds	Approximate Amount	Approximate Percentage

Acquisition of Allison’s	$1,500,000	13.4%
Payment of short-term borrowings incurred in connection with expansion of the existing facility	2,000,000	17.8%
Construction or acquisition of new production facility	2,400,000	21.4%
Repayment of debt, excluding accrued interest	2,726,578	24.3%
Working Capital	2,603,500	23.1%

Total	$11,230,078	100.0%

          Acquisition of Allison’s. Immediately prior to the closing of this offering, pursuant to amended agreements dated April 2007, we will acquire from Mark Vaughan and Vernon J. Brandt, Jr., for nominal consideration, 60% of the limited partnership interests in Allison’s Gourmet Kitchens, and also acquire from Herbert Grimes and Stan Gustas the remaining 40% of the limited partnership interests and the general partnership interest in Allison’s Gourmet Kitchens for $2,500,000, $1,500,000 of which will be paid out of the proceeds of this offering. Mark Vaughan, Vernon J. Brandt, Jr., and Stan Gustas are President and Chief Executive Officer, Vice President of Operations and Vice President and Chief Financial Officer of Vaughan, respectively, and Herbert Grimes is President and Chief Executive Officer of Allison’s. On the effective date of this offering, Herb Grimes will become Chairman and Chief Executive Officer of Vaughan Foods and Mark Vaughan will become President and Chief Operating Officer of Vaughan Foods. The remaining $1,000,000 of the purchase price for Allison’s will be paid as described under “Certain Relationships and Related Transactions” on page 53.

          Completion of expansion of existing facility. We have substantially completed building a 48,000 sq. ft. extension of our existing plant at Moore, Oklahoma for use by our Allison’s division. These facilities will increase our capacity to produce refrigerated prepared salads, and enable us to develop new prepared products, including soups, dressings and cooked/chilled items. We will use $2.0 million to pay the principal of the Secured Notes due on the earlier of June 30, 2007 or the closing of this offering, and bearing interest at 10% per annum, the proceeds of which were used to continue work on this expansion since July 2006.

          Construction of new production facility. We plan to build or acquire at least one additional production facility to serve areas outside of our current primary marketing area. The exact location and number of new regions and new facilities will depend on further availability of mortgage and construction financing, business opportunities and strategic relationships. The estimated amount of $2.4 million includes the estimated cash portion of the cost of construction (or possible acquisition) and equipment for one new production facility in contiguous or other marketing areas.

          Repayment of debt

          We will use $2.7 million of the proceeds of this offering to pay our line of credit from Bank of the West.

          Working Capital. We will use $2.6 million of the proceeds for working capital required for general corporate purposes, including broadening our product line, increasing marketing expenditures and constructing or acquiring processing facilities or related businesses in marketing regions outside the area which we currently serve. Working capital may also be used to support new production facilities until they generate positive cash flow. If the underwriter exercises the over-allotment option, we will add the additional net proceeds of approximately $1,939,031 to our working capital.

          The above information represents our best estimate of our capital requirements based upon the current status of our business. We will retain broad discretion in the allocation of the net proceeds within the categories listed above. The amounts actually expended for these purposes may vary significantly and will depend on a number of factors, including our rate of revenue growth, cash generated by operations, evolving business needs, changes in demand for our services, the cost to construct new facilities, our marketing efforts, competitive developments, new strategic opportunities, cost of materials, general economic conditions and other factors that we cannot anticipate at this time.

          Pending their use, we intend to invest the net proceeds of this offering in interest-bearing, investment grade securities.

          We expect that the net proceeds from this offering, when combined with the expected cash flow from operations, will be sufficient to fund our operations and capital requirements for at least 12 months following this offering. We may be required to raise additional capital through the sale of equity or other securities sooner if our operating assumptions change or prove to be inaccurate. We cannot assure you that any financing of this type would be available. In the event of a capital inadequacy, we would be required to limit our growth and the expenditures described above.

DIVIDEND POLICY

          We do not intend to pay any dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on common stock will be at the discretion of our board of directors and will be dependent upon our fiscal condition, results of operations, capital requirements and other factors our board of directors may deem relevant. See “Risk Factors” starting on page 9.

CAPITALIZATION

          The following table sets forth our capitalization as of March 31, 2007 on an actual basis (after adjustment for a stock dividend of 2,874 shares for each share of common stock), on a pro forma basis and pro forma as adjusted for this offering. The pro forma data takes into account:

•

The acquisition of all interests in Allison’s Gourmet Kitchens for $2,500,000, $1,500,000 of which will be paid upon completion of the public offering to the owners of the minority interests in Allison’s as payment for their interests;

•	The increase in our authorized capitalization to 50,000,000 shares of Common Stock, par value $.001 per share and 5,000,000 shares of Preferred Stock, par value $.001 per share.

          The pro forma as adjusted data take into account the issuance of 173,077 shares, 173,077 Class A warrants and 173,077 Class B warrants included in the units that we will issue to holders of the Secured Notes on the date of this prospectus (at the initial public offering price of $6.50 per unit).

          The pro forma as adjusted data also take into account our receipt of $11,230,078 of estimated net proceeds from this offering, our use of approximately $4,727,000 of the proceeds to pay certain of our short and long-term indebtedness (see “Use of Proceeds” starting on page 17), and other pro forma adjustments.

	March 31, 2007

	Actual (Vaughn Foods, Inc.)	Pro forma combined post-acquisition	Pro forma as adjusted

		(in thousands)
Long-term debt including capital lease obligations, net of current portion	$8,582	$11,638	$12,638
Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, no shares issued and outstanding, actual, pro forma, and as adjusted	—	—	—
Common stock, $0.001 par value, 50,000,000 shares authorized; 2,300,000 shares issued and outstanding actual; 2,300,000 shares issued and outstanding pro forma; and 4,623,077 shares issued and outstanding, pro forma as adjusted	2	2	5
Additional paid-in capital	414	414	11,949
Member capital (deficit)	(26)	(26)	(26)
Retained earnings (deficit)	(1,100)	(1,100)	(1,432)

Total stockholders’ equity (deficiency)	(710)	(710)	10,496

Total capitalization	$7,872	$10,928	$23,134

DILUTION

          If you purchase units in this offering, your interest will be diluted to the extent of the excess of the public offering price per share of common stock over the as adjusted net tangible book value per share of common stock after this offering. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding. For purposes of the dilution computation and the following tables, we have allocated the full purchase price of a unit (estimated to be $6.50) to the shares of common stock included in the unit and none to the warrants.

          At March 31, 2007, we had a pro forma negative net tangible book value, after giving effect to the acquisition of Allison’s, of $2,909,080, or approximately a negative value of $1.18 per share based on 2,473,077 shares. After taking into account the estimated net proceeds from this offering of $11,230,078, and other pro forma adjustments, our net tangible book value at March 31, 2007 would have been $9,445,998, or $2.04 per share. This represents an immediate increase of $3.22 per share to existing stockholders and immediate dilution of $4.46 per share, or 68.6%, to the new investors who purchase units in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$6.50
Net negative tangible book value per share at March 31, 2007	$(1.18)
Increase in net tangible book value per share attributable to new investors	3.22

Net tangible book value per share after the offering		2.04

Dilution per share to new investors		$4.46

          The following table summarizes as of March 31, 2007 the differences between the existing stockholders and the new investors with respect to the number of shares purchased, the total consideration paid and the average price per share paid:

	Shares Purchased			Total Consideration		Average Price Per Share

	Number		Percent	Amount	Percent

Executive officers, other officers and directors(1)	2,300,000		49.8%	415,993	2.9%	$0.15	(3)
Other existing stockholders(2)	173,077		3.7%	0	—%	$0.0
New investors	2,150,000		46.5%	13,975,000	97.1%	$6.50	(4)

Total	4,623,077	(5)	100.0%	14,390,993	100.0%

(1)	Consists of shares owned by Mark Vaughan, Vernon J. Brandt, Herb Grimes, Stan Gustas and other officers.

(2)

Consists of 173,077 shares of common stock underlying the units to be issued to the holders of the Secured Notes on the date of this prospectus, at the initial public offering price of $6.50 per unit. The actual number of units that will be issued to the holders of the Promissory Notes will depend on the actual initial public offering price of the units. Consideration does not include original issue discount chargeable to the purchasers of the Secured Notes.

(3)	Represents the per-share book value of the business transferred by the company’s founders upon its organization in 1989.

(4)	At the initial public offering price of $6.50 per unit.

(5)	Does not include any shares underlying unexercised warrants and options.

          If the representative exercises the over-allotment option in full, the new investors will purchase 2,472,500 shares of common stock. In that event, the gross proceeds from this offering will be $16,071,250 ($13,169,109 estimated net proceeds to Vaughan), representing approximately 97.5% of the total consideration for 50.0% of the total number of shares of common stock outstanding, and the dilution to new investors would be $4.20 per share, or 64.6%.

SELECTED CONSOLIDATED FINANCIAL DATA†

          The selected consolidated financial data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statement of operations data for each of the years in the five-year periods ended December 31, 2006, and the three months ended March 31, 2006 and 2007 and the consolidated balance sheet data dated December 31, 2005 and 2006 and March 31, 2007 are derived from our financial statements, which (except for the interim periods ended March 31, 2006 and 2007, which are unaudited) have been audited by Cole & Reed, P.C. certified public accountants, and are included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

Vaughan Foods, Inc.
Consolidated statements of operations data:
(in thousands)

	Years ended December 31,					Three Months Ended March 31,

	2002	2003	2004	2005	2006	2006 (unaudited)	2007 (unaudited)

Net sales	$23,119	$29,369	$36,133	$44,730	$51,277	$12,498	$12,533
Cost of sales	18,732	24,967	29,903	37,976	45,082	10,250	10,624

Gross profit	4,387	4,402	6,230	6,754	6,195	2,248	1,909
Selling, general and administrative expenses	3,486	3,891	5,408	6,433	6,480	1,579	1,356

Income from operations	901	511	822	321	(285)	669	553
Other income (expense)	(95)	(272)	(288)	(722)	(1,227)	(179)	(513)

Income (loss) before provision for taxes	806	239	534	(401)	(1,512)	490	40
Income tax expense (benefit)	154	71	192	(160)	(307)	238	151

Net income (loss)	$652	$168	$342	$(241)	$(1,205)	$252	$(111)

Net income (loss) per share — basic and diluted	$0.28	$0.07	$0.15	$(0.10)	$(0.52)	$0.11	$(0.05)
Weighted average number of shares outstanding — basic and diluted	2,300	2,300	2,300	2,300	2,300	2,300	2,300

Consolidated balance sheet data:
(in thousands)

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

Current assets	$4,370	$5,726	$6,242
Working capital (deficit)	(2,480)	(7,208)	(7,814)
Total assets	16,970	21,002	21,928
Total current liabilities	6,850	12,934	14,056
Total long-term liabilities	9,514	8,667	8,582
Stockholders’ equity (deficiency)	606	(599)	(710)

Allison’s Gourmet Kitchens
Statements of operations data:
(in thousands)

	Years ended December 31,			Three Months Ended March 31,

	2004	2005	2006	2006 (unaudited)	2007 (unaudited)

Net sales	$9,173	$13,111	$20,032	$3,273	$5,710
Cost of sales	6,951	9,846	15,303	2,579	4,274

Gross profit	2,222	3,265	4,729	694	1,436
Selling, general and administrative expenses	1,608	2,356	3,476	621	968

Income from operations	614	909	1,253	73	468
Interest expense	32	11	84	5	18

Net income	$582	$898	$1,169	$68	$450

Consolidated balance sheet data:
(in thousands)

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

Current assets	$1,842	$3,829	$3,449
Working capital	613	1,483	860
Total assets	2,822	6,760	7,044
Total current liabilities	1,229	2,346	2,589
Total long-term liabilities	205	2,189	2,056
Partners’ equity	1,388	2,225	2,399

†

Financial information relating to Wild About Food, Inc. is reflected in financial information relating to Allison’s Gourmet Kitchens only subsequent to the date of its acquisition in 2006, but not in any pro forma financial information for prior periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

          THE FOLLOWING STATEMENT SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANACIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION MAY CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INCIDATED IN FORWARD-LOOKING STATEMENTS.

Vaughan Foods

Business Overview

          We were founded in 1989 to provide fresh-cut produce to customers in the 12 state marketing area within a 500-mile radius of Oklahoma City, Oklahoma. Our marketing area was largely determined by the short shelf life of fresh-cut products and, to a lesser extent, by the cost of refrigerated shipping. We sold primarily to food service accounts, restaurant accounts, and retail chains. We intend to expand our existing business, and to continue to introduce higher-value added products.

          By the end of 2002, our sales had grown to $23 million. However our value-added products were limited and gross profit margins were declining (from 27.1% in 2001 to 19.0% in 2002). Margins in our historical business have continued to decline, reaching 12.1% in the year ended December 31, 2006. Commencing in 2002, we began to expand our operations into a more diverse line of refrigerated foods, in order to provide opportunities for greater profit margins. Initially, we added a limited number of refrigerated, prepared salads. In March 2003, three of our officers, together with Herb Grimes, founded Allison’s Gourmet Kitchens, Ltd., to manufacture a line of refrigerated, prepared salads for new retail outlets and our historical food service customers. Typically, Allison’s products generate higher gross profit margins ranging from 23.6% to 24.9% during the last three fiscal years. In addition, Allison’s is integrated with our operations and uses our production facility in Moore, Oklahoma and our distribution network, including our fleet of tractors and trailers. Allison’s also uses our fresh-cut produce in its refrigerated, prepared salads and shares certain office, managerial, and other personnel. We intend to use $1.5 million of the proceeds of the planned initial public offering to acquire Allison’s. We have also expanded our fresh-cut line to include more salad mixes to better meet the needs of retail chain store accounts. These salad mixes typically enjoy higher gross profit than salad ingredients sold to food service customers. The addition of the new business lines produced by Allison’s is expected to have a positive effect on the combined entity. Pro forma combined margin was 15.8% for the year ended December 31, 2006 and 18.8% for the three months ended March 31, 2007, as compared to Vaughan’s historical level of 12.1% for the year ended December 31, 2006 and 15.2% for the three months ended March 31, 2007. We expect the margins of the combined entity to increase over Vaughan’s historical level in the future as higher margin products should represent a higher percentage of our sales.

          Although our historical business provided only limited margins, it introduced us to an important market of food service accounts, restaurant accounts and retail chains that have significant food product needs. Thus, it positioned us to meet some of those additional needs by expanding our product line, particularly into products providing greater margins, and by broadening the geographic region in which we serve. Also, the changing focus of our historical business into products, such as salad mixes and our “Fresh Fixins’™” line for the retail market, provide opportunities for increased margins.

          In June 2006, Allison’s acquired the assets of Wild About Food, Inc., a processor of fresh soups, stews, sauces, and side dishes, which represents our most recent step toward expanding our product line into higher margin products.

          Sales. We have supply arrangements with twelve separate Wal-Mart distribution centers, representing approximately 9% of our customer sales, and supply arrangements with several independent Sysco Foods distributors, which, in the aggregate, account for approximately 23% of sales. While those Sysco Foods distributors are each independent, it is possible that a termination of a supply arrangement with one could adversely affect business relationships with the others.

          Consolidated operating results are affected to a limited extent by seasonal fluctuations. Sales typically rise due to increased demand during holiday periods and decline in the summer months when schools are not in session.

          Costs. The largest component of our costs is the cost of produce. The prices for produce can be volatile and supplies may be restricted due to weather, plant disease, and changes in agricultural production levels. The amount and quality of available produce can vary greatly from season to season, or within a season and our suppliers may not always be able to provide sufficient quality products, particularly during periods of severe shortages. Often increases in produce costs can be passed on to customers and occasionally, can even generate wider margins as market resistance to price increases fall.

          Generally, other than fluctuations in certain raw material costs that are largely related to short-term supply and demand variances, inflation has not been a material factor in our operations. Inflation is not expected to have a significant impact on our business, results of operations, or financial condition, as we can generally offset the impact of inflation through a combination of productivity gains and price increases. However, during 2004, 2005, and 2006, we did experience significant increases for key purchased items such as natural gas, diesel fuel, and packaging materials, which we were unable to fully offset through selective price increases to our customers.

          Forward Buy Raw Product Agreements. We seek to provide limited protection against price increases by entering into season-long agreements to purchase approximately 100% of our estimated requirements for iceberg and romaine lettuce on a six-month advance basis. These agreements represent arrangements, which are both written and oral, with brokers and suppliers that are specific as to price and quantity within a range and are cancelable by us and the supplier upon 60 or 90 days’ notice, depending upon the term of the agreement. Consistent with industry practice, the agreements contain “Act of God” clauses. Approximately 70% to 100% of our estimated requirements for cabbage, onions, peppers, and potatoes are purchased on a three-month to one-year advance basis. These arrangements are with numerous brokers and growers that are predominantly located in California, Arizona, Colorado, Florida, and Mexico. These growing regions supply nearly 100% of our annual produce requirements. Contracts are typically for a “growing season” or for periods of time that may vary in length from 3 months to 1 year.

          Commodity Price Protection. In order to stabilize our operating results and reduce the impact of changes in commodity prices due to crop failure, we have recently developed a risk management strategy that includes the following elements:

•

We have negotiated agreements with many of our fixed price customers that allow us to raise prices by giving seven days notice in response to increased commodity prices. The majority of these contracts are with major broad-line food service distributor customers who are generally less sensitive to price increases because their customers purchase food products from them on a cost-plus basis.

•

We are continuing to transition customers from lower margin lettuce to higher margin, greater value-added specialty products. These products are less sensitive to fluctuations in underlying commodity prices because the raw material component is a smaller percentage of total cost and we generally have the ability to pass on to our customers the cost increases related to our greater value-added products. This transition to greater value-added specialty products has taken place gradually over the past three years.

Critical Accounting Policies and Estimates

          The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that effect the amounts reported in the Company’s consolidated financial statements and accompanying notes. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. The amounts of assets and liabilities reported in our balance sheets and the amounts of revenues and expenses reported for each of our fiscal periods are affected by the critical estimates and assumptions which are used for, but not limited to, the accounting for inventory, rebates, impairment of long-lived assets, and allowance for doubtful accounts. Actual results could differ from these estimates.

           Inventory: Inventory purchases and purchase commitments are based upon forecasts of future demand. We value our inventory at the lower of average cost (which approximates first-in, first-out cost) or market. Inventory turns rapidly due to the nature of our fresh products; therefore, market is not a major consideration. If we believe that demand no longer allows us to sell our inventory above cost or at all, then we write down that inventory to market or write-off excess inventory levels. If customer demand subsequently differs from our forecasts, requirements for inventory write-offs could differ from our estimates. We have not experienced material inventory writeoffs in the past and try to manage inventory levels of both perishable and non-perishable supplies to avoid such writeoffs.

          Customer Rebates: The estimates and reserves for rebates are based on specific rebate programs, expected usage and historical experience. Actual results could differ from these estimates. In some programs, we accrue expense based on anticipated purchase volume under the program. Greater than anticipated volume under the program would result in a charge to earnings. We have not experienced material charges to earnings under our rebate programs in the past but could do so in the future.

          Allowance for Doubtful Accounts: The allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts and an assessment of international, political and economic risk as well as the aging of the accounts receivable. If there is a change in a customer’s creditworthiness or actual defaults differ from our historical experience, our estimates of recoverability of amounts due us will be affected. We continually monitor customer accounts for indications of a customer’s inability to pay. Overdue accounts get special attention. Charges to bad debt expense as a percentage of net sales were 0.68% in 2004, 0.14% in 2005 and 0.12% in 2006.

          Long-lived Assets: Long-lived assets such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not ultimately be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its ultimate disposition. Cash flow estimates used in evaluating for impairment represent management’s best estimates using appropriate assumptions and projections at the time. We have not experienced any writedowns due to impairment for equipment in use. The depreciation lives of these assets are short (5 - 7 years), resulting in relatively low net book values. Equipment not in use is depreciated in full or held for sale at its estimated recovery value.

          Intangible Assets: We evaluate the recoverability of intangible assets annually or more frequently if impairment indicators arise. Under SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets, intangible assets are evaluated whenever events or changes in circumstances indicate that the carrying value exceeds its fair value, which is determined based upon the estimated undiscounted future cash flows expected to result from the use of the asset, including disposition. Cash flow estimates used in evaluating for impairment represent management’s best estimates using appropriate assumptions and projections at the time. We believe that accounting for intangible assets is a critical accounting policy due to the requirement to estimate the value in accordance with SFAS No. 144 and we will recognize a significant intangible in connection with the purchase of Allison’s. Our intangible assets consist primarily of loan origination fees, which are reduced by amortization over the life of the loans. There is very little variability in the estimates of these intangibles.

          Segment Disclosures: In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has been treated as a single business segment. After the offering, and Vaughan’s simultaneous purchase of Allison’s, we will treat Allison’s as a separate reporting segment in accordance with SFAS 131 guidelines.

Results of Operations Vaughan Foods

	Percentage of Revenue

	Year Ended December 31,			Three Months Ended March 31,

	2004	2005	2006	2006 (unaudited)	2007 (unaudited)

Net Sales (in thousands)	$36,133	$44,730	$51,277	$12,498	$12,533
Cost of Sales	82.8%	84.9%	87.9%	82.0%	84.8%
Gross Profit/Margin	17.2%	15.1%	12.1%	18.0%	15.2%
SG&A Expense	15.0%	14.4%	12.6%	12.6%	10.8%
Income (loss) from Operations	2.2%	0.7%	(0.5)%	5.4%	4.4%
Total other Income and expense	(0.8)%	(1.6)%	(2.4)%	(1.5)%	(4.1)%
Earnings (Loss) Before
Income Taxes	1.4%	(0.9)%	(2.9)%	3.9%	0.3%
Income Tax Expense (Benefit)	0.5%	(0.4)%	(0.6)%	1.9%	1.2%
Net Earnings (Loss)	0.9%	(0.5)%	(2.3)%	2.0%	(0.9)%

Comparison of Three Months Ended March 31, 2006 and 2007

          Net sales. Net sales in the first quarter of 2007 increased by $35,000 (0.3%), to $12,533,000 from $12,498,000 in the first quarter of 2006. The net increase was primarily attributable to a $145,000 increase in product sales offset by a $110,000 decrease in backhaul revenue, which consists of “back haul” transportation for other shippers.

          Our average selling price for all products, exclusive of backhaul revenue, is presented in the table below. Total volume (in pounds) of product sold decreased by 0.9 million pounds or 5%, and was partially offset by higher average prices, with the weighted average price per pound increasing by $0.04, or 6%. Sales of lettuce decreased by 1.9 million pounds, due primarily to higher prices of lettuce—lettuce prices averaged $0.63 per pound in the first quarter of 2007, compared with $0.58 per pound for the comparable quarter in 2006. Net sales and pounds of our products for the first quarter of 2006 and 2007 were as follows:

		Three Months Ended

	2006			2007

	Pounds (in millions)	Sales ($ in millions)	Price Per Pound	Pounds (in millions)	Sales ($ in millions)	Price Per Pound

Lettuce	10.0	$5.8	$0.58	8.1	$5.1	$0.63
Cabbage	3.1	1.4	0.45	3.4	1.4	0.41
Onions	1.7	1.3	0.76	2.0	1.7	0.85
Serve Fresh Kits	0.8	1.1	1.38	0.8	1.2	1.50
Other Produce	3.0	2.5	0.83	3.4	2.8	0.82

Subtotal Product Revenue	18.6	12.1	$0.65	17.7	12.2	$0.69

Backhaul Revenue	—	0.4		—	0.3

TOTAL	18.6	$12.5		17.7	$12.5

          Gross profit. Gross profit declined by $340,000 to $1.9 million in the first quarter of 2007 compared with the same quarter in 2006, and the gross profit percentage declined to 15.2% from 18.0% for the same period. The gross profit decline was comprised of a $524,000 decrease associated with the 2007 Spring onion market, which was partially offset by $112,000 and $72,000 of production efficiency savings and outbound freight cost savings, respectively. Our onion costs increased, on average, by $0.18 per pound to $0.36 per pound between the first quarter of 2006 and the first quarter of 2007 due to the onion market conditions.

          The 2006 Fall onion crops experienced adverse weather conditions and reduced plantings, resulting in shortages of onions in the Spring growing seasons. The Spring Mexico and Texas growing seasons also experienced adverse weather, resulting in shortages. We experienced enhanced production labor efficiency in our plant through improved scheduling and more efficient utilization of production equipment. We also experienced a savings in outbound freight costs principally due to consolidations of outbound deliveries, resulting in fewer delivery miles being required. Subsequent to the 2007 first quarter, fuel prices increased, and we expect that we may encounter higher fuel costs in the future, which may adversely affect our profitability.

          Selling, general and administrative expenses. Selling, general and administrative expenses decreased by $224,000 to $1.4 million in the first quarter of 2007 compared with the same period in 2006. The decrease was primarily due to headcount reductions following losses incurred during the second and third quarters of 2006, and included reductions in administrative and sales salaries, commissions to brokers, and curtailments in sales training programs. These reductions resulted in savings of $143,000 for the three months ended March 31, 2007, compared to the same period in 2006. Other ongoing expense decreases of approximately $81,000 include reduced spending on computer supplies and software, cell phones and office supplies.

          Income from Operations. Income from operations decreased by $116,000 to $553,000 in the first quarter of 2007 from $669,000 in the first quarter of 2006. The percentage of operating income decreased to 4.4% from 5.4%, and is due primarily to lower gross profits caused by unfavorable onion market conditions.

          Other Income and Expense. Other income and expense resulted in an increase in net expense of $334,000. Interest expense increased by $362,000 due to the amortization of bridge loan assets (treated as interest expense in the consolidated statements of operations, but included in depreciation and amortization in the consolidated statements of cash flows) of $281,000, and other amortization of loan origination costs and interest expense of $188,000 offset by interest cost of $107,000 associated with the building expansion which was capitalized during the first quarter of 2007. There was no interest capitalized during the first quarter of 2006. Increase in expense of $362,000 was offset by increased rental income charged to Allison’s of $28,000.

          Earnings Before Income Tax. Earnings before income taxes decreased by $450,000 to $40,000 in the first quarter of 2007, compared with the same period in 2006. The primary factors contributing to the decrease in profitability were the higher cost of acquiring onion products, and the increased expense related to amortization of our bridge loan, and loan origination costs. See also Liquidity and Capital Resources for additional information concerning our financing.

          Income taxes. Our income tax expense for the three months ended March 31, 2006 and 2007 were $238,000 and $152,000, respectively, resulting in effective financial accounting tax rates that were higher than the statutory income tax rates. The amortization of bridge loan assets of $281,000 in the 2007 period constitutes a permanent difference between tax return taxable income and pre-tax accounting income, resulting in a higher effective tax rate than would be expected based on the statutory income tax rates.

          Net income (loss). Net income decreased by $364,000 from $253,000 to a loss of $111,000 in the first quarter of 2007, compared with the year-earlier period. The most significant factors affecting net income in the 2007 period were (a) the aforementioned decline in gross profit of $340,000, and (b) the amortization of the bridge loan asset and its non-deductibility for tax purposes.

          Comparison of Years Ended December 31, 2006 and 2005

          Net Sales. Net sales in 2006 increased by $6.6 million (14.8%) to $51.3 million from $44.7 million in the prior year. The increase was due primarily to increased volume from 20 new customers and, to a lesser extent, increased volume from some food distributors and other existing customers.

          Our average selling price for all products (exclusive of backhaul revenue) decreased from $0.67 per pound in 2005 to $0.66 per pound in 2006. The net $6.7 million increase in product sales (exclusive of backhaul revenue) from 2005 to 2006 reflects a $7.5 million increase in sales due to the higher average volume, offset by an $800,000 decrease in sales due to lower average prices. Lower average prices resulted primarily from customer credits granted in connection with lower quality lettuce as described below. Net sales and pounds of our products are as follows:

	2005			2006

	Pounds (in millions)	Sales ($ in millions)	Price Per Pound	Pounds (in millions)	Sales ($ in millions)	Price Per Pound

Lettuce	35.8	$21.3	$0.59	39.5	$23.1	$0.58
Cabbage	11.0	5.0	0.45	13.9	5.6	0.40
Onions	6.8	5.2	0.76	7.7	5.5	0.71
Serve Fresh Kits	3.2	4.5	1.41	3.4	4.8	1.41
Other Produce	7.9	7.1	0.90	11.5	10.8	0.94

Subtotal Product Revenue	64.7	43.1	$0.67	76.0	49.8	$0.66

Backhaul Revenue		1.6			1.5

TOTAL	64.7	$44.7		76.0	$51.3

          Gross profit. Gross profit in 2006 declined by $600,000 to $6.2 million from $6.8 million in the prior year. The gross profit percentage in 2006 declined to 12.1% from 15.1% in 2005. Approximately $330,000 of the decrease in gross profit was due to increased costs associated with poor quality lettuce and increased fuel costs, and approximately $200,000 was due to excess cost of sales related to an ammonia leak in the processing plant. Depreciation expense increased by $70,000 due to the purchase of additional processing equipment. Poor quality lettuce reduced our yields of finished product and also required increased handling and trimming. Poor quality lettuce was a result of unusual weather conditions during the spring growing season in a number of regions.

          Higher fuel costs increased our cost of inbound freight which was a significant factor in our increased cost of sales for the year ended December 31, 2006 compared to 2005. Fuel costs related to freight out to customers as a percentage of sales increased from 3.2% in the year ended December 31, 2005 to 3.5% in the year ended December 31, 2006, an increase of 8.8%.

          Our plant is refrigerated using liquid ammonia, which is pumped through our cooling system by a network of high-pressure pipes. In early April 2006, one of the pumps developed a leak in one of its seals. The amount of ammonia discharged was large enough to force evacuation of our plant and the immediate surrounding area, and we were not able to resume operation until the discharged ammonia had dissipated, the pump had been replaced, and our facility had again been cooled back to our normal operating temperature range of 35-40 degrees Fahrenheit. This evacuation resulted in decreased revenue for this time period, as we lost 2.5 days of production, and incurred a one-time expense of an ammonia consulting firm, which was employed to ensure that an incident such as this will never occur again. We have since implemented a maintenance and prevention plan for our ammonia system to ensure we are fully operational at all times. Additionally, we have trained the majority of our maintenance and management staff to perform maintenance, detection, and prevention of leaks and malfunctions. Due to the ammonia leak, we incurred additional costs of sales expenses of approximately $200,000; consisting of $50,000 in credits and returns, $50,000 in additional plant payroll, $20,000 in late delivery fees, $20,000 in cleanup and supplies, and $60,000 in other expenses.

          Selling, General, and Administrative Expenses. Selling, general, and administrative expenses for the years ended December 31, 2006 and 2005 were $6.5 million and $6.4 million, respectively; an increase of approximately $50,000 or 0.7%. Expenses in 2006 relating to our initial public offering have been capitalized.

          Income (loss) from Operations. Operating income or loss for the years ended December 31, 2006 and 2005 was a loss of $284,000 and a profit of $322,000, respectively. The 2006 decrease in profitability of approximately $500,000 was due to lower lettuce yields related to spring crop failures and the ammonia leak.

          Other income (expense). Other income (expense) for the years ended December 31, 2006 and 2005 was a net expense of $1,227,000 and $722,000, respectively, an increase of approximately $505,000 or 70%. The primary reason for the increased 2006 expense was an increase of approximately $620,000 of amortization of bridge loan asset (treated as interest expense, but included in depreciation and amortization in the Company’s Consolidated Statement of Cash Flows), a decline in interest income of $38,000 due to lower balances in interest bearing restricted cash accounts, partially offset by a net decrease in interest expense related to short-term borrowings of approximately $109,000, and increased rental income of $44,000. Interest expense on short-term borrowings related to the building expansion was capitalized in the amount of $220,000. The resulting decrease in interest expense was partially offset by an increase in interest expense of $111,000, related to other borrowings, resulting in a net decrease in interest expense of $109,000.

          Earnings (loss) before income taxes. Earnings (loss) before income taxes for the years ended December 31, 2006 and 2005 was a loss of approximately $1.5 million and a loss of $400,000, respectively, for a decrease in profitability of $1.1 million. The decrease was principally caused by the decrease in gross profit of approximately $600,000 and increased interest expense of approximately $500,000. In addition, higher revenue was offset by a decreased gross profit due to low quality lettuce and the ammonia leak and an increase in interest expense related to the expansion of our facility.

          Income Taxes. The income tax benefit for the years ended December 31, 2006 and 2005 was $308,000 and $160,000, respectively. The income tax benefit was due to the net operating loss and state tax job credits. Our effective tax rates for the years ended December 31, 2006 and 2005 were 20% and 40% respectively. The increase in the effective rate is due to non-deductibility of amortization of bridge loan asset treated as interest.

          Net Income (loss). Net income (loss) for the years ended December 31, 2006 and 2005 was a loss of approximately $1.2 million and $241,000, respectively. The decrease of approximately $1 million in net income was due to the $1.1 million loss in earnings before income taxes offset by a $147,000 increase in income tax benefit.

Comparison of Years Ended December 31, 2005 and 2004

          Net sales. Net sales were $44.7 million and $36.1 million for the years ended December 31, 2005 and 2004 respectively, an increase of $8.6 million, or 24%. The increase in net sales was primarily due to increased volume and higher prices. The increase in prices reflected higher commodity costs for raw materials, which we were able to pass on, in part, to our customers. The higher pricing was principally for lettuce and onion products. Volume increased from 54.7 million pounds sold in 2004, to 64.7 million pounds sold in 2005, an increase of 18.3%. The increase in sales reflects the expansion of our lettuce and cabbage lines, as well as the addition of 29 new customers. The sales from these new customers accounted for 2.5% of total net sales in 2005. Of the 24% increase in net sales, 13.1% was due to new customer sales. The remaining 10.9% was due to increased sales volume from some food distributors and other existing customers during the year 2005.

          The average price for all products (excluding backhaul revenue) increased from $0.64 per pound in 2004 to $0.67 per pound in 2005. The net $8.3 million increase in product sales (exclusive of backhaul revenue) from 2004 to 2005 reflects a $6.4 million increase in sales due to the higher average volume and an $1.9 million increase in sales due to higher average prices. Net sales and pounds for our products are as follows:

	2004			2005

	Pounds (in millions)	Sales ($ in millions)	Price Per Pound	Pounds (in millions)	Sales ($ in millions)	Price Per Pound

Lettuce	29.8	$17.3	$0.58	35.8	$21.3	$0.59
Cabbage	11.4	5.5	0.48	11.0	5.0	0.45
Onions	5.8	4.2	0.72	6.8	5.2	0.76
Serve Fresh Kits	0.5	0.8	1.60	3.2	4.5	1.41
Other Produce	7.2	7.0	0.97	7.9	7.1	0.90

Subtotal Product Revenue	54.7	34.8	$0.64	64.7	43.1	$0.67

Backhaul Revenue		1.3			1.6

TOTAL	54.7	$36.1		64.7	$44.7

          Gross profit. Gross profit for the years ended December 31, 2005 and 2004 was $6.7 million and $6.2 million respectively, an increase of $500,000 or 8%. Our gross profit margin for the years ended December 31, 2005 and 2004 was 15.1% and 17.2% respectively. The increase in gross profit dollars was due to increased volume and higher lettuce and onion prices. The decrease in our gross profit margin was due in large part to higher oil prices nationwide, which affected our utilities, transportation, and packaging costs. Between 2004 and 2005, within cost of sales, raw materials costs increased 30%, packaging costs increased 27%, and distribution costs and utilities costs each increased 32%.

          Selling, General, and Administrative Expense. Selling, general, and administrative expense for the years ended December 31, 2005 and 2004 was $6.4 million and $5.4 million respectively, an increase of $1.0 million, or 18.5%. The increased expenses were primarily due to the cost of the audit of our financial statements for the prior three years, additional legal fees and other expenses of approximately $250,000 necessary to prepare the company for a public offering, increased salaries expense of approximately $250,000, increased computer expenses of approximately $180,000, and related increases in travel, consulting fees, and other expenses of approximately $320,000. During 2005, as part of our expansion, we added 40 new positions, including three at the vice president level. As a result of these additions, the average number of employees increased from 252 to 292. The increase in computer expenses resulted from the introduction of new accounting software.

          Income (loss) from Operations. Operating income for the years ended December 31, 2005 and 2004 was $322,000 and $822,000 respectively, a decrease of $500,000, or 61%. This decrease in operating income was due to the increase in gross profit of $500,000 offset by increased selling, general, and administrative expenses of $1.0 million.

          Other income (expense). Other income (expense) for the years ended December 31, 2005 and 2004 was a net expense of $722,000 and a net expense of $287,000, respectively, for an increase of $435,000, or 152%. This increase was primarily due to increased rental income of approximately $99,000 from Allison’s and increased other income of approximately $76,000, offset by an increase in interest expense of approximately $610,000. The increased interest expense reflects increased debt to expand our processing facility, add new processing equipment, and transportation equipment. The increased other income is interest income earned when industrial bond proceeds remained on deposit.

          Earnings (Loss) before income taxes. Earnings (Loss) before income taxes for the years ended December 31, 2005 and 2004 was a loss of approximately $401,000 and a profit of approximately $534,000, respectively, for a decrease in profitability of approximately $935,000. Higher revenue and the amount of gross profit from increased volume and prices were offset by increases in selling, general and administrative expenses related primarily to expenses associated with preparation for the planned initial public offering, increased salaries and related expenses, and increased interest expenses from increased debt to fund facilities expansion.

          Income Taxes. We had an income tax benefit of $160,000 in 2005 due to the loss before the provision for taxes, but had income tax expense in 2004 of $192,000. Our effective tax rate in 2005 and 2004 was 40% and 36%, respectively.

          Net Income(loss): Net income (loss) for the years ended December 31, 2005 and 2004 was a loss of approximately $241,000 and a profit of approximately $342,000, respectively. The decrease of $583,000 in net income was due to the $935,000 decrease in earnings before income taxes offset by a $352,000 increase in income tax benefit.

Liquidity and Capital Resources

          Historically, we have financed our liquidity requirements through internally generated funds, senior bank borrowings, and the issuance of other indebtedness. In addition to the proceeds of the public offering, we believe these sources remain viable financing alternatives to meet our anticipated cash requirements. Cash and cash equivalents at March 31, 2007 were $984,000. We had a working capital deficiency (current assets minus current liabilities) of $7.8 million at March 31, 2007. The deterioration in our net working capital is the result of (a) losses incurred in the three month period ended March 31, 2007 (b) costs incurred for capital expenditures, and (c) our occasional use of working capital to pay for portions of our building expansion. The successful completion of this public offering will improve our working capital position and provide the necessary financing to fund our expansion and other normal operating expenses. We anticipate that our cash and cash equivalent balance, existing working capital, and expected cash flow from operations will be sufficient to satisfy our operational cash flow requirements over the next 12 months. See “Use of Proceeds” beginning on page 17. However, we can provide no assurance that our actual cash requirements will not be greater than we currently expect. We also cannot provide assurance that we will successfully complete the pending initial public offering. If we are unable to com-

plete the pending initial public offering and other sources of liquidity are not available to us or if we cannot generate sufficient cash flow from operations, we may be required to obtain additional sources of funds through cost reductions, asset sales, or additional financing from third parties, or a combination thereof. We cannot provide assurance that these additional sources of funds will be available or, if available, would have reasonable terms.

          We are currently in violation of certain covenants in our loan agreements and under the terms of our industrial revenue bond agreement. On May 23, 2007, we received an informal term sheet from our primary lender listing certain conditions under which the lender would consider forbearance rather than pursuing other remedies. Management is reviewing the term sheet and considering the lender’s proposal; however, management anticipates that the bank loans will be liquidated with the proceeds of the offering, which will render the event of default moot. However, there can be no assurance that we can complete the public offering, receive the proceeds of the public offering and liquidate the indebtedness to the bank in a reasonable timeframe. If we are unable to successfully complete the offering by June 30, 2007, we may be forced to seek other financing arrangements or to continue to work with our existing debt holders for a final resolution. In addition, unless a formal extension is executed, the bank could accelerate payment on the line of credit and the $105,000 balance outstanding on our equipment loan at any time.

          The following is summarized cash flow information for 2004, 2005, 2006 and the quarters ended March 31, 2006 and 2007 (dollars in thousands):

	December 31,			March 31,

	2004	2005	2006	2006 (unaudited)	2007 (unaudited)

Net income (loss)	$342	$(241)	$(1,205)	$252	$(111)
Non-cash items	1,141	884	1,485	496	762
Changes in operating assets and liabilities	(76)	(871)	1,569	(590)	485

Operating activities	1,407	(228)	1,849	158	1,136
Investing activities	(7,143)	23	(2,901)	8	(642)
Financing activities	5,977	(442)	1,884	(104)	(379)

Net increase (decrease) in cash	$241	$(647)	$832	$62	$115

          Operating activities. In 2005, our operating results declined, which had an adverse effect on our cash flow from operating activities. The decline in operating results was caused by increased selling, general & administrative expenses primarily due to the hiring of additional employees in anticipating of a significant expansion of our business. In 2006, our operating results declined significantly because of increases in cost of sales due to poor quality lettuce from a poor spring growing season, an ammonia leak in our processing facility, and an increase in interest expense. However, we were able to produce positive cash flow from operating activities of $1.8 million during 2006, primarily by increasing our accounts payable.

          Changes in working capital also result from changes in operating assets and liabilities, such as accounts receivable, inventories, prepaid expenses, accounts payable and accrued liabilities. Changes in these items, which affect cash flow from operating activities, reflect the continuing expansion of our business. Increasing receivables resulting from growing sales generates a requirement for cash, which is partially mitigated by an increase in accounts payable.

          In 2006, our working capital position deteriorated significantly due primarily to the operating loss. However, our accounts payable increased by $1.6 million over the period, which contributed to positive cash flow from operating activities.

          Investing activities. Cash used in investing activities reflects our expansion and investment in new processing facilities and equipment. The $7.1 million use of cash in 2004 for investing activities represents the investment in new plant and equipment and temporary investments of debt proceeds.

          Since the beginning of 2004 and through March 31, 2007, we invested $9.7 million in new plant and equipment in connection with expansion of business.

          Financing activities. In 2004, we borrowed $5.0 million through the issuance of industrial revenue bonds and $2.8 million from a line of credit. We used the proceeds to repay $1.0 million in long term debt and capital leases, repay $2.1 million of our line of credit, pay $500,000 in loan origination fees, and provide $2.0 million to partially fund our expansion.

          In 2005, we borrowed $2.3 million from our line of credit and $527,000 of long-term debt to repay $1.8 million of our line of credit and $1.5 million in long-term debt and capital leases, and to provide $1.3 million plus existing cash resources to fund our expansion.

          Over the period from 2004 through 2006, we borrowed $16.1 million from our line of credit, industrial revenue bonds, and other short and long-term loans, refinanced $7.3 million in short and long term obligations and used $9.3 million to fund our expansion.

          During the same period, we generated $3.0 million in cash from operations, for a total of $11.8 million. We used $9.3 million to fund our expansion as described above. The remaining $2.5 million was used for working capital and other corporate purposes. Our line of credit and other short-term borrowings are used primarily to fund our working capital, while the long-term debt and industrial revenue bonds have been used to fund our expansion.

          Industrial revenue bonds. Under the terms of our industrial revenue bonds, we are obligated to meet certain covenants.

•

Debt Service Coverage Ratio: We are required to maintain a debt service coverage ratio of 1.50 to 1.00. The ratio was reported to the Trustee and notice was given to Beneficial Owners quarterly for each of the previous four quarters. If the Debt Service coverage ratio reported for each of the previous four quarters is less than 1.50 to 1.00 we are required to retain a consultant. For the three months ended March 31, 2007, our Debt Service Coverage ratio was 0.47 to 1.00. The trustee has not required us to retain a consultant.

•

Current Ratio: We are required to maintain a current ratio 1.10 to 1.00 calculated as of the last day of each calendar quarter beginning after January 1, 2006. As of March 31, 2007, our current ratio was 0.44 to 1.00.

•

Debt to Equity Ratio: We are required to maintain a debt to equity ratio of not more than 4.00 to 1.00 calculated as of the last day of each calendar quarter beginning after January 1, 2006. As of March 31, 2007, our debt to equity ratio could not be calculated due to a negative equity balance.

•	Accounts Payable: We agree that not more than 20% of accounts payable shall be in excess of 90 days past due. We were in compliance with this covenant as of March 31, 2007.

•	Accounts Receivable: We agree that not more than 20% of accounts receivable will be in excess of 90 days past due. We were in compliance with this covenant as of March 31, 2007.

          Noncompliance with the debt service coverage ratio, the current ratio, or the debt to equity ratio will not be considered an event of default under the terms of the agreement. Noncompliance with the above ratios has resulted in an increase in the interest rate on each of the Bonds of 1% until we are in compliance with the required ratios.

          The following is a summary of the contractual commitments associated with our debt and lease obligations, as well as our purchase commitments as of March 31, 2007:

	Payments due by period

($ in 000’s)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt obligations	$8,706	$562	$1,166	$993	$5,985
Capital lease obligations	611	173	398	40	—
Operating lease obligations	795	338	385	72	—
Purchase obligations	10,198	10,198	—	—	—
Short-term borrowings	7,039	7,039	—	—	—

Total	$27,349	$18,310	$1,949	$1,105	$5,985

          Purchase obligations represent arrangements, both written and oral, with brokers and suppliers that are specific as to price and quantity within a range and are cancelable by us and the broker or supplier upon 60 or 90 days’ notice, depending on the term of the agreement. Consistent with industry practice, the agreements contain “Act of God” clauses. The amounts in the above tables are our best estimate of the amounts that will be shipped under these arrangements.

          Market risk. Market risks consist of interest rate fluctuations and commodity price fluctuations as further described below.

          Interest Rate Risks. We are subject to market risk from exposure to fluctuations in interest rates. Some of our debt instruments contain variable interest rates adjusted quarterly and indexed by different published rates. At March 31, 2007 our revolving line of credit variable interest rate was 10.25%, or Wall Street Journal Prime + 2.00%, on borrowings of $2,726,578. Other long-term debt, totaling $3,506,000, secured by real estate and other assets also have variable rates indexed by LIBOR and other lending institution Base Rates.

          Commodity Price Risks. The supply and price of fresh vegetables and fruits is subject to volatility due to growing seasons, crop failure and other factors beyond our control. We enter into agreements (which are specific as to price and quantity within a range and are cancelable by us and the supplier upon 60 or 90 days’ notice, depending on the term of the agreement and which contain “Act of God” clauses) for supply at fixed prices to ensure our ability to maintain an adequate supply of raw materials, so that we may service our customers in the event of a market shortage. Our purchase agreements may cause our purchase costs to be higher in the event of a low market with excessive supply. In contrast, our purchase agreements may cause our purchase costs to be lower in the event of a high market with limited supply. There is no guaranty that our suppliers will be able to fulfill our contracts in the event of a limited supply market.

          Packaging cost risk. Our packaging costs are subject to market risk due to the cost of petroleum products in plastics and the paper products in our corrugated boxes. Significant increases in petroleum and paper products could increase our packaging costs.

          Fuel Cost. Our business is substantially dependent upon timely delivery of our products by our fleet of trucks and trailers. Increases in fuel costs increased our delivery costs during 2006 and could put us at a competitive disadvantage to suppliers located closer to their customers. Increases in fuel costs included increased raw material costs for inbound freight, and our cost to deliver products to our customers.

          We attempt to pass all increased raw material costs on to our customers, however we cannot provide assurance that we will be able to pass all increased costs on to our customers in the future, especially during short-term market fluctuations.

          Public company. We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Capital Markets, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. New expenses as a result of our being a public company include additional amounts for legal and accounting services, listing fees for Nasdaq and the Boston Stock Exchange, transfer agent fees, additional insurance costs, printing and filing fees, fees for investor and public relations and compensation payable to non-employee directors. For example, we expect the application of these rules and regulations to our company will make it more difficult and more expensive for us to obtain director and officer liability insurance.

          In particular, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. Commencing in 2007, we will begin to perform system and process evaluation and testing of our internal control over financial reporting in order to allow our chief executive officer and our chief financial officer to certify as to effectiveness of our internal control over financial reporting beginning with the year ending December 31, 2008, as required by Section 404 of the Sarbanes-Oxley Act. Also, beginning with the year ending December 31, 2008, our independent registered public accounting firm will be required to evaluate and test our internal control over financial reporting, and to issue an opinion on the effectiveness or our internal control over financial reporting. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues. We currently do not have an internal audit group, and we will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the Securities and Exchange Commission , the Nasdaq Capital Market, the Boston Stock Exchange or other regulatory authorities, which would require additional financial and management resources. In addition, if we are unable to meet filing deadlines for reports required by the Securities Exchange Act, our securities could be delisted from the Nasdaq Capital Market or the Boston Stock Exchange. If our securities were delisted from both exchanges, trading, if any, in our securities would be conducted in the over the counter market on the NASD’s “OTC Bulletin Board.” Consequently, the liquidity of our securities could be impaired.

Allison’s Gourmet Kitchens

Overview

          Allison’s Gourmet Kitchens was formed in March 2003 to diversify Vaughan Foods’ commodity fresh-cut produce with higher margin value added refrigerated prepared salads. The company was founded as a limited partnership by Herb Grimes, Mark Vaughan, Vernon Brandt, Jr. and Stan Gustas. Four key factors for this start-up were:

•	Vaughan Foods was purchasing high volumes of produce items that are utilized in refrigerated prepared salads.

•	Vaughan Foods had a fleet of refrigerated trucks already in place to implement distribution in the region.

•	Vaughan Foods was already producing a limited line of refrigerated salads and there was adequate space within the current facility to produce approximately 15 million pounds annually.

•	Herb Grimes had over 25 years of experience managing businesses in the industry.

          We expanded Vaughan’s original ten existing products to 55. This was accomplished by developing marketing programs that are tailored to foodservice and retail grocery chains. The current mix of business is 65% retail and 35% foodservice, including several other smaller distributors. Our retail business is primarily in grocery chains, making our products available to individual consumers. The foodservice percentage consists largely of restaurants. By the end of 2005 we were at maximum capacity and began construction of an addition to the existing building that will give us the capacity to produce products that can generate sales in excess of $50 million annually. The added production capacity is designed as a general expansion to produce all products.

Critical Accounting Policies and Estimates

          The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. The amounts of assets and liabilities reported in our balance sheets and the amounts of revenues and expenses reported for each of our fiscal periods are affected by the critical estimates and assumptions which are used for, but not limited to, the accounting for inventory, rebates, impairment of long-lived assets, and allowance for doubtful accounts. Actual results could differ from these estimates.

          Inventory: Inventory purchases and purchase commitments are based upon forecasts of future demand. We value our inventory at the lower of average cost (which approximates first-in, first-out cost) or market. Inventory turns rapidly due to the nature of our fresh products; therefore, market is not a major consideration. If we believe that demand no longer allows us to sell our inventory above cost or at all, then we write down that inventory to market or write-off excess inventory levels. If customer demand subsequently differs from our forecasts, requirements for inventory write-offs could differ from our estimates. We have not experienced material inventory writeoffs in the past and try to manage inventory levels of both perishable and non-perishable supplies to avoid such writeoffs.

          Customer Rebates: The estimates and reserves for rebates are based on specific rebate programs, expected usage and historical experience. Actual results could differ from these estimates. In some programs, we accrue expense based on anticipated purchase volume under the program. Greater than anticipated volume under the program would result in a charge to earnings. We have not experienced material charges to earnings under our rebate programs in the past but could do so in the future.

          Allowance for Doubtful Accounts: The allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts and an assessment of international, political and economic risk as well as the aging of the accounts receivable. If there is a change in a customer’s credit worthiness or actual defaults differ from our historical experience, our estimates of recoverability of amounts due us will be affected. We attempt to monitor customer accounts for indications of a customer’s inability to pay. Overdue accounts get special attention. Charges to bad debt expense as a percentage of net sales were 0.13% in 2004, 0.00% in 2005 and 0.03% in 2006.

          Long-lived Assets: Long-lived assets such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not ultimately be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its ultimate disposition. Cash flow estimates used in evaluating for impairment represent management’s best estimates using appropriate assumptions and projections at the time. We have not experienced any writedowns due to impairment for equipment in use. The depreciation lives of these assets are short (5 - 7 years), resulting in relatively low net book sales. Equipment not in use is depreciated in full or held for sale at its estimated recovery value.

          Intangible Assets: We evaluate the recoverability of intangible assets annually or more frequently if impairment indicators arise. Under SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets, intangible assets are evaluated whenever events or changes in circumstances indicate that the carrying value exceeds its fair value, which is determined based upon the estimated undiscounted future cash flows expected to result from the use of the asset, including disposition. Cash flow estimates used in evaluating for impairment represent management’s best estimates using appropriate assumptions and projections at the time. We believe that accounting for intangible assets is a critical accounting policy due to the requirement to estimate the value in accordance with SFAS No. 144. Our intangible assets consist of a customer list obtained by Allison’s from Vaughan Foods, Inc. at the inception and a customer relationship from the acquisition of Wild About Foods, Inc. We are amortizing the cost of both intangible assets over a period of not more than 5 years. We believe there to be very little variability in the estimate of value on the intangibles. The value of the customer relationship is calculated by discounting projected earnings from the date of acquisition to the extent of the liability for excess purchase price.

Results of Operations Allison’s Gourmet Kitchens
(in thousands)

	Percentage of Revenue

	Year Ended December 31,			Three Months Ended March 31,

	2004	2005	2006	2006 (unaudited)	2007 (unaudited)

Net Sales (in thousands)	$9,173	$13,111	$20,032	$3,273	$5,710
Cost of Sales	75.8%	75.1%	76.4%	78.8%	74.9%
Gross Profit/Margin	24.2%	24.9%	23.6%	21.2%	25.1%
SG&A Expenses	17.5%	18.0%	17.4%	19.0%	16.9%
Income from Operations	6.7%	6.9%	6.2%	2.2%	8.2%
Interest Expense	0.3%	0.1%	0.4%	0.1%	0.3%
Net Earnings	6.4%	6.8%	5.8%	2.1%	7.9%

Comparison of Three Months Ended March 31, 2006 and 2007

          Net sales. Net sales increased by $2.4 million to $5.7 million during the first quarter of 2007, compared with the same period in 2006. The increase was due primarily to $2.3 million in sales of soups and sauces resulting from the inclusion of Wild About Food, which was acquired effective June 1, 2006. Our average selling price for all products increased from $0.79 per pound during the three-month period ended March 31, 2006 to $1.02 per pound during the three-month period ended March 31, 2007. The increase in average price per pound is due primarily to the inclusion of Wild About Food, which constitutes our Soups and Sauces category with an average selling price of $1.64 per pound. Excluding Soups and Sauces, our product average sales price increased by $0.02 per pound in the first quarter of 2007, compared with the year-earlier period. Net sales and pounds of our products for the quarters ended March 31, 2006 and 2007, are as follows:

	March 31,

	2006			2007

	Pounds (in millions)	Sales ($ in millions)	Price Per Pound	Pounds (in millions)	Sales ($ in millions)	Price Per Pound

Potato Salads	2.8	$1.9	$0.68	2.9	$2.0	$0.69
Pasta Salads	0.5	0.4	0.80	0.5	0.4	0.80
Cole Slaw	0.4	0.3	0.75	0.4	0.3	0.75
Meat Salads	0.2	0.4	2.00	0.2	0.4	2.00
All Other	0.2	0.3	1.50	0.2	0.3	1.50
Soups and Sauces	—	—	—	1.4	2.3	1.64

Total	4.1	$3.3	$0.79	5.6	$5.7	$1.02

          Gross Profit. Gross profit increased by $742,000, or 107% to $1.4 million during the first quarter of 2007 compared with the same period in 2006. Our gross profit percentage increased to 25.1% from 21.2%. The inclusion of Wild About Food contributed $680,000 of the increase in gross profit and the remainder of the gross profit increase was attributable to decreased labor costs and increased selling prices.

          Selling, General and Administrative Expenses. Selling, general and administration expenses increased by $347,000 or 56% to $968,000 in the first quarter of 2007, compared to the same period in 2006. The inclusion of Wild About Food contributed to an increase in expenses of $261,000. Excluding Wild About Food, we experienced an increase in customer delivery freight costs of $39,000 primarily due to the addition of a customer in the southeast United States. Other increases in expenses included (a) property taxes on manufacturing equipment of $18,000 due to addition of new equipment, (b) insurance expense of $6,000 due to higher sales volumes, (c) marketing expenses of $14,000 due to participation in trade shows, and (d) $15,000 in office supplies and management fee payments to the general partner.

          Income from Operations. Operating income increased by $395,000 to $468,000 in the first quarter of 2007, compared with the same period in 2006. The increase in earnings from operations is primarily a result of higher gross profit related to the inclusion of Wild About Food, partially offset by higher selling, general and administrative expenses also principally caused by the inclusion of Wild About Food. The percentage of operating income to net sales increased to 8.2% from 2.2%.

          Interest Expense. Interest expense increased $14,000 of which $12,000 was related to the inclusion of Wild About Food and an increase of $2,000 related to financing of new equipment.

          Net Income. Net income increased $381,000 for the first quarter of 2007, compared with the same quarter in 2006. The increase in net income was primarily due to the addition of Wild About Food.

Comparison of the Years Ended December 31, 2006 and 2005

          Net Sales. Net sales for the years ended December 31, 2006 and 2005 were $20 million and $13.1 million, respectively, an increase of approximately $6.9 million, or 52.8%. The increase was due to the addition of new customers, and increased volume and higher prices with existing customers. The increases in prices reflected higher commodity costs for raw materials, which we were able to pass on, in part, to our customers. During the year ended December 31, 2006, we added six new customers. The sales derived from these customers were 9.90% of net sales, accounting for approximately $1.9 million of the increase. The remaining $5 million of the increase was from volume and price increases from existing customers.

          The average price for all products increased from $0.82 per pound in 2005 to $0.90 per pound in 2006. The net $6.9 million increase in sales from 2005 to 2006 reflects a $5.2 million increase in sales due to the higher average volume and a $1.7 million increase in sales due to higher average prices.

          An important component of this difference resulted from the addition of the Soups & Sauces category through the acquisition of Wild About Foods, Inc. The new Soups & Sauces category accounted for an increase of 3.0 million pounds and $4.9 million in sales in 2006. Without this new category, total pounds would have increased by 3.3 million and total sales would have increased by $2.0 million. Also, the average price per pound would have fallen from $0.82 in 2005 to $0.78 in 2006. The $2.0 million increase in sales in “same category” products reflects a $2.7 million increase in sales due to higher average volume offset by a $700,000 decrease in sales due to the lower average price per pound.

	2005			2006

	Pounds (in millions)	Sales ($ in millions)	Price Per Pound	Pounds (in millions)	Sales ($ in millions)	Price Per Pound

Potato Salads	11.1	$7.6	$0.68	13.1	$9.1	$0.69
Pasta Salads	1.8	1.4	0.78	2.3	1.8	0.78
Cole Slaw	1.5	1.1	0.73	1.9	1.5	0.79
Meat Salads	0.8	1.6	2.00	0.9	1.9	2.11
All Other	0.8	1.4	1.75	1.1	0.8	0.73
Soups & Sauces	—	—	—	3.0	4.9	1.63

TOTAL	16.0	$13.1	$0.82	22.3	$20.0	$0.90

          Gross Profit. Gross profit for the years ended December 31, 2006 and 2005 was $4.7 million and $3.3 million, respectively, an increase of $1.5 million, or 46%. Our gross profit margins for the years ended December 31, 2006 and 2005 were 23.6% and 24.9%, respectively. The increase in gross profit was due to growth in sales volume and price increases. The decrease in gross profit as a percent of sales was due to the portion of increased costs associated with higher oil prices nationwide which we were unable to pass on to our customers in higher prices. Higher oil prices affect our utilities, transportation, and packaging costs. For the years ended December 31, 2006 and 2005, we experienced a 37% increase in the cost of packaging and a 36% increase in the cost of transportation.

          We believe that increased fuel costs have increased our cost of outbound freight to customers, which is a significant factor in our increased cost of sales for the year ended December 31, 2006 as compared to the year ended December 31, 2005.

          Selling, General, and Administrative Expense. Selling, general, and administrative cost for the years ended December 31, 2006 and 2005 were $3.5 million and $2.4 million, respectively, an increase of $1.1 million, or 47.5%. This increase was primarily a result of the growth in sales. Brokers’ commissions increased by $163,000, freight expense by $259,000, marketing expense by $52,000, insurance expense by $40,000, and travel by $30,000. Selling, general, and administrative costs for Wild About Food increased by $592,000. The remaining net decrease of $36,000 is primarily a decrease in management fees to the general partner of $38,000, net of other items.

          Income from Operations. Operating income for the years ended December 31, 2006 and 2005 was $1.3 million and $909,000, respectively, an increase of $344,000. The increase in operating income was due to increase in gross profit of $1.5 million from the growth of sales, offset by the $1.1 million increase in selling, general, and administrative expenses.

          Interest Expense. Interest expense for the years ended December 31, 2006 and 2005 was $84,000 and $11,000, respectively, an increase of $72,500. The increased interest expense reflects the increase in outstanding debt used to fund the purchase of equipment to be used in the new processing facility.

          Income Taxes. Allison’s is a partnership and not a tax-paying entity; therefore, no provision was made for income taxes.

          Net Income. Net income for the years ended December 31, 2006 and 2005 was $1.1 million and $898,000, respectively, an increase of $272,000. The increase in net earnings was due to the $1.5 million increase in gross profit from the growth in sales, offset by the $1.1 million increase in selling, general, and administrative expense to support the sales growth and the $72,500 increase in interest expense on increased debt to purchase new equipment.

Comparison of Years Ended December 31, 2005 and 2004

          Net Sales. Net sales were $13.1 million and $9.2 million for the years ended December 31, 2005 and 2004, respectively, an increase of $3.9 million, or 42%. The increase in net sales was primarily due to an increase in volume. Volume in total pounds sold grew from 9 million in 2004 to 16.0 million in 2005. The increase in volume and sales reflects the addition of new product.

          The average price for all products decreased from $1.02 per pound in 2004 to $0.82 per pound in 2005. The net $3.9 million increase in sales from 2004 to 2005 reflects a $7.2 million increase in sales due to the higher average volume offset by a $3.3 million decrease in sales due to lower average prices. Net pounds and sales for our products are as follows.

	2004			2005

	Pounds (in millions)	Sales ($ in millions)	Price Per Pound	Pounds (in millions)	Sales ($ in millions)	Price Per Pound

Potato Salads	5.6	$3.9	$0.70	11.1	$7.6	$0.68
Pasta Salads	0.8	0.6	0.75	1.8	1.4	0.78
Cole Slaws	0.7	0.6	0.86	1.5	1.1	0.73
Meat Salads	0.5	1.1	2.20	0.8	1.6	2.00
All other salads	1.4	3.0	2.14	0.8	1.4	1.75

TOTAL	9.0	$9.2	$1.02	16.0	$13.1	$0.82

          Gross Profit. Gross profit for the years ended December 31, 2005 and 2004 was $3.3 million and $2.2 million, respectively, an increase of $1.1 million, or 50%. Our gross profit margin for the years ended December 31, 2005 and 2004 was 24.9% and 24.2%, respectively. The increase in gross profit was due to increased volume from increased sales to new and existing customers, and price increases to existing customers.

          Selling, General, and Administrative Expenses. Selling, general, and administrative expenses for the years ended December 31, 2005 and 2004 were $2.4 million and $1.6 million, respectively, an increase of approximately $800,000, or 50%. The increase in expenses was incurred primarily to support the increased sales volume. Broker’s commission increased $246,000, freight increased $370,000, and salaries increased $90,000. The management fee to the general partner increased by $85,000. In addition, other items such as insurance, telephone and professional fees increased a total of $9,000.

          Income (loss) from Operations. Operating income for the year ended December 31, 2005 and 2004 was $909,000 and $614,000, respectively, an increase of $295,000, or 48%. The increase was due to the growth in product sales.

          Interest Expense. Interest expense for the years ended December 31, 2005 and 2004 was $11,000 and $31,800, respectively, a reduction of approximately $20,800. The reduction in interest expense was due to a decrease in the outstanding debt.

          Income Taxes. Allison’s is a partnership and not a tax-paying entity; therefore, no provision was made for income taxes.

          Net Income. Net income for the years ended December 31, 2005 and 2004 was $898,000 and $583,000, respectively, an increase of $315,000, or 54%. The increase in net income was due to the $295,000 increase in operating income resulting from sales growth in the business plus a $20,000 reduction in interest expense because of reduced debt outstanding.

Liquidity and Capital Resources

          Historically, we have financed Allison’s liquidity requirements through internally generated funds, and the issuance of indebtedness. We believe such sources remain viable financing alternatives to meet our anticipated needs. Our investments in equipment have been a significant use of capital. We plan to continue to invest in advanced production facilities to enhance our competitive position. The following is summarized cash flow information for 2004, 2005, 2006 and the quarters ended March 31, 2006 and 2007 (dollars in thousands):

	December 31,			March 31,

	2004	2005	2006	2006 (unaudited)	2007 (unaudited)

Net income	$583	$898	$1,169	$68	$450
Non-cash items	76	104	151	29	71
Changes in operating assets and liabilities	(591)	602	(1,008)	(511)	58

Operating activities	68	1,604	312	(414)	579
Investing activities	(278)	(458)	(1,345)	(126)	(464)
Financing activities	106	(546)	1,754	(165)	(980)

Net increase (decrease) in cash	$(104)	$600	$721	$(705)	$(865)

          Despite the production of $0.6 million in cash from operating activities in the first quarter of 2007, we used $0.9 million in cash. Major cash usages in the first quarter of 2007 included $0.5 million in new plant and equipment, repayment of $0.3 million of debt, payments of $0.4 million to former owners of Wild About Food and $0.3 million to our partners, leaving us with cash and cash equivalents of $0.5 million at March 31, 2007.

          Operating activities. Our operating results and resulting cash flows have improved over the period 2004 through 2006. During the period, our net income totaled approximately $2.6 million attributable to the growth in the business from increased volume from existing customers and the addition of new customers. We generated $2.0 million in cash from operating activities after allowing for non-cash items and changes in operating assets and liabilities, and retained $1.3 million to fund an increase in working capital to support the business growth.

          Our net income in the first quarter of 2007 contributed cash provided by operating activities of $0.6 million, an increase of $1.0 million from the year-earlier period. We expect the trend of positive cash flow from operating activities to continue.

          Non-cash items include items that are not expected to generate or require the use of cash, such as depreciation and amortization and provision for bad debts.

          Investing activities: Over the period 2004 through 2006, and during the first quarter of 2007, we invested $2.1 million, and $0.5 million, respectively, in new plant and equipment to support the expansion of our business.

          Financing activities. Over the period 2004 through 2006, we borrowed $2.5 million in short and long-term debt. We refinanced $1.2 million in short and long-term debt and capital leases, and used the remaining $1.3 million, along with cash generated from operating activities, to fund our investment in new plant and equipment. During the first quarter of 2007, we repaid debt of $0.3 million, paid $0.4 million to the former owners of Wild About Food, and distributed $0.3 million to our partners.

          We have $1.6 million on 2 separate bank lines of credit, of which $51,000 was drawn at March 31, 2007. The bank line of credit agreements are subject to certain financial covenants for which we were in compliance as of March 31, 2007.

          In addition to the line of credit, Allison’s secured a loan for equipment purchases of $2.4 million with the same interest rate as the secured line of credit discussed above. The maturity date of this loan is March 3, 2011. The proceeds of the equipment loan were used to pay off existing debt related to previous equipment purchases and to purchase new equipment.

          The following is a summary of the contractual commitments associated with our debt and lease obligations, as of March 31, 2007:

Contractual Obligations
(in thousands)

	Payments due by period

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

Long-Term Debt Obligations	$2,296	$341	$806	$1,033	$116
Capital Lease Obligations	7	4	3	—	—
Short-term borrowings	51	51	—	—	—

Total	$2,354	$396	$809	$1,033	$116

          Market risk. Market risks consist of interest rate fluctuations and commodity price fluctuations as further described below.

          Interest Rate Risks. We are subject to market risk from exposure to fluctuations in interest rates. Some of our debt instruments contain variable interest rates adjusted quarterly and indexed by different published rates. At December 31, 2006 our line of credit variable interest rate was 8.75%, or Wall Street Journal Prime plus 0.75%. The line of credit is for $1.0 million. At March 31, 2007, we have no outstanding balance on that line of credit. We also have a $600,000 line of credit at a variable interest rate of Wall Street Journal prime plus 1.0%. At March 31, 2007, our outstanding balance on this line of credit is $51,000.

          Commodity Price Risks. The supply and price of fresh vegetables and fruits is subject to volatility due to growing seasons, crop failure and other factors beyond our control. We bear a risk of price fluctuations under our agreement with Vaughan, from whom we purchase our supplies of fresh produce. Vaughan contracts for supply at fixed prices to ensure their ability to maintain an adequate supply of raw materials, so that they may service their customers in the event of a market shortage. Their purchase contracts may cause their purchase costs to be higher in the event of a low market with excessive supply. In contrast, their purchase contracts may cause their purchase costs to be lower in the event of a high market with limited supply. There is no guaranty that their suppliers will be able to fulfill their contracts in the event of a limited supply market. In the event, Vaughan is subject to price and market fluctuations as described above, they may pass all or some of the effects on to us.

          Packaging cost risk. Our packaging costs are subject to market risk due to the cost of petroleum products in plastics and the paper products in our corrugated boxes. Significant increases in petroleum and paper products could increase our packaging costs.

          We attempt to pass all increased raw material costs on to our customers, however we cannot provide assurance that we will be able to pass all increased costs on to our customers in the future, especially during short-term market fluctuations.

BUSINESS

Overview

          We process and package value-added, refrigerated foods which we distribute to our customers three or more times per week in our fleet of refrigerated trucks and trailers. Distribution is concentrated in the 12-state marketing area within a 500 mile radius of our plant in Moore, Oklahoma, a suburb of Oklahoma City, consisting of all or portions of the states of Arkansas, Colorado, Iowa, Kansas, Louisiana, Mississippi, Missouri, Nebraska, Oklahoma, New Mexico, Tennessee and Texas. Our marketing area is largely determined by the short shelf life of our products and, to a lesser extent, by the cost of refrigerated shipping.

          Our principal products fall into two categories: refrigerated prepared salads, such as chicken, tuna, bean and pasta salads, coleslaw and potato salad, and fresh-cut produce, primarily salads and salad mixes. Until the end of 2002 our line consisted primarily of fresh-cut produce which we packaged and sold to food service customers. In 2002, we began to expand our operations into a more diverse line of refrigerated foods, in order to provide opportunities for greater profit margins. First, we added a limited number of refrigerated prepared salads. In March 2003, three of our officers, together with Herb Grimes, a director nominee, co-founded Allison’s Gourmet Kitchens, LLP to process a line of refrigerated prepared salads for retail outlets, as well as our historical food service customers and restaurant chains. These refrigerated prepared salads generate higher gross profit margins than our fresh-cut produce. Allison’s is integrated with our operations. It uses our production facility in Moore, Oklahoma and our distribution network, including our fleet of refrigerated tractors and trailers, and shares certain office, managerial and other personnel. Allison’s also utilizes our fresh-cut produce in making its prepared salads. Also, since 2002 we have been expanding our fresh-cut line to include more salad mixes, packaged to better meet the needs of retail chain store accounts. These salad mixes for retailers also typically enjoy higher gross profit margins than produce sold to food service customers.

          We believe that we are a leading regional supplier of our products within our primary marketing area. We process approximately 1.4 to 1.7 million pounds of fresh-cut, ready-to-eat branded and private label salads every week and produce approximately 70 different salad products in a variety of food service and retail package sizes, including custom vegetable mixes and custom sized packages for our large volume customers. Salads and salad mixes are sold primarily to restaurant chains, food service businesses, institutional users and, to a lesser extent, retail chains while the bulk of our refrigerated prepared salads are sold to grocery store deli departments, food service distributors and regional restaurant chains.

          A substantial element of our growth plan is focused on our higher margin opportunities. In accordance with this plan, in June 2006, Allison’s acquired Wild About Foods, Inc., a processor of fresh soup, stews, sauces and side dishes (see “Acquisitions” below).

Industry Background

          In 2005, the fresh-cut produce industry generated revenues of $10.5 billion in the United States according to the Produce Marketing Association, or the “PMA.” Since 2000, the industry has shown an annual rate of increase of 12.5% according to the PMA. We believe this growth, has been driven primarily by the convenience and efficiency of pre-cut products in the foodservice industry, our principal market for pre-cut produce, and secondarily by population increases and national demographic and social trends favoring the increased consumption of fresh-cut foods such as an aging population focused on health and nutrition issues and growing awareness of the importance of consumption of fresh fruits and vegetables in countering obesity. We believe that these factors, along with increased education regarding food safety programs, are favorable to sustained growth in the industry.

          In the year ended December 31, 2005, refrigerated prepared foods including prepared salads, entrees, sandwiches and chili generated deli sales of nearly $5 billion, an increase of 8.4% over the prior comparable period, according to the ACNeilsen strategic planner. Comparable items sold through food, drug and mass market channels other than Wal-Mart, generated sales of $1.7 billion, an increase of 6.6% over the comparable period.

Acquisitions

          Immediately prior to the closing of this offering, pursuant to amended agreements dated in April 2007, we will acquire from Mark Vaughan and Vernon J. Brandt, Jr., for nominal consideration, 60% of the limited partnership interest in Allison’s Gourmet Kitchens, a limited partnership, and also acquire from Herbert Grimes and Stan Gustas the remaining 40% of the limited partnership interests and the general partnership interest in Allison’s Gourmet Kitchens for $1.5 million in cash and a deferred payment of $1.0 million. Mark Vaughan, Vernon J. Brandt, Jr., and Stan Gustas are President and Chief Executive Officer, Vice President of Operations and Vice President and Chief

Financial Officer of Vaughan, respectively, and Herbert Grimes is President and Chief Executive Officer of Allison’s. On the effective date of this offering, Herb Grimes will become Chairman and Chief Executive Officer of Vaughan Foods and Mark Vaughan will become President and Chief Operating Officer of Vaughan Foods.

          Effective June 1, 2006, the Partnership acquired certain assets and assumed certain liabilities of Wild About Foods, Inc. and All For One. Inc. (together, “Wild”). Wild produces refrigerated food products for food service and retail customers. The purchase price was comprised of a cash payment of approximately $7,000, notes payable to the sellers totalling $250,000, assumption of (i) a mortgage loan of approximately $154,000, (ii) a line of credit loan of approximately $23,000, (iii) a capital lease of approximately $9,000, and (iv) accounts payable and other liabilities of approximately $236,000. Assets acquired consisted of cash and accounts receivable of approximately $25,000, inventory of approximately $131,000 and property and equipment of approximately $523,000. In addition, the acquisition provides for a contingent purchase price payment equal to 65% of operating income over and above $250,000, as defined, during the three-year period following the closing.

          Customer relationships have been recorded as identifiable intangible assets in connection with the acquisition of Wild, and are being amortized to expense over a five year period commencing with the first period of capitalization and increasing as the capitalization of the intangible asset increases.

          The following is a summary of the amounts capitalized and amortized to expense since the inception of the agreement to acquire Wild:

	From Acquisition Through December 31, 2006	During the Three Months Ended March 31, 2007 (unaudited)	Cumulative as of March 31, 2007 (unaudited)

Contingent purchase price costs capitalized	$220,605	$271,562	$492,167
Less: amortization of intangible assets	(7,920)	(24,700)	(32,620)

Net book value	$212,685	$246,862	$459,547

Growth Plan

          We currently supply only a small part of the demand of our larger clients for our refrigerated prepared salads and freshly cut salad and salad mixes. Our ability to supply our customers’ needs within our existing 12-state marketing area is constrained by the size limitations of our current plant and the limitations of our product line, while we are in the process of expanding. In order to supply the needs of these customers and potential new customers outside of our primary market area, we would need to create other new facilities so that we can continue to deliver the freshest products and maintain our pricing and cost structures. In addition, we believe that our existing customers would buy additional products that we add to our line, such as freshly prepared soups and stews, sauces and dressings, of the type produced by Wild About Food, as well as organic fruits and vegetables, side dishes and preservative free salad kits. Accordingly, we plan to enlarge our business by taking the following steps:

•

Increase productive capacity for refrigerated prepared salads. We have completed a 48,000 square foot addition to our 108,000 square foot plant in Moore, Oklahoma to be used for refrigerated prepared salads and other prepared products. A new, state-of-the-art potato cook/chill system in that facility will substantially increase output of cooked and chilled potatoes for use in our potato salad products. Other new equipment will enable us to prepare our own dressings and sauces, ingredients that we now purchase. The additional space will also allow us to reorganize our existing plant to increase our capacity for producing salads and salad mixes from approximately 1.4 to 1.7 million pounds per week to approximately 2.2 million pounds per week.

•

Increase utilization of refrigerated delivery capacity. We plan to increase the use of our existing fleet of refrigerated trailers, and new refrigerated trailers purchased with proceeds of this offering, in “back haul” transportation for other shippers.

•

Broaden product line. We plan to broaden the line of products offered both in our existing primary market region and elsewhere through internal growth and the acquisition of complementary businesses. Our acquisition of Wild about Food and its line of freshly prepared soups, stews, sauces and dressing was an initial step in this direction. We believe that the addition of these products as well as organic fruits and vegetables, side dishes, preservative free salad kits and other refrigerated products will enable us to more fully meet the needs of our existing restaurant chain and food service businesses.

•

Broaden market reach. Many of our existing customers operate beyond our primary market area. We believe that we can broaden business with these customers and also add new customers, particularly in the Midwest, by building or acquiring new facilities in contiguous and other marketing areas. We believe that our reputation is known in some surrounding areas and that this should facilitate our geographic expansion.

•

Though much of our growth plan is based on internal growth, we also plan, where feasible, to add to our customer base, increase market share, increase our geographic reach, enhance our productive capacity and broaden our product line by acquisition of regional competitors.

          Achieving our growth plans will enable us to spread fixed overhead costs over a larger revenue base and enable us to have a stronger bargaining position in negotiating for raw material supplies. Larger production runs should also help in containing or reducing processing costs, including per unit labor costs. Increased distribution may also permit more efficient use of our truck and refrigerated trailer fleet and facilitate the further development of our “back-haul” and third-party logistics transportation business.

Processing, Packaging and Delivery

          Our fresh-cut produce is processed and packaged in refrigerated production rooms. Vegetables are inspected, defective items are removed and the remaining vegetables are then cut, washed and sanitized in chilled chlorinated water. This washing process helps to increase shelf life and eliminate micro-organisms that might cause food-borne illnesses. Produce is then spin-dried and elevated to an automatic scale and form-fill and seal packaging machine. Finally, finished products are packed in sizes that fit customer’s needs, and boxed to insure that delicate items arrive at the customer’s door in good condition. Most items are made to order daily for maximum freshness, shelf-life and quality. Orders are pulled and palletized in a finished goods cooler, with each pallet tagged by customer and contents to assure delivery to the proper destination.

          The degree of freshness of our products is dependent upon distance to market and delivery schedules of our foodservice distributor customers. In order to ensure freshness of product, we maintain a fleet of 23 trucks and 28 fifty-three foot refrigerated trailers, running 55 outbound routes per week. Approximately 70% of the fleet are 2005 models and all are equipped with GPS tracking. Trucks are pre-cooled before being loaded from our refrigerated loading dock. We deliver cut-to-order products three or more times a week, and up to six times a week to foodservice distributors. While our frequent delivery schedule is expensive, we believe that it helps our marketing efforts by emphasizing the freshness and quality of our produce. While transportation costs have been high, we have recently hired a transportation professional to manage our truck fleet and generate offsetting income through backhaul operations, that is, the use of our transportation assets to haul goods for hire on return trips from our customers. To assure freshness to the ultimate consumer, we urge our customers to use first-in/first-out inventory control.

          Following the combination of our fresh-cut produce and refrigerated prepared salad lines, we expect to realize additional efficiencies in buying produce, processing and delivery.

          We observe “Good Manufacturing Practices,” as established by the U.S. Food and Drug Administration and the U.S. Department of Agriculture, and we are audited by several independent inspection groups to assure that production operations meet or exceed safety standards. We believe these controls assure our customers of consistently high quality products.

Products

          Fresh-Cut Produce. Our principal products consist of fresh-cut, ready-to-eat, value-added branded salads and salad mixes. We select, process and sell approximately 1.4 to 1.7 million pounds of these fresh-cut products weekly. Products are generally sold in branded packages, including the following:

Salad Kits	Miscellaneous

Chicken Caesar Kit	Onions
Broccoli Salad Kit	Carrot/Celery Snacks
Cole Slaw Kit	Cabbage
Pico de Gallo	Tomatoes
Green, Red and Yellow Peppers
Salad Mixes	Cauliflower/Broccoli Florets
Potatoes

Salad Kits	Miscellaneous

Premium Salad Blend	Squash
Garden Salad Mix	Turnips
Shredded Iceberg	Radishes
Chopped Romaine

          To increase appeal of our products in the retail market we have recently added a “Fresh Fixins®” line, the most important product in which is a grill kit containing a mix of sliced onions and tomatoes, lettuce and other toppings for burgers prepared at home. We believe that expansion of our “Fresh Fixins®” and “Serve Fresh Kits™” line presents an opportunity for further growth of our business with retailers as consumers have become frustrated with the lack of quality and food safety problems with products from store based or local processors, often referred to as “chop shops”. Since November 2006 we have added seven new items to our “Fresh Fixins®” line.

          Following the offering, we plan to broaden our fresh-cut line to include sliced fruit and organic fruits and vegetables.

          Refrigerated Prepared Salads. The following are our current refrigerated prepared salad products, packaged in various sizes from bulk to “redi-pack”:

No. of Formulations

Potato Salads	16
Pasta Salads	8
Cole Slaws	3
Bean Salads	4
Misc. Salads	7
Meat Salads	10
Desert Salads	8
Fruit Salad	8

          In 2006 we introduced in Wal-Mart fresh salads based upon a component kit that is mixed fresh each day in the store. These kits contain all the components required for a side dish or salad, packed separately. Store personnel make fresh salads and side-dishes as needed throughout the day providing a fresh product with better cost control for the operator and earning a high level of customer satisfaction. The product has been well received by Wal-Mart and others in the retail and food service communities.

          We plan to introduce a line of fresh-prepared dips in 2007 and we plan to differentiate this line from its competitors by utilizing as many fresh vegetables as possible. Development of this line has been completed. The line includes spinach, jalapeno, artichoke, cucumber dill and garden vegetable fresh gourmet dips. We also plan to roll-out other fresh-chilled products in 2007. The technology for these products include batch kettle cooking and rapid “Chill After Cook.” This refrigerated fresh-chilled line will include several soups as well as chili, stews and sauces and will be marketed in bulk and packaged form. Trial lines of five gourmet dips were introduced at two customers in November 2006.

          A major ingredient in our refrigerated prepared salads, and also in our salad component kits, is salad dressing. We currently purchase salad dressings from others. However, with the opening of our expanded production facility, we will manufacture dressings for internal use as well as for external sale.

Delivery System and Hauling Services

          We reduce the costs of our delivery system and also generate revenue from our transportation assets by hauling product for others, either by backhauling or Third-Party Logistics (3PL). In backhauling we find freight for our empty trucks at or near the termination points of our own routes, then transport that freight back to the vicinity of our facility. Backhauls produce lucrative “Less-Than-Truckload” rates for our regional business. In 3PL we warehouse and transport other firms’ goods that have similar distribution requirements to our own products. Though lucrative, our 3PL service is limited by insufficient warehouse space. However, our national growth plans call for increased 3PL capability through renting of additional warehouse space and increasing the ratio of refrigerated trailers to trucks.

          We have invested heavily in our delivery system because it is the key element that ties our product lines together. Our products are perishable and have shelf lives ranging from a few days to a maximum of 45 days. To ensure the freshness and quality of our products we distribute them three times per week, or for some large customers, daily, in our own fleet of more than 25 fifty-three foot refrigerated trailers and more than 20 trucks. Our delivery system is flexible and responsive to our customers’ needs and meets the current consumer demand for high quality, fresh food items. Our pattern of frequent delivery also builds strong customer loyalty.

Agricultural and Other Supplies

          We purchase fresh produce from approximately 50 suppliers in five diverse growing regions of California, Arizona, Colorado, Florida and Mexico. Purchasing produce from a number of different growing regions helps keep cost in control and protects our supply chain against adverse growing factors and seasonal variability in production. This supplier and geographic diversity also reduces our risk of shortfalls in supplies due to natural disasters, labor disruptions and other supply interruptions in any one area. We purchase other ingredients for our processed refrigerated prepared salad line and packaging material from a limited number of suppliers, but believe that all of these ingredients and other supplies are generally available in the marketplace at competitive prices. To keep costs down and maintain quality we have long-term established relationships with many of our suppliers and purchase an important part of our fresh produce pursuant to seasonal buying contracts. All produce is purchased directly from growers to further ensure consistent supply and quality.

          Our quality assurance department inspects each incoming load to insure that it meets our standards. All raw product is stored in our temperature monitored, refrigerated warehouse prior to use. We track all items from the field to the customer and adhere to a strict first-in/first-out inventory control system.

          We believe that our raw produce costs are higher than those of our major West Coast processor competitors. We are seeking to reduce our costs through coordinated buying programs with other regional processors with quality standards similar to our own. However, we may not be able to reach agreement with these other processors and coordinated buying may not lower our cost of raw produce.

Marketing and Sales

          Fresh-cut produce products are marketed and sold to restaurant chains, food service businesses, institutional users and, to a lesser extent, to retail stores and their suppliers. Refrigerated prepared salads are marketed and sold primarily to grocery store deli departments and food service distributors. We believe that our ability to sell both fresh-cut produce and refrigerated prepared salads will provide cross-marketing opportunities that foster increased sales to restaurant chains and food service customers. Our products are currently provided to approximately 140 end-user recurring revenue accounts throughout the Plains States, Southwest and Southeast. Consistent demand enables us to enter into regular supply contracts with growers, helping to insure consistent sourcing.

          We offer our customers a wide range of ready-to-order quality products in convenient packaging types and sizes. We also provide added value by creating custom vegetable mixes and custom sized produce cuts to fill special needs of large volume customers. Unlike some of our larger national competitors, we can produce and deliver these customized “cut-to-order” fresh-cut products to distributors in less than two days. Our wide product mix enables our distributors to differentiate our products from those of our competitors when selling to their restaurant and institutional accounts.

          In marketing our products we emphasize their freshness and quality. We also highlight our ability to package products in a wide variety of styles and sizes to meet customer demand. We can also quickly satisfy private labeling or recipe requirements, special packaging needs, frequent delivery schedules and can tailor pricing and promotional programs in coordination with customer programs.

          We also promote our products by providing vital educational information to foodservice distributors and their end-user customers. Our marketing materials stress the benefits of fresh-cut produce and emphasize how fresh-cut produce meets the needs of restaurant and institutional food service professionals. We also plan to provide our distributors with information regarding yield and cost comparisons between whole produce and our fresh-cut products, food safety facts obtained from government and research groups, such as the Center for Disease Control, the need for the products which are sanitized of microorganisms that can cause food-borne illnesses and the freshness of our cut-to-order products when compared to those delivered from the West Coast, emphasizing shelf-life at the time of delivery. Proposed additional regional advertising will focus attention on the benefits of a regional fresh-cut processor. We believe that the training, marketing materials and high level of customer support which we provide are important components of our marketing efforts.

          After this offering, we intend to use a portion of our increased working capital to promote increased sales to members of Produce Alliance and Golbon, fresh produce buying groups composed of distributors of fresh produce to the foodservice industry, through direct sales contact, participation in their annual meetings and collabo-

ration in their internal group advertising efforts. While we are currently the only specifically designated supplier of fresh-cut produce for the Golbon group, their distributor members may purchase from other suppliers.

Competition

          In our fresh-cut produce business we compete against large national processors, including Dole, Del Monte, Taylor Farms and the Fresh Express Division of Chiquita Brands International, regional processors and local “chop shops.” The national processors typically have production facilities on the West Coast near the farms that grow much of the produce that they process. We believe that the national processors may enjoy cost advantages in buying produce. They have significantly greater financial and human resources and, in some cases have established, or are seeking to establish, regional processing facilities outside the West Coast to move closer to their customers. We compete successfully with these processors based upon the quality and freshness of our product, our ability to have speedy delivery within our primary market area and our ability and willingness to configure and package our product to meet the needs of our customers. We compete with our regional processor competitors on the same basis, but also on price. Price and quality are also particularly important in our competition with store based or local processors, often referred to as “chop shops.” If we and other regional competitors increase our market share, the major national processors may offer special pricing promotions aimed at retaining business or seek to acquire regional processors in order to supply a fresher product to local market and gain the other advantages of a local presence. We believe that we can compete sucessfully with all categories of competition.

          In our refrigerated prepared salad business we compete with Reser’s, the largest company in the deli salad business, with Orval Kent Food Company, which operates a processing plant in Baxter Springs, Kansas. We believe we compete successfully on the basis of the quality of our products, our customer service and our record for frequent, on-time, delivery.

          We believe that we have a number of competitive strengths that in combination contribute to our ability to compete with major national and regional processors of fresh-cut produce and refrigerated prepared salads, particularly:

•

Frequent deliveries. We deliver our perishable and short shelf life products three or more times per week. Our frequent deliveries coupled with our assistance to customers on how to handle our products on a “first in – first out” basis insures the freshness of our product to the ultimate consumer.

•	Distribution capability. We operate our own fleet of more than 20 trucks and more than 25 fifty-three foot refrigerated trailers giving us rapid delivery capability and strong logistical control.

•

Diverse and customized products. We offer a diverse range of ready-to-order quality products in convenient packaging types and sizes. We can also deliver customized “cut-to-order” fresh-cut produce to distributors in less than two days.

•	Single source supplier. As a single source supplier of both packaged fresh-cut salads and refrigerated prepared salads, we allow customers the opportunity to consolidate their sources of supply.

•

Diverse sources of supply. In 2006, we purchased from approximately 50 suppliers in five diverse growing regions (California, Arizona, Colorado, Florida and Mexico). This geographic diversity reduces our risk of shortfalls in supplies due to weather, natural disasters, labor disruptions and other supply interruptions in any one area.

•	Broad Customer Base. We currently have a approximately 140 recurring end-user revenue accounts throughout the Plains States, Southwest and Southeast.

Intellectual Property

We hold rights to the following United States trademarks:

•	“Fresh Fixins®”

•	“Allison’s Gourmet Kitchens and design™”

•	“Vaughan Foods™”

•	“Serve Fresh Kits™”

•	“Wild About Food and design®”

          We believe that brand name recognition and the product quality associated with our brands are key factors in the success of our products. We rely on a combination of trademark, and with respect to our proprietary recipes, trade secret law to protect our intellectual property rights. We are not currently aware of any material challenge to our ownership of our major trademarks.

Government Regulation

          We are subject to extensive regulation by the U.S. Food and Drug Administration, the U.S. Department of Agriculture, the U.S. Environmental Protection Agency, the U.S. Department of Transportation and state and local authorities in jurisdictions where our products are processed or sold. Among other things, these regulations govern the processing, packaging, storage, distribution and labeling of our products. Our processing facility and products are also subject to periodic compliance inspections by federal, state and local authorities. We are also subject to environmental regulations governing the discharge of air emissions, water and food waste, and the generation, handling, storage, transportation, treatment and disposal of waste materials. Amendments to existing statutes and regulations, adoption of new statutes and regulations, increased production at our facility as well as our expansion into new operations and jurisdictions may require us to obtain additional licenses and permits and could require us to adapt or alter methods of operations at costs that could be substantial. Compliance with applicable laws and regulations may adversely affect our business. Failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as possible criminal sanctions, which could have a material adverse effect on our business. See the Risk Factor on Government regulation on page 12.

          In March 2007 the FDA issued draft final guidance containing non-binding recommendations for the operation of fresh-cut fruit and vegetable processing facilities. The guidance addresses worker health, hygiene and training, sanitary facility design and maintenance, building and equipment design, processing techniques, recall procedures and other matters. We participated in the comment process leading to the final draft guidelines and believe we are already in substantial compliance with these suggested guidelines as a result of our investment in quality assurance programs and the food safety aspects of our business.

          In response to recent elevated consumer concern over food safety involving fresh produce, we have initiated a pre-harvest program, called “Greenlight™ Ag Safety” that will focus on the safety and quality of produce before purchase and shipment into our facilities. Under this program we will conduct onsite surveys assessing potential sources of contamination, including well and irrigation water, and site analysis pertaining to nearby animal husbandry operations, animal infestations, field drainage and soil amendments. We will take physical samples of produce prior to harvest and evaluate these samples for pathogenic organisms in a mobile testing facility at or near the crop location. This program is in a start-up phase and full implementation with all major raw materials is not expected until the first quarter 2008.

          We are licensed under the Federal Perishable Agricultural Commodities Act, or “PACA,” which specifies standards for the sale, shipment, inspection and rejection of agricultural products, governs our relationships with our fresh food suppliers with respect to the grading and commercial acceptance of product shipments. As a licensed commodity supplier under PACA, we are treated as a priority creditor in the event of the bankruptcy of our customers and are entitled to be paid out of PACA trust assets (produce inventory, products derived from that produce and cash and receivables generated from the sale of produce) prior to payments to other general creditors. We are also subject to regulation by state authorities for the accuracy of our weighing and measuring devices.

          The Surface Transportation Board and the Federal Highway Administration regulate our trucking operations. In addition, interstate motor carrier operations are subject to safety requirements prescribed by the U.S. Department of Transportation and other relevant federal and state agencies. Such matters as weight and dimension of equipment are also subject to federal and state regulations. We believe that we are in substantial compliance with applicable regulatory requirements relating to our motor carrier operations. Failure to comply with the applicable motor carrier regulations could result in substantial fines or revocation of our operating permits.

Property

          Our executive offices and plant are located at 216 Northeast 12th Street, Moore, Oklahoma in a 156,238 square foot office, plant and cold storage facility that we own. The facility operates 24 hours a day every day of the year. We also lease, from an unaffiliated third party at market rate, on a month-to-month basis approximately 13,500 square feet of warehouse space near our Moore facility. We own or lease a fleet of 23 trucks and 25 fifty-three foot refrigerated trailers, which cover a total of 55 outbound routes per week. About 70% of our trailers are 2005 models and all of our trailers are equipped with GPS tracking.

Employees

          As of May 19, 2007, Vaughan and Allison’s employed 473 people at our Moore, Oklahoma and Ft. Worth, Texas facilities, of which 29 are salaried management, 11 are sales and sales support personnel, 15 are other administrative personnel and 418 are hourly wage personnel engaged in production, warehousing and distribution of our products. None of these employees are unionized. From time-to-time, we employ additional personnel on a part-time basis in manufacturing operations. We do not have collective bargaining agreements with respect to any of our employees. We believe that relations with our employees are good.

Legal Proceedings

          As of the date of this prospectus, we are not party to any material pending or threatened legal proceedings.

MANAGEMENT

Executive Officers and Directors

          The names, ages and titles of our executive officers and directors, as of May 31, 2007, are as follows:

Name	Age	Positions

Mark E. Vaughan	41	President, Chief Executive Officer and a director
Vernon J. Brandt	47	Vice President-Operations and a director
Stan L. Gustas	68	Vice President and Chief Financial Officer
Herbert B. Grimes	58	President and Chief Executive of Allison’s and a director nominee
Robert S. Dillon	50	Director nominee*
Richard A. Kassar	60	Director nominee*
Laura J. Pensiero	39	Director nominee*

*Ms. Pensiero and Mr. Kassar will take office immediately following the closing of the initial public offering contemplated by this prospectus. Mr. Dillon will take office on the effective date of this prospectus. All director nominees are “independent” as defined in relevant Nasdaq and Boston Stock Exchange, Inc. rules.

          Mark E. Vaughan. Mark Vaughan has served as President, Chief Executive Officer and a director of Vaughan since 1992. On the effective date of this offering he will become President and Chief Operating Officer while remaining a director. He has over 20 years of food processing experience and has directed advances in quality control, food safety, purchasing and manufacturing processes at Vaughan. Mr. Vaughan attended the University of Oklahoma.

          Vernon J. Brandt. Vernon (“Butch”) Brandt has served as a Vice President and a director of Vaughan since 1994. He will resign as a director on the effective date of this offering. He has experience in all areas of food processing, including maintenance, production management, distribution, sales and customer support, and nearly 20 years of experience in the fresh-cut vegetable processing industry. He is a graduate of Long Beach City College.

          Stan L. Gustas. Stan Gustas has served as a Vice President and Chief Financial Officer of Vaughan Foods since 1997. Before that he held various management and consulting positions in the food processing industry, including as Group Director of the Beef and Lamb Division of Wilson Foods and Executive Vice President/General Manager of Harris Packing Company. Mr. Gustas has over 40 years of experience in the food processing industry. He is a graduate of the University of Dubuque.

          Herbert B. Grimes. Herb Grimes has served as President of Braxton Management Corporation, the general partner of Allison’s, and as such, as President and Chief Executive of Allison’s, since he co-founded Allison’s in January 2003. From 2002 until January 2003, he was a private investor. Before that, Mr. Grimes served as Vice-President of Sales, Marketing, and Research and Development for Orval Kent Holding Company from November 1996 until Orval Kent was acquired by Sky Chefs, Inc. in 2002. From January 1996 until November 1996 Mr. Grimes was President of the Mrs. Crockett’s Country Kitchens division of Orval Kent. Before that, from 1982, when he co-founded Mrs. Crockett’s Country Kitchens, Inc. (formerly known as Mrs. Giles’ Country Kitchens, Inc.) he served as its Vice President of Sales, Marketing and Research and Development until it was acquired by Orval Kent in January 1996. On the effective date of this offering he will become our Chairman of the Board and Chief Executive Officer while retaining his positions at Allison’s. Mr. Grimes has over 35 years experience in the food processing industry, with the bulk of his expertise in the refrigerated prepared salads business.

          Robert S. Dillon. - Robert Dillon has been a partner in the certified public accounting firm of Dillon & Associates, P.C. since June, 1983. He has provided accounting and consulting services to Vaughan Foods since 1983 and to Allison’s Gourmet Kitchens Limited Partnership since its formation in 2003. He is a graduate of the University of Oklahoma and has been a member of the Oklahoma Society of Certified Public Accountants since 1979.

          Richard A. Kassar. Mr. Kassar, a director nominee, is Chief Executive Officer of Fresh Pet Company, a manufacturer of fresh refrigerated pet food, which he launched as a start-up in October 2006. From July 2006 to October 2006 he raised venture capital for Fresh Pet Company. Before that, from 2002 until 2006 Mr. Kassar was Senior Vice President and Chief Financial Officer of Meow Mix. When Meow Mix was sold to Del Monte Corporation in May 2006, Mr. Kassar remained in his position there until July 2006. From 2001 until 2002 he was a consultant to venture capital businesses with respect to acquisitions of consumer brands and service organizations. From 1999 to 2001 he was Co-President and Chief Financial Officer of Global Household Brands, a manufacturer of consumer household cleaning products. He was Senior Vice President, Chief Operating Officer and Corporate Comptroller of Chock Full O’Nuts Corporation from 1986 to 1999. Mr. Kassar is a director and audit committee member of World Fuel, a New York Stock Exchange listed public company whose principal business is supplying fuel to the marine and aviation industry, and a director and chair of the audit committee of Velocity Express, a NASDAQ listed public company whose principal business is providing same-day transportation services. He is a graduate of Baruch College and is an inactive Certified Public Accountant.

          Laura J. Pensiero. Laura Pensiero has been the owner and manager of Gigi Trattoria, Rhinebeck, New York since 2001. In 2006 she founded and opened Gigi Market in Red Hook, New York, a year-round farmers’ market, gourmet store bakery and catering site. Since 2005 she has also been a chef consultant and member of Just Salad LLC, a chain of New York City salad bars and restaurants. She has served as the nutrition consultant to the Strang Cancer Prevention Center, New York, New York since 2005, and was the culinary coordinator for the Memorial Sloan-Kettering Prevention and Wellness Program, New York, New York, from 1999-2005. She continues to work with Strang’s nationwide Healthy Children, Healthy Future’s initiative. From 1998 to 2004 she was a consultant to the Culinary Institute of America, Hyde Park, New York. Since 1992 she has also been the founder and operator of Chef4Life, a nutrition and culinary consulting service promoting healthy eating. She is a co-author of The Strang Cancer Prevention Center Cookbook (2004) and the author of numerous articles on healthful diet and eating and Italian cuisine. She is a graduate of the State University of New York, Plattsburgh (1989), majoring in nutrition and food service management, and of the Professional Culinary Arts Program of The French Culinary Institute, New York, New York (1992).

          We will at all times maintain at least two directors who are “independent” as defined in relevant Nasdaq and Boston Stock Exchange, Inc. rules.

Committees of the Board of Directors

          The Board has established three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each committee is and will be made up entirely of independent directors as defined in relevant Nasdaq and Boston Stock Exchange, Inc. rules.

          Audit Committee. The Audit Committee oversees our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with auditors and audits of financial statements. Specifically, the Audit Committee’s responsibilities include the following:

•	selecting, hiring and terminating our independent auditors;

•	evaluating the qualifications, independence and performance of our independent auditors;

•	approving the audit and non-audit services to be performed by the independent auditors;

•	reviewing the design, implementation and adequacy and effectiveness of our internal controls and critical policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and other accounting matters;

•	with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations; and

•	preparing the report that the Securities and Exchange Commission requires in our annual proxy statement.

          Following this offering, Mr. Kassar will be chairman of the Audit Committee and the other members of the Audit Committee will be Mr. Dillon and Ms. Pensiero. The Board has determined that Mr. Kassar is an “audit committee financial expert,” as that term is defined in Item 401(h) of Regulation S-B, and all audit committee members are “independent” for purposes of Nasdaq listing standards, Boston Stock Exchange, Inc. rules and Section 10A–(3)(b) of the Securities Exchange Act of 1934.

          Compensation Committee. The Compensation Committee assists the Board in determining the development plans and compensation of our officers, directors and employees. Specific responsibilities include the following:

•	approving the compensation and benefits of our executive officers;

•	reviewing the performance objectives and actual performance of our officers; and

•	administering our stock option and other equity and incentive compensation plans.

          Following this offering, the members of the Compensation Committee will be Messrs. Kassar and Dillon and Ms. Pensiero.

          Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee assists the Board by identifying and recommending individuals qualified to become members of the Board, reviewing correspondence from our stockholders and establishing and overseeing our corporate governance guidelines. Specific responsibilities include the following:

•	evaluating the composition, size and governance of our Board and its committees and make recommendations regarding future planning and the appointment of directors to our committees;

•	establishing a policy for considering shareholder nominees to our Board;

•	reviewing our corporate governance principles and making recommendations to the Board regarding possible changes; and

•	reviewing and monitoring compliance without code of ethics and insider trading policy.

          Following this offering, the members of the Corporate Governance and Nominating Committee will be Messrs. Kassar and Dillon and Ms. Pensiero.

          As of the date of this prospectus, we have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and other persons performing similar functions, as well as all of our other employees and directors. This Code of Ethics will be posted on our website at www.vaughanfoods.com.

Executive Compensation

Compensation Discussion and Analysis

          The Company is in the process of assembling a compensation committee to evaluate and define the annual compensation for its executive officers and directors. The objectives of the compensation committee will be designed to attract and retain qualified, effective managers with the experience necessary to manage the Company’s business effectively. Financial performance of the Company will be a major factor in the compensation of key employees as well as their individual contributions. Stock options are expected to comprise a portion of the compensation amounts following the successful implementation of the Company’s initial public offering. Stock options will be properly accounted for under SFAS No. 123R and will be either incentive stock options (in compliance with federal tax regulations) or non-incentive options. SFAS No. 123R will require us to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for any award—the requisite service period (usually the vesting period). The compensation amounts in the following Summary Compensation Tables reflect executive compensation prior to the existence of the compensation committee, but were nonetheless determined by factors that we believe were in the best interests of the company.

          Summary compensation. The following table sets forth information regarding compensation awarded to, earned by, or paid by either Vaughan or Allison’s to our principal executive officer, our principal financial officer and our other most highly compensated executive officers whose compensation exceeded $100,000 in 2006 for all services rendered to us in all capacities for the fiscal year ended December 31, 2006.

Summary Compensation Table(1)

Name and Principal Position	Year	Salary	Bonus	Total

Mark E. Vaughan,	2006	$221,130	$—	$221,130
President and Chief
Executive Officer

Stan L. Gustas,	2006	85,217	—	85,217
Chief Financial Officer

Herb Grimes, (2)	2006	257,500	39,660	297,160
Managing Partner
Allison’s Gourmet Kitchens

Vernon Brandt Jr.,	2006	135,166	—	135,166
Vice President of Operations

(1)

The table includes, in the amounts shown for Herb Grimes, compensatory payments consisting of management fees paid by Allison’s to Braxton Management, Inc., the general partner of Allison’s. Mr. Grimes is President of Braxton Management, Inc. The table does not include distributions to the limited partners of Allison’s in respect of their partnership interests.

(2)	Serving as an executive officer of Allison’s.

Director Compensation

          In the past, our directors have not received compensation. Future compensation of our directors will be determined after all director nominees have assumed their positions on the Board.

Equity Incentive Plan

          In August 2006, our stockholders approved and ratified a Vaughan Foods, Inc. Equity Incentive Plan, or the “Plan,” the purpose of which is to attract and retain the personnel necessary for our success. No grants have been made pursuant to the plan. The Equity Incentive Plan gives our board of directors the ability to provide incentives through grants of incentive and non-qualified stock options to our employees, consultants and directors.

          A total of 1,000,000 shares of our common stock are reserved for issuance under the plan. If an award expires or terminates unexercised or is forfeited to us, the shares underlying the option award become available for further awards under the plan. As of the date of this prospectus, no awards have been made under the Plan.

          The purpose of the Plan is to provide incentives to employees, directors and consultants whose performance will contribute to our long-term success and growth, to strengthen Vaughan’s ability to attract and retain employees, directors and consultants of high competence, to increase the identity of interests of such people with those of its stockholders and to help build loyalty to Vaughan through recognition and the opportunity for stock ownership. The Compensation Committee of the Board will administer the Plan and, except as otherwise provided in the Plan, will have complete authority and discretion to determine the terms of awards.

          The following description of the Plan is a summary and is qualified in its entirety by reference to the Plan.

Eligibility

          Under the Plan, incentive stock options may be granted only to employees and non-qualified stock options may be granted to employees, directors and consultants.

Term and Amendment of the Plan

          Unless terminated earlier, the Plan and will expire in 2016. Our board may also amend the Plan, provided that no amendment will be effective without approval of our stockholders if shareholder approval is required to satisfy any applicable statutory or regulatory requirements.

Terms of Options

          The Plan permits the granting of both incentive stock options and nonqualified stock options. Under the terms of the plan, the option price of both incentive stock options and non-qualified stock options must be at least equal to 100% of the fair market value of the shares on the date of grant. The maximum term of each option is ten years. For any participant who owns shares possessing more than 10% of the voting rights of Vaughan’s outstanding shares of Common Stock, the exercise price of any incentive stock option must be at least equal to 110% of the fair market value of the shares subject to such option on the date of grant and the term of the option may not be longer than five years. Options become exercisable at such time or times as the Compensation Committee may determine at the time it grants options.

Federal Income Tax Consequences

          Non-qualified Stock Options. The grant of non-qualified stock options will have no immediate tax consequences to the Company or the grantee. The exercise of a non-qualified stock option will require an employee to include in his gross income the amount by which the fair market value of the acquired shares on the exercise date (or the date on which any substantial risk of forfeiture lapses) exceeds the option price. Upon a subsequent sale or taxable exchange of the shares acquired upon exercise of a non-qualified stock option, an employee will recognize long or short-term capital gain or loss equal to the difference between the amount realized on the sale and the tax basis of such shares. Vaughan will be entitled (provided applicable withholding requirements are met) to a deduction for Federal income tax purposes at the same time and in the same amount as the employee is in receipt of income in connection with the exercise of a non-qualified stock option.

          Incentive Stock Options. The grant of an incentive stock option will have no immediate tax consequences to Vaughan or its employee. If the employee exercises an incentive stock option and does not dispose of the acquired shares within two years after the grant of the incentive stock option nor within one year after the date of the transfer of such shares to him (a “disqualifying disposition”), he will realize no compensation income and any gain or loss that he realizes on a subsequent disposition of such shares will be treated as a long-term capital gain or loss. For purposes of calculating the employee’s alternative minimum taxable income, however, the option will be taxed as if it were a non-qualified stock option.

Pension Plans

          We do not maintain any defined benefit pension or retirement plans for our executive officers, directors or employees.

Limitations of Directors’ Liability and Indemnification

          Our certificate of incorporation provides that a director will not be personally liable to us or to our stockholders for monetary damages for breach of the fiduciary duty of care as a director, including breaches which constitute gross negligence. This provision does not eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

•	under Section 1053 of the Oklahoma General Corporation Act (“OGCA”)

•	for any transaction from which the director derived an improper personal benefit

          Our certificate of incorporation also provides that we indemnify and hold harmless each of our directors and officers to the fullest extent authorized by the OGCA, against all expense, liability and loss (including attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to our certificate of incorporation, bylaws and the OGCA, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          Immediately prior to the closing of this offering, pursuant to amended agreements dated April, 2007, we will acquire from Mark Vaughan and Vernon J. Brandt, Jr., for nominal consideration, 60% of the limited partnership interest in Allison’s Gourmet Kitchens, a limited liability partnership, and also acquire from Herbert Grimes and Stan Gustas the remaining 40% of the limited partnership interests and the general partnership interest in Allison’s Gourmet Kitchens for a total price of $2,500,000. Mr. Grimes, through an affiliate, owns 87.5% of such minority interests and will be paid in total, $2,187,500. Mr. Gustas owns the remaining 12.5% and will be paid in total, $312,500. Of these amounts, we will pay a total of $1,500,000 from the net proceeds of this offering, $1,312,500 to Mr. Grimes and $187,500 to Mr. Gustas. We will pay interest of 10% per annum on the remaining $1,000,000, and we will pay the total remaining $1,000,000, $875,000 to Mr. Grimes and $125,000 to Mr. Gustas upon the earlier of June 30, 2008 or the closing, after completion of this offering, of an equity financing in which we raise at least $4,000,000 in gross proceeds. See “Risk Factors” starting on page 9.

          The terms of the acquisition of the limited partnership interests in Allison’s were approved by our board of directors. At the time it was approved, we lacked sufficient independent directors for majority approval by independent directors. The terms of acquisition of the limited liability partnership interests in Allison’s are at least as favorable to Vaughan as could have been obtained through arms length negotiations with unaffiliated third parties.

          Starting in 2004, Mark Vaughan borrowed a total of approximately $82,000 from us in the form of salary advances. He repaid these advances in full in April 2005. No interest was charged on these salary advances. These terms were less favorable to us than those generally available from unafilliated third parties. At the time we made this loan, we lacked sufficient independent directors to ratify the transaction at the time it was initiated.

          In the future, we will not make or enter into any material transactions or loans with officers, directors or beneficial owners of 5% or more of our common stock unless they are on terms that are no less favorable to us than those that can be obtained from unaffiliated third parties. All material transactions and loans with affiliates, and any forgiveness of loans, will be approved by a majority of our independent directors who do not have an interest in the transactions and who had access, at our expense, to our legal counsel or separate independent legal counsel. We have also adopted a policy that, in the future, the Audit Committee must review all transactions with any officer, director or 5% stockholder.

          Mark Vaughan and Vernon J. Brandt, Jr. each have a 50% ownership in Cimarron Holdings, L.L.C., which owns an airplane that is used by management of Vaughan to visit customers and suppliers for business purposes. Vaughan has not guaranteed the obligations of Cimarron, but is making the debt service payments for Cimarron, and all of the costs of maintenance and operation of the airplane.

PRINCIPAL STOCKHOLDERS

          The following table sets forth information regarding the beneficial ownership of our common shares as of the effective date of this offering of

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our directors and director nominees;

•	each executive officer named in the Summary Compensation Table above; and

•	all of our directors and executive officers as a group.

          The table takes into account the issuance of 173,077 shares, 173,077 Class A warrants and 173,077 Class B warrants included in the units that we will issue to holders of the Secured Notes on the date of this prospectus (based on the initial public offering price of $6.50 per unit).

          It does not take into account any shares of common stock sold as a result of the exercise of the over-allotment option granted to the representative. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all of the shares owned by them. The individual stockholders have furnished all information concerning their respective beneficial ownership to us.

		Percent of Shares Outstanding

Name of Beneficial Owners(1)	Number of Shares Beneficially Owned(2)(4)	Before the Offering(3)	After the Offering(3)

Mark E. Vaughan	975,200	42.40	21.09
Vernon J. Brandt	247,250	10.75	5.35
Stan L. Gustas	92,000	4.00	1.99
Herbert Grimes	975,200	42.40	21.09
All directors and executive officers as a group (4 persons)	2,289,650	99.55%	49.52%

(1)	Unless indicated otherwise, all addresses are Vaughan Foods, Inc., 216 Northeast 12th Street, Moore, Oklahoma 73160.

(2)

According to the rules and regulations of the Securities and Exchange Commission, shares that a person has a right to acquire within 60 days of the date of this prospectus are deemed to be outstanding for the purpose of computing the percentage ownership of that person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Based on 2,300,000 shares issued and outstanding immediately before this offering and 4,623,077 shares issued and outstanding immediately after this offering.

(4)

The original price per share when the shares were first issued over five years ago to Vaughan’s founders was $0.15, representing the per-share book value of the business transferred by Vaughan’s founders upon Vaughan’s organization in 1989.

DESCRIPTION OF SECURITIES

          As of the date of this prospectus, our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of undesignated preferred stock, par value $0.001 per share. After this offering, we will have 4,623,077 shares of common stock issued and outstanding and 4,945,577 shares if the over-allotment option is exercised in full. At the time this offering is effective, we will have 2,473,077 shares of common stock outstanding held of record by approximately 27 stockholders after taking into account 173,077 shares of common stock included in the units that we will issue to the holders of the Secured Notes (based on the offering price of $6.50 per unit). The following materially complete description summarizes the most important terms of our capital stock.

Units

          Each unit consists of one share of common stock, one Class A warrant and one Class B warrant. Each Class A and Class B warrant entitles the holder thereof to purchase one share of common stock. Initially, only the units will trade. The common stock and the warrants included in the units will not trade separately until the 30th calendar day following the date of this prospectus or the first trading day thereafter if the 30th day is a weekend or holiday. Once separate trading in the common stock and warrants commences, the units will cease trading and they will be delisted.

          At closing, we will deliver only unit certificates. An investor may request physical delivery of the certificate and may immediately request that the unit certificate be exchanged for stock and unit warrant certificates. If the investor does so before the stock and unit warrants trade separately, trades based on the stock and unit warrant certificates will not clear until trading in those securities commences.

Common Stock

          Subject to the rights specifically granted to holders of any shares of our Preferred Stock we may issue in the future, holders of our Common Stock are entitled to vote together as a class on all matters submitted to a vote of our stockholders and are entitled to any dividends that may be declared by our Board of Directors. Holders of our Common Stock do not have cumulative voting rights. Upon our dissolution, liquidation or winding up, holders of our Common Stock are entitled to share ratably in our net assets after payment or provision for all liabilities and any preferential liquidation rights of any shares of our Preferred Stock we may issue in the future. Holders of our Common Stock have no preemptive rights to purchase shares of our Common Stock. The issued and outstanding shares of our Common Stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our Common Stock are, and the shares of our Common Stock to be issued in this offering or upon exercise of the Warrants included herein will be, upon payment of the relevant purchase or exercise price, fully paid and non-assessable. The rights, preferences and privileges of holders of our Common Stock will be subject to those of the holders of any shares of our Preferred Stock we may issue in the future.

Class A Warrants

          General. Immediately after this offering, there will be 2,323,077 Class A warrants issued and outstanding of which 2,150,000 are included in the units sold in this offering and 173,077 are included in the units that we will issue to the holders of the Secured Notes on the date of this prospectus (at the initial public offering price of $6.50 per unit). The Class A warrants issued in this offering may be exercised at any time beginning 30 days after the date of this prospectus and ending on the fifth anniversary of the date of this prospectus. Each Class A warrant entitles the holder to purchase one share of common stock at an exercise price of $9.75 per share (150% of the unit offering price). This exercise price will be adjusted if specific events, summarized below, occur. A holder of Class A warrants will not be deemed a holder of the underlying stock for any purpose until the Class A warrant is exercised.

          Redemption. Commencing six months from the date of the offering, after they separate from the units we will have the right to redeem the Class A warrants at a price of $0.25 per warrant, after providing 30 days’ prior written notice to the warrant-holders, at any time after the closing price for our common stock, as reported on the principal market on which our stock trades, was at or above 200% of the unit offering price for any five consecutive days. We will send a written notice of redemption by first class mail to holders of the Class A warrants at their last known addresses appearing on the registration records maintained by the warrant agent. No other form of notice or publication or otherwise will be required. If we call the Class A warrants for redemption, the holders of the Class A warrants will then have to decide whether to sell the Class A warrants, exercise them before the close of business on the business day preceding the specified redemption date or hold them for redemption. If the Class A warrants are not covered by a current registration statement or are not qualified for sale under the laws of the state in which holders reside, warrantholders may not be able to exercise them.

          Exercise. The holders of the Class A warrants may exercise them only if an appropriate registration statement is then in effect and if the common stock issuable upon their exercise are qualified for sale under the securities laws of the state in which the holder resides. To exercise a Class A warrant, the holder must deliver to our warrant agent the Class A warrant certificate on or before the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of Class A warrants being exercised. Fractional shares of common stock will not be issued upon exercise of the Class A warrants.

          In order for you to exercise the warrants, the shares of common stock underlying them must be covered by an effective registration statement and, if the issuance of shares is not exempt under state securities laws, must be properly registered with state securities regulators. At present, we plan to have a registration statement current when the warrants are redeemed and, to the extent that the underlying shares do not qualify for one or more exemptions under state securities laws, we intend to use our best efforts to register the shares with the relevant authorities. However, we cannot provide absolute assurances that state exemptions will be available, the state authorities will permit us to register the underlying shares, or that an effective registration statement will be in place at the relevant time(s). These factors may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.

          Under no circumstances may the Company be required to effect a cash settlement of the warrants.

          Adjustments of exercise price. The exercise price of the Class A warrants will be adjusted if we declare any stock dividend to stockholders or effect any split or share combination with regard to our common stock. If we effect any stock split or stock combination with regard to our common stock, the exercise price in effect immediately before the stock split or combination will be proportionately reduced or increased, as the case may be. Any adjustment of the exercise price will also result in an adjustment of the number of shares underlying a Class A warrant or, if we elect, an adjustment of the number of Class A warrants outstanding.

Class B Warrants

          Immediately after this offering, there will be 2,323,077 Class B warrants issued and outstanding including 2,150,000 Class B warrants included in the units sold in this offering and 173,077 Class B warrants included in the units that we will issue to the holders of the Unsecured Notes on the date of this prospectus (at the initial public offering price of $6.50 per unit). The Class B warrants are identical to the Class A warrants except for the following:

•	the Class B warrants have an exercise price of $13.00 per share (200% of the unit offering price); and

•	the Class B warrants may only be redeemed after our gross revenue for any previous twelve months, as confirmed by an independent audit, equals or exceeds $100 million.

Preferred Stock

          Our authorized capital includes 5,000,000 shares of undesignated preferred stock, par value $0.001 per share.

          Under our Certificate of Incorporation, our board of directors has the authority, without further action by the stockholders, to issue from time to time up to 5,000,000 shares of preferred stock in one or more series. The board of directors may fix the number of shares, designations, preferences, powers and other special rights of each series of the preferred stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock, affect adversely the rights and powers, including voting rights, of the holders of common stock, or have the effect of delaying, deferring or preventing a change in control in Vaughan. The rights and preferences may include, but are not limited to:

•	the title of the preferred stock;

•	the maximum number of shares of the series;

•	the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;

•	any liquidation preference;

•	any redemption provisions;

•	any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock;

•	any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity;

•	any voting rights; and

•	any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.

          In some cases, the issuance of preferred stock could delay or discourage a change in control of us. Any shares of preferred stock we issue will be fully paid and nonassessable. We do not have any outstanding shares of preferred stock at the date of this Prospectus.

          Any future issuance of preferred stock will be approved by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to our or independent legal counsel.

Authorized but Unissued Shares

          The authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common or preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

          The OGCA provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation, unless the corporation’s articles of incorporation, requires a greater percentage. Our articles of incorporation do not impose any supermajority vote requirements.

Transfer Agent, Warrant Agent and Registrar

          The transfer agent and registrar for our common stock and the warrant agent for the Class A and Class B warrants will be Continental Stock Transfer & Trust Company, located in New York, New York.

Anti-Takeover Provisions Under Oklahoma Law

          Oklahoma Business Combination Statute

          Under the terms of our amended certificate of incorporation, we have not opted out of Section 1090.3 of the OGCA, Oklahoma’s anti-takeover law. In general this section prevents an “interested shareholder” from engaging in a “business combination” with us for three years following the date the person became an interested shareholder, unless:

•

prior to the date the person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power at the time the transaction commenced, excluding stock held by our directors who are also officers and stock held by certain employee stock plans; or

•

on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

          An “interested shareholder” is defined, generally, as any person that owns stock having 15% or more of all of our voting power, any person that is an affiliate or associate of us and owned stock having 15% or more of all of our voting power at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

          A “business combination” includes:

•	any merger or consolidation involving us and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of our assets;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to an interested shareholder;

•	any transaction involving us that has the effect of increasing the proportionate share of the stock of any class or series or voting power owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through us; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the OGCA.

          Because we have not opted out of the Oklahoma anti-takeover law, no interested shareholder could pursue a business combination transaction that is not approved by our board of directors.

          Oklahoma Control Share Statute

          Under the terms of our amended certificate of incorporation, we have not opted out of Sections 1145 through 1155 of the OGCA, Oklahoma’s control share acquisition statute. In general, Section 1145 of the OGCA defines “control shares” as our issued and outstanding shares that, in the absence of the Oklahoma control share statute, would have voting power, when added to all of our other shares that are owned, directly or beneficially, by an acquiring person or over which the acquiring person has the ability to exercise voting power, that would entitle the acquiring person, immediately after the acquisition of the shares to exercise, or direct the exercise of, such voting power in the election of directors within any of the following ranges of voting power:

•	one-fifth (1/5) or more but less than one-third (1/3) of all voting power;

•	one-third (1/3) or more but less than a majority of all voting power; or

•	a majority of all voting power.

          A “control share acquisition” means the acquisition by any person of ownership of, or the power to direct the exercise of voting power with respect to, “control shares.” After a control share acquisition occurs, the acquiring person is subject to limitations on the ability to vote such control shares. Specifically, Section 1149 of OGCA provides that under most control share acquisition scenarios, “the voting power of control shares having voting power of one-fifth (1/5) or more of all voting power is reduced to zero unless the shareholders of the issuing public corporation approve a resolution . . . according the shares the same voting rights as they had before they became control shares.” Section 1153 of OGCA provides the procedures for obtaining shareholder consent of a resolution of an “acquiring person” to determine the voting rights to be accorded the shares acquired or to be acquired in the control share acquisition.

          Because we have not opted out of the Oklahoma control share statute, any shareholder holding control shares will be limited in his or her right to vote his or her shares in the election of directors.

          See “Risk Factors” starting on p. 9.

Listing

          We have applied to list the units, common stock, Class A warrants and Class B warrants on the Nasdaq Capital Market and the Boston Stock Exchange under the symbols “FOODU”, “FOOD”, “FOODW” and “FOODZ”, respectively. There is currently no established public trading market for our common stock.

DESCRIPTION OF CERTAIN INDEBTEDNESS

          Promissory Notes

          In July 2006 we borrowed $2.0 million from 18 accredited investors in the Secured Financing pursuant to 10% Secured Subordinated Promissory Notes, which we refer to as the “Secured Notes.” The Secured Notes are repayable on the earlier of June 30, 2007 or the third business day following completion of a public or private financing by Vaughan generating gross proceeds of at least $5 million. The Secured Notes are secured by a non-recourse pledge of the 60% equity interest in Allison’s Gourmet Kitchens, LP currently held by Mark E. Vaughan and Vernon J. Brandt, Jr., both officers and directors of Vaughan. As added consideration for the purchase of the Secured Notes, the purchasers of $1.5 million of the Secured Notes will receive that number of equity securities to be issued in this public offering having a value, at the initial public offering price, of 50% of the face value of the Secured Notes purchased by that investor and the purchasers of the remaining $0.5 million of the face value of the Secured Notes will receive that number of equity securities to be issued in this public offering having a value, at the initial public offering price, of 75% of the face value of the Secured Notes purchased by that investor. If we have not completed the required public or private financing by June 30, 2007, but we have repaid the Secured Notes, the investors will receive an aggregate of 281,250 shares of our common stock. If we have not repaid the Secured Notes by that time, the investors will receive an aggregate of 500,000 shares of our common stock. Vaughan has agreed to file a registration statement for the resale of the equity securities to be issued to these investors as described below under the caption “Shares Eligible for Future Sale — Registration Rights.” The investors in the Secured Notes have agreed to execute a lockup agreement containing the same terms and conditions as those to which Vaughan’s officers, directors and 5% stockholders are subject. In connection with the Secured Notes, Vaughan agreed to pay Paulson Investment Company a fee of 8% of the gross proceeds and to reimburse Paulson Investment Company for expenses incurred by it in connection with the Secured Financing up to a maximum of $10,000.

          Bridge Loan

          Commencing in September 2006 Vaughan borrowed an aggregate of $1,000,000 from Paulson Investment Company, pursuant to a non-secured promissory note, bearing interest at 10% per annum and, pursuant to an amendment effective on the closing of this offering, payable on the earlier of June 30, 2008 or the closing, after consummation of this offering, of an equity financing of at least $4 million. As of May 31, 2007, the holder of the note has not demanded payment and the Company has not obtained an extension.

          Vaughan’s Line of Credit

          At December 31, 2006, Vaughan had a $4.0 million secured bank line of credit, due on October 31, 2006, at an interest rate of Wall Street Journal plus 0.75%, with an initial rate of 6.75% . The line of credit was secured by accounts receivable, inventory and general intangibles. At December 31, 2006 and March 31, 2007, short-term borrowings under this line of credit were $2,726,578. Vaughan had a line of credit balance at December 31, 2005 of $2,314,294. The line of credit contains certain financial covenants which replicate those covenants of the Cleveland County Industrial Authority bond issue, some of which Vaughan was not in compliance. Vaughan has not obtained a waiver of the financial covenants. See Note 7 of the Vaughan Foods, Inc. consolidated financial statements.

          In December 2006, we reached an informal agreement with the lender, subsequently confirmed by e-mail, that, subject to approval of our credit and the execution of a formal note extension agreement, the lender would extend the line until April 30, 2007. Under the terms of the proposed extension, the maximum amount that could be borrowed under the line would be fixed at $2,726,578 and a new financial covenant would be added providing that if subsequent monthly collateral valuations are less than the value of the collateral at November 30, 2006, we would immediately be deemed to be in default without any available grace period to cure such default. On May 31, 2007, the Company was negotiating the terms of an arrangement with the lender to extend the line to June 30, 2007. See “Risk Factors” beginning on page 9, and Notes 7 and 11 to the Vaughan Foods, Inc. financial statements.

          Allison’s Line of Credit

          Allison’s has a $1.0 million secured bank line of credit, initiated on March 3, 2006, at an interest rate of Wall Street Journal prime plus 0.50%, with an initial rate of 8.00% . Interest is payable on a monthly basis. The line of credit was secured by all of Allison’s assets, including accounts receivable, inventory and equipment and personal guaranties of all of the partners. At December 31, 2006 and March 31, 2007, short-term borrowings under this line of credit were $0. The bank line of credit agreement was subject to certain covenants for which Allison’s was in compliance with or has obtained a waiver as of December 31, 2006 and March 31, 2007. At December 31, 2005, short-term borrowings on previous lines of credit were $0. See Note 5 of the consolidated financial statements of Allison’s.

          Wild About Food Line of Credit

          Wild About Food – Oklahoma has a $600,000 secured bank line of credit, initiated on June 7, 2006 at an interest rate of Wall Street Journal prime plus 1.00%. At December 31, 2006 and March 31, 2007, short-term borrowings under this line of credit were $253,995 and $51,243, respectively. Wild About Food was in compliance with all covenants. See Note 5 of the consolidated financial statements of Allison’s.

          Equipment Loan

          In addition to the line of credit, Allison’s secured a loan for equipment purchases in the amount of $2.4 million with the same interest rate. The maturity date of this loan is March 3, 2011. The proceeds of the equipment loan are to pay off existing debt related to previous equipment purchases and to purchase new equipment.

SHARES ELIGIBLE FOR FUTURE SALE

This Offering

          After this offering is completed we expect to have 4,623,077 shares of common stock outstanding (based on the offering price of $6.50 per unit). This number assumes no exercise of the representative’s over-allotment option, the Class A warrants, the Class B warrants or the representative’s warrants. We expect to have 4,945,577 shares of common stock outstanding if the representative’s over-allotment option is exercised in full. Of these shares, the 2,150,000 shares of common stock issued as part of the units sold in this offering (2,472,500 shares if the representative’s over-allotment is exercised in full) and the 173,077 shares of common stock included in the units that will be issued to the holders of the Secured Notes will be freely tradeable without restrictions or further registration under the Securities Act of 1933, except that any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 under the Securities Act. The 2,150,000 shares of common stock underlying the Class A warrants and the 2,150,000 shares of common stock underlying the Class B warrants issued as part of the units sold in this offering (2,472,500 shares of common stock in the case of the Class A warrants and 2,472,500 shares of common stock in the case of the Class B warrants if the representative’s over-allotment is exercised in full) as well as the 173,077 shares of common stock underlying the Class A Warrants and the 173,077 shares of common stock underlying the Class B Warrants included in the units that will be issued to the holders of the Secured Notes will also be freely tradeable after exercise of the warrants, except for shares held by our affiliates. However, the holders of the Secured Notes have agreed not to sell or otherwise dispose of any of their shares for a period of one year after completion of this offering, pursuant to lock-up agreements similar to those described below under “Outstanding Restricted Stock.”

Outstanding Restricted Stock

          The remaining 2,300,000 outstanding shares of common stock will be restricted securities within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. The holders of these shares have agreed not to sell or otherwise dispose of any of their shares of common stock for a period of one year after completion of this offering, without the prior written consent of Paulson Investment Company, Inc., the representative of the underwriters, subject to certain limited exceptions. After the expiration of the lock-up period, or earlier with the prior written consent of the representative, all of the outstanding restricted shares may be sold in the public market pursuant to Rule 144.

          Without taking into account the lock-up agreements, 1,222,450 shares of common stock would be eligible for sale under Rule 144 90 days after completion of the offering and 1,077,550 shares of common stock would be eligible for sale under Rule 144 in January, 2008.

          In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, may sell within any three-month period a number of shares of common stock that does not exceed a specified maximum number of shares. This maximum is equal to the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and availability of current public information about us. In addition, under Rule 144(k) of the Securities Act, a person who is not our affiliate, has not been an affiliate of ours within three months prior to the sale and has beneficially owned shares for at least two years would be entitled to sell such shares immediately without regard to volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

Registration Rights

          We have agreed to register for resale an estimated total (based on the initial public offering price of $6.50 per unit) of approximately (a) 173,077 shares of common stock, (b) 173,077 Class A warrants, and 173,077 class B warrants that we will issue to holders of the Secured Notes on the date of this prospectus, as well as the 346,154 shares of common stock underlying those warrants and to file a resale registration statement within 60 days after the date of this prospectus. We will be subject to a late fee of 2% of the original investment amount per month if that registration statement is not filed within the 60-day period or if the resale registration statement has not been declared effective within 60 days after it has been filed (90 days if the financial information in the resale registration statement must be updated) or if after the registration statement has been declared effective it cannot be used in connection with the sale of the covered securities; provided, however, that the amount of the late fee payable to each investor, shall not exceed 10% of the original principal amount of the note purchase by that investor.

          In January, 2007 we obtained agreement from all investors in the Secured Notes eliminating any possibility of any cash payments to them by us in the event we fail to file a resale registration statement in accordance with the original registration rights agreement executed in connection with the sale of the Secured Notes. In return, we committed to filing a resale prospectus with this registration, and will pay any applicable late fees for failure to file the registration statement within the prescribed time periods in shares of common stock. We will also pay any applicable late fees for failure to keep the registration statement effective in shares of common stock rather than in cash, pursuant to our option to do so.

UNDERWRITING

          Paulson Investment Company, Inc. is acting as the representative of the underwriters named below. We have entered into an underwriting agreement with these underwriters regarding the units being offered under this prospectus. In connection with this offering and subject to certain conditions, each of these underwriters has severally agreed to purchase, and we have agreed to sell, the number of units set forth opposite the name of the underwriter.

          Commencing in September 2006 Vaughan borrowed an aggregate of $1.0 million from Paulson Investment Company, pursuant to a non-secured promissory note, bearing interest at 10% per annum and, pursuant to an amendment effective on the closing of this offering, payable on the earlier of June 30, 2008 or the consummation, after the completion of this offering, of an equity financing in which we raise at least $4.0 million.

Underwriter	Number of units

Paulson Investment Company, Inc.	1,905,000
Capital Growth Financial, LLC	125,000
I-Bankers Securities Inc.	60,000
Capital West Securities, Inc.	60,000

          The underwriting agreement provides that the underwriters are obligated to purchase all of the units offered by this prospectus, other than those covered by the over-allotment option, if any units are purchased. The underwriting agreement also provides that the underwriters’ obligations to pay for and accept delivery of the units is subject to the approval of certain legal matters by counsel and other conditions, including, among other things, the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for this purpose have been instituted or threatened by the Securities and Exchange Commission, which we refer to as the “SEC.”

          The representative has advised us that the underwriters propose to offer our units to the public initially at the offering price set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $.26 per unit. The underwriters and selected dealers may reallow a concession to other dealers, including the underwriters, of not more than $.10 per unit. After the public offering of the units is complete, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.

          The underwriters have informed us that they do not expect to confirm sales of our units offered by this prospectus on a discretionary basis.

          Over-allotment Option. Pursuant to the underwriting agreement, we have granted the representative an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional 322,500 units on the same terms as the other units being purchased by the underwriters from us. The representative may exercise the option solely to cover over-allotments, if any, in the sale of the units that the underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discount, offering expenses and net proceeds to us after offering expenses will be $16,071,250, $1,205,344, $1,696,797 and $13,169,109, respectively.

          Stabilization and Other Transactions. The rules of the SEC generally prohibit the underwriters from trading in our securities on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

•

Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•

Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•

Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•

A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

          If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the Nasdaq Capital Market, the Boston Stock Exchange, in the over-the-counter market or otherwise.

          Indemnification. The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

          Underwriters’ Compensation. We have agreed to sell the units to the underwriters at the initial offering price of $6.50 per unit, which represents the initial public offering price of the units set forth on the cover page of this prospectus less a 7.5% underwriting discount. The underwriting agreement also provides that the representative will be paid a nonaccountable expense allowance equal to 2.0% of the gross proceeds from the sale of the units offered by this prospectus.

          The underwriting agreement also provides that in the event the offering is terminated, the $35,000 advance expense allowance paid to the underwriters will be returned to the extent not actually incurred.

          On completion of this offering, we will issue to the representative of the underwriters warrants to purchase up to 215,000 units, for a price per unit of $7.80, which is equal to 120% of the initial offering price of the units. The representative’s warrants will be exercisable for units at any time beginning one year after the effective date of this offering, and will expire on the fifth anniversary of the effective date. The representative’s warrants may not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of one year immediately following the date of effectiveness or commencement of sales of the offering, except to any member participating in the offering and the officers or partners thereof, or as otherwise permitted under subparagraph (g)(2) of the NASD’s Corporate Financing Rule and only if the warrants so transferred remain subject to the one-year lock-up restriction for the remainder of the lock-up period. If we cannot honor the exercise of representative’s warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the representative’s warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. Because we are not required to settle the representative’s warrants by payment of cash, it is possible that the representative’s warrants will never be settled in shares or payment of cash.

          The holder of these warrants will have, in that capacity, no voting, dividend or other shareholder rights. Any profit realized on the sale of the units issuable upon exercise of these warrants may be deemed to be additional underwriting compensation. The securities underlying these warrants are being registered pursuant to the registration statement of which this prospectus is a part and we have agreed to maintain such registration during the term of these warrants. During the term of these warrants, the holder thereof is given the opportunity to profit from a rise in the market price of our common stock, our Class A warrants and our Class B warrants. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time at which these warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

          The following table summarizes the underwriting discount and non-accountable expense allowance we will pay to the underwriters. These amounts are shown based on a selling price of $6.50 per unit and both no exercise and full exercise of the underwriters’ over-allotment option.

	Total

	Per unit	Without over-allotment	With over-allotment

Underwriting discount	$.49	$1,048,125	$1,205,344
Non-accountable expense allowance	.13	279,500	279,500

          The other expenses of the offering that we must pay are estimated to be approximately $1,417,297 (excluding underwriting discounts and commissions).

          Lock-Up Agreements. All our officers and directors and all of our pre-offering stockholders have agreed that, for a period of one year from the date this registration statement becomes effective, they will not sell, contract to sell, grant any option for the sale or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, without the consent of the representative. The representative may consent to an early release from the lock-up periods if, in its opinion, the market for the common stock would not be adversely impacted by sales and in cases of an officer, director or other stockholders’ financial emergency. We are unaware of any officer, director or current shareholder who intends to ask for consent to dispose of any of our equity securities during the lock-up period. We have been advised by the underwriter that it has no present intention and there are no agreements or understandings, explicit or tacit, relating to the early release of the locked-up shares.

          Determination of Offering Price. The public offering price of the units offered by this prospectus and the exercise price and other terms of the Class A warrants and Class B warrants were determined by negotiation between us and the underwriters. Among the factors considered in determining the public offering price of the units and the exercise price of the warrants were:

•	our history and our prospects;

•	the industry in which we operate;

•	the status and development prospects for our proposed services;

•	our past and present operating results;

•	the previous experience of our executive officers; and

•	the general condition of the securities markets at the time of this offering.

          The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the units. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the units, or the common stock and warrants contained in the units, can be resold at or above the initial public offering price.

LEGAL MATTERS

          The validity of the common shares offered by this prospectus will be passed upon for us by Morse, Zelnick, Rose & Lander LLP, New York, New York. Stoel Rives LLP will pass upon certain matters for the underwriters named in this prospectus in connection with this offering.

EXPERTS

          Cole & Reed, P.C., an independent registered public accounting firm, has audited the consolidated financial statements of Vaughan and of Allison’s as of and for the years ended December 31, 2004, 2005 and 2006 as set forth in their reports. We have included these financial statements in this prospectus, and in the registration statement, of which this prospectus is a part, in reliance on Cole & Reed, P.C.’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          In connection with the units offered by this prospectus, we have filed a registration statement on Form S-1 under the Securities Act with the Securities and Exchange Commission. This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits. For further information with respect to our units, shares and warrants, and us you should refer to the registration statement and the accompanying exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the actual contents of the contract or other document referred to. You may inspect a copy of the registration statement and the accompanying exhibits without charge at the Securities and Exchange Commission’s public reference facilities, Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and at its regional offices located at 3 World Financial Center, Room 4300, New York, New York 10281, and you may obtain copies of all or any part of the registration statement from those offices for a fee. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains registration statements, reports, proxy and information statements and other information regarding registrants that file electronically. The address of the site is http://www.sec.gov.

          We intend to furnish our stockholders with annual reports containing financial statements audited by an independent registered public accounting firm.

          You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy our common shares in any circumstances under which the offer or solicitation is unlawful.

INDEX TO FINANCIAL STATEMENTS

Vaughan Foods, Inc.
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets at December 31, 2005, 2006, and March 31, 2007 (unaudited)	F-2

Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006, and the three months ended March 31, 2006 and 2007 (unaudited)	F-3

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2007 (unaudited)	F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006, and for the three months ended March 31, 2006 and 2007 (unaudited)	F-5

Notes to Consolidated Financial Statements	F-6-17

Allison’s Gourmet Kitchens, Limited Partnership
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-18

Consolidated Balance Sheets at December 31, 2005, 2006 and March 31, 2007 (unaudited)	F-19

Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006, and the three months ended March 31, 2006 and 2007 (unaudited)	F-20

Consolidated Statements of Partners’ Equity for the years ended December 31, 2004, 2005 and 2006, and the three months ended March 31, 2007 (unaudited)	F-21

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006, and the three months ended March 31, 2006 and 2007 (unaudited)	F-22

Notes to Consolidated Financial Statements	F-23-30

Pro Forma Condensed Consolidated Financial Statements

Basis of Presentation	F-31

Balance Sheets at March 31, 2007 (unaudited)	F-32

Statements of Operations for the three months ended March 31, 2007 (unaudited)	F-33

Statements of Operations for the year ended December 31, 2006 (unaudited)	F-33

Notes to Pro Forma Condensed Consolidated Financial Statements	F-34-37

Cole & Reed, P.C.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Vaughan Foods, Inc.
Moore, Oklahoma

We have audited the accompanying consolidated balance sheets of Vaughan Foods, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vaughan Foods, Inc. as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Cole & Reed, P.C. Cole & Reed, P.C.

Oklahoma City, Oklahoma
May 31, 2007

531 Couch Dr. Suite 200 Oklahoma City, OK 73102-2251	TEL 405.239.7961 FAX 405.235.0042 WEB www.coleandreed.com	RSM McGladrey Network An Independently Owned Member

Vaughan Foods, Inc.

Consolidated Balance Sheets

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$36,163	$868,377	$983,805
Accounts receivable, net of allowance for doubtful accounts of $106,682 at December 31, 2005 and $65,045 at December 31, 2006 and $62,440 at March 31, 2007	3,164,644	3,414,843	3,694,962
Accounts receivable, related party	335,666	144,243	229,547
Inventories	725,578	631,674	914,863
Prepaid expenses and other assets	67,700	79,793	114,174
Bridge loan asset, net of amortization	—	562,500	281,250
Deferred tax assets	40,539	24,717	23,727

Total current assets	4,370,290	5,726,147	6,242,328

Restricted assets:
Cash	80,471	270	273
Investments	1,950,580	597,181	797,355
Certificate of deposit	256,000	250,000	250,000

Total restricted assets	2,287,051	847,451	1,047,628

Property and equipment, net	9,836,262	13,102,988	13,286,209

Other assets:
Assets held for sale	40,000	40,000	40,000
Loan origination fees, net of accumulated amortization	436,465	516,410	443,033
Deferred tax assets, noncurrent	—	202,119	51,361
Deferred cost of public offering	—	566,955	817,266

Total other assets	476,465	1,325,484	1,351,660

Total assets	$16,970,068	$21,002,070	$21,927,825

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable	$2,692,648	$4,221,635	$4,932,848
Accounts payable, related party	—	69,502	187,756
Line of credit	2,314,294	2,726,578	2,726,578
Short-term borrowings	—	3,000,000	3,000,000
Bridge funding liability	—	1,125,000	1,125,000
Accrued liabilities	990,432	1,011,985	1,348,556
Current portion of long-term debt	690,308	606,885	561,706
Current portion of capital lease obligation	162,804	172,370	173,516

Total current liabilities	6,850,486	12,933,955	14,055,960

Long term liabilities:
Long-term debt, net of current portion	8,728,940	8,187,067	8,144,335
Capital lease obligation, net of current portion	649,337	479,618	437,464
Deferred tax liability	135,367	—	—

Total long-term liabilities	9,513,644	8,666,685	8,581,799

Stockholders’ equity (deficiency):
Common stock, $0.001 par value; authorized 50,000,000 shares; 2,300,000 shares issued and outstanding at December 31, 2005 and 2006 and March 31, 2007	2,300	2,300	2,300
Preferred stock, $0.001 per value; authorized 5,000,000 shares; 0 shares; issued and outstanding at December 31, 2005 and December 31, 2006 and March 31, 2007	—	—	—
Paid in Capital	413,693	413,693	413,693
Member Capital (deficit)	(12,839)	(22,921)	(25,930)
Retained earnings (deficit)	202,784	(991,642)	(1,099,997)

Total stockholders’ equity (deficiency)	605,938	(598,570)	(709,934)

Total liabilities and stockholders’ equity (deficiency)	$16,970,068	$21,002,070	$21,927,825

The accompanying notes are an integral part of these consolidated financial statements.

Vaughan Foods, Inc.

Consolidated Statements of Operations

	Year Ended December 31,			Three Months Ended March 31,

	2004	2005	2006	2006	2007

				(unaudited)	(unaudited)

Net sales	$36,133,015	$44,730,265	$51,277,371	$12,497,666	$12,533,216
Cost of sales	29,903,140	37,976,138	45,082,176	10,249,306	10,624,398

Gross profit	6,229,875	6,754,127	6,195,195	2,248,360	1,908,818
Selling, general and administrative expenses	5,408,311	6,432,569	6,479,920	1,579,236	1,355,554

Operating income (loss)	821,564	321,558	(284,725)	669,124	553,264
Rent income	196,257	295,593	339,222	66,174	95,180
Interest expense	(495,793)	(1,106,052)	(1,616,980)	(257,191)	(619,035)
Interest and other income	12,256	88,180	50,332	12,176	10,975

Other income and expense, net	(287,280)	(722,279)	(1,227,426)	(178,841)	(512,880)

Earnings (loss) before income taxes	534,284	(400,721)	(1,512,151)	490,283	40,384
Income tax expense (benefit)	191,981	(159,667)	(307,643)	237,855	151,748

Net income (loss)	$342,303	$(241,054)	$(1,204,508)	$252,428	$(111,364)

Weighted average shares outstanding – basic and diluted	2,300,000	2,300,000	2,300,000	2,300,000	2,300,000

Net income (loss) per share – basic and diluted	$0.15	$(0.10)	$(0.52)	$0.11	$(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

Vaughan Foods, Inc.

Consolidated Statements of Stockholders’ Equity (Deficiency)

						Total Stockholders’ Equity (Deficiency)
	Common Stock			Member Capital (Deficit)	Retained Earnings (Deficit)
			Paid in Capital
	Shares issued	Amount

Balance at January 1, 2004	2,300,000	$2,300	$413,693	$89,993	$163,108	$669,094
Net income (loss)	—	—	—	(9,496)	351,799	342,303
Dividends	—	—	—	—	(55,000)	(55,000)

Balance at December 31, 2004	2,300,000	2,300	413,693	80,497	459,907	956,397
Net income (loss)	—	—	—	16,069	(257,123)	(241,054)
Dividends	—	—	—	(109,405)	—	(109,405)

Balance at December 31, 2005	2,300,000	2,300	413,693	(12,839)	202,784	605,938
Net (loss)	—	—	—	(10,082)	(1,194,426)	(1,204,508)

Balance at December 31, 2006	2,300,000	2,300	413,693	(22,921)	(991,642)	(598,570)
Net loss (unaudited)	—	—	—	(3,009)	(108,355)	(111,364)

Balance at March 31, 2007
(unaudited)	2,300,000	$2,300	$413,693	$(25,930)	$(1,099,997)	$(709,934)

The accompanying notes are an integral part of these consolidated financial statements.

Vaughan Foods, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,			Three Months Ended March 31,

	2004	2005	2006	2006	2007

				(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$342,303	$(241,054)	$(1,204,508)	$252,428	$(111,364)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	685,841	1,003,563	1,724,816	271,675	612,778
Provision for bad debts	244,659	61,363	63,966	—	(2,605)
Gain on disposal of property and equipment	(7,552)	(21,323)	3,931	—	—
Loss on impairment of property and equipment	63,230	—	—	—	—
Deferred income taxes	155,210	(159,667)	(307,643)	223,833	151,748
Changes in operating assets and liabilities:
Accounts receivable	(942,969)	(302,643)	(310,235)	(1,094,232)	(277,513)
Accounts receivable – Related party	(64,826)	(190,918)	191,423	23,310	(85,304)
Inventories	(87,960)	(38,148)	93,903	182,455	(283,189)
Prepaid expenses and other assets	21,111	59,604	(12,093)	(20,024)	(34,381)
Income taxes receivable	(28,228)	—	—	—	—
Other assets	80,124	10,685	—	—	—
Accounts payable	743,851	(778,032)	1,514,968	47,375	711,213
Accounts payable, related party	—	—	69,502	—	118,254
Accrued liabilities	202,307	368,712	21,554	270,751	336,569

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,407,101	(227,858)	1,849,584	157,571	1,136,206

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments received on notes receivable	110,314	25,000	—	—	—
Cash paid for property and equipment	(3,321,573)	(1,610,766)	(4,371,223)	(837,990)	(441,371)
Proceeds from sale of property and equipment	33,797	109,405	34,604	—	—
Loan proceeds deposited to restricted asset accounts	(3,965,204)	—	—	—	—
Restricted assets	—	(129,435)	(15,893)	—	(200,177)
Distributions from restricted assets	—	1,884,566	1,451,564	845,895	—
Purchase of restricted certificate of deposit	—	(256,000)	—	—	—

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(7,142,666)	22,770	(2,900,948)	7,905	(641,548)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of loan origination fees	(500,599)	—	(176,300)	—	—
Cash paid for deferred public offering expense	—	—	(566,955)	—	(250,311)
Proceeds from line of credit	2,814,663	2,314,294	500,000	—	—
Repayments on line of credit	(2,116,833)	(1,771,743)	(87,716)	—	—
Proceeds from short-term borrowings	—	—	3,000,000	—	—
Proceeds from long-term debt	6,838,593	527,555	90,140	86,832	—
Repayment of long-term debt and capital leases	(962,619)	(1,457,832)	(875,591)	(190,699)	(128,919)
Due from stockholders	(65,927)	65,927	—	—	—
Repayment of amounts due to stockholders	(30,380)	(10,751)	—	—	—
Distributions to limited liability company members	—	(109,405)	—	—	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	5,976,898	(441,955)	1,883,578	(103,867)	(379,230)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	241,333	(647,043)	832,214	61,609	115,428
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	441,873	683,206	36,163	36,163	868,377

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$683,206	$36,163	$868,377	$97,772	$983,805

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid, net of capitalized interest	$482,976	$1,023,731	$1,055,446	$225,988	$183,332
Income taxes	65,000	—	—	—	—
Supplemental disclosures of noncash financing and investing activities:
Property and equipment acquired under capital lease obligations	309,238	—	—	—	—
Repayment of stockholder advances through declaration of dividends	55,000	—	—	—	—
Bridge funding liability	$—	$—	$1,125,000	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Vaughan Foods, Inc.

Notes to Consolidated Financial Statements

(Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(1)	Nature of Operations

Vaughan Foods, Inc. (the “Company”) is an Oklahoma-based specialty food processor serving customers in a multi-state region. The Company operates from a manufacturing facility in Moore, Oklahoma.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Reporting

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management which is responsible for the integrity and objectivity of the consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

	(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and of Cimarron Holdings, L.L.C. (“Cimarron”). Cimarron is owned by the two stockholders of the Company. Cimarron owns an airplane that is used by Company management. The Company is paying the debt service payments on the liability associated with the airplane, as well as all costs of maintenance and operations. Because the Company is the primary beneficiary of Cimarron, it is considered a variable interest entity subject to FIN 46R, and has been consolidated by the Company in its financial statements. All significant intercompany transactions and balances have been eliminated in consolidation. See Note 18 to the consolidated financial statements.

	(c)	Unaudited Interim Financial Information

The consolidated balance sheets and statements of stockholder’s equity as of March 31, 2007, statements of operations and cash flows for the three months ended March 31, 2006 and 2007 and related information contained in the notes to consolidated financial statements are unaudited. These unaudited interim financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America. Management asserts that the preparation of the unaudited interim financial statements utilize the same basis as that of the audited financial statements. Management further asserts that the unaudited interim financial statements fairly represent the Company’s financial position as of March 31, 2007 and its results of operations and cash flows for the three months ended March 31, 2006 and 2007.

	(d)	Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers investments with maturities of three months or less at date of purchase to be cash equivalents.

	(e)	Accounts Receivable and Credit Policies

Trade accounts receivable are customer obligations due under normal trade terms generally requiring payment within 15 to 21 days from the invoice date. Receivables are recorded based on the amounts invoiced to customers. Interest and delinquency fees are not generally assessed and, if they are assessed, are not included in income or trade accounts receivables until realized in cash. Discounts allowed for early payment, if any, are charged against income when the payment is received. Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by an allowance for doubtful accounts that reflects management’s best estimate of the amounts that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on historical collection trends and an assessment of the creditworthiness of current customers. The adequacy of the valuation allowance is evaluated periodically through an individual assessment of potential losses on customer accounts giving particular emphasis to accounts with invoices unpaid more than 60 days past the due date. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Recoveries on accounts previously written off are credited back to the valuation allowance. During the years ended December 31, 2004 and 2005, the Company increased the valuation allowance with charges to bad debt expense totaling approximately $245,000 and $61,000, respectively. During the year ended December 31, 2006 and the three months ended March 31,

Vaughan Foods, Inc.

Notes to Consolidated Financial Statements

(Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(2)	Summary of Significant Accounting Policies - (Continued)

2007, the Company reduced the valuation allowance approximately $42,000 and $3,000, respectively.

A lien exists on certain receivables related to fresh produce under the Perishable Agricultural Commodities Act of 1930, which partially subordinates the lien placed by the line of credit.

(f) Inventories

Inventories consist principally of food products and are stated at the lower of average cost (which approximates first-in, first-out) or market. Costs included in inventory consist of materials, packaging supplies, and labor. General and administrative costs are not charged to inventory.

(g) Property and Equipment

Property and equipment are recorded at cost. Equipment acquired under capital leases is recorded at the present value of the future minimum lease payments, and amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in current operations.

Depreciation, including assets acquired under capital leases, is provided using the straight-line method over the following estimated useful lives:

Plant and improvements	15 - 40 years
Machinery and equipment	5 - 15 years
Transportation equipment	3 - 10 years
Office equipment	5 - 7 years

(h)	Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(i)	Revenue Recognition

The Company recognizes revenue, net of related sales discounts and allowances, when persuasive evidence of an arrangement exists (such as a customer purchase order), delivery has occurred, our price to the customer has been fixed or is determinable, and collectibility is reasonably assured. Revenues also include those amounts related to shipping and handling. Shipping and handling expenses are included in cost of goods sold. Consideration from the company to a retailer is presumed to be a reduction of the company’s selling price of its products and, therefore, is characterized as a reduction of sales when recognized in the vendor’s income statement. As a result, certain promotional expenses are recorded as a reduction of net sales, at the time in which the sale is recognized.

(j)	Accounting for Rebates

The Company establishes reserves for rebates based on specific programs, expected usage and historical experience.

(k)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l)	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) excludes dilution and is calculated by dividing net income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding during the

Vaughan Foods, Inc.

Notes to Consolidated Financial Statements

(Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(2)	Summary of Significant Accounting Policies - (Continued)

period Diluted EPS is computed in a manner similar to that of basic EPS except that the weighted-average number of common shares outstanding is increased to include the number of incremental common shares (computed using the treasury stock method) that would have been outstanding if all potentially dilutive common shares (such as stock options) were issued during the period. Diluted EPS is the same as basic EPS if the effect of the incremental shares is anti-dilutive.

The Company has agreed to issue shares of common stock in connection with its short-term borrowing when any initial public offering is consummated. The details of this agreement are described in Note 8. The Company has not included these shares in diluted earnings per share because the shares have not yet been issued and due to the Company’s net loss for the period, the effects of inclusion would be anti-dilutive.

	(m)	Impairment of Long-Lived Assets and Assets Held for Sale

The Company follows the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in determining impairment losses on long-term assets. Impairment losses are recorded on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. Impairment losses are recognized based upon the estimated fair value of the asset when required. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

During the year ended December 31, 2004, the Company recognized an impairment loss of approximately $60,000 related to a facility that is being held for sale. This loss is included in the selling, general and administrative expenses in the consolidated statements of operations.

	(n)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

	(o)	Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are measured at cost which approximates their fair value because of the short maturity of these instruments. The carrying amount of the Company’s borrowings under the line of credit and long-term debt approximates their fair value because the interest rate on the instruments fluctuate with market interest rates or represents borrowing rates available with similar terms.

	(p)	Investments

All of the Company’s investments are classified as available for sale and reported at fair value. Any related unrealized gains and losses are excluded from earnings and reported net of income tax as a separate component of shareholders’ equity until realized. There were no unrealized gains or losses for the years 2004, 2005 and 2006, or the three months ended March 31, 2006 and 2007. Realized gains and losses on sales of securities are based on the specific identification method. Declines in the fair value of investment securities below their carrying value that are other than temporary are recognized in earnings. As of December 31, 2006 and March 31, 2007, the Company’s investments consisted entirely of guaranteed investment contracts at a fixed interest rate of 2.25 percent.

Vaughan Foods, Inc.

Notes to Consolidated Financial Statements

(Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(2)	Summary of Significant Accounting Policies - (Continued)

	(q)	Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, and Related Implementation Issues” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. The Company adopted FIN 48 on January 1, 2007, as required. The adoption of FIN 48 did not have a material impact on the Company’s consolidated financial statements. See Note 12.

In September of 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company has not determined the effect, if any, the adoption of this statement will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which provides companies an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide information helping financial statement users to understand the effect of a company’s choice to use fair value on its earnings, as well as to display the fair value of the assets and liabilities a company has chosen to use fair value for on the face of the balance sheet. Additionally, SFAS No. 159 establishes presentation and disclosure requirements designed to simplify comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company has not determined the effect, if any, the adoption of this statement will have on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB No. 108 did not have an effect on the Company’s consolidated financial statements.

(r) Reclassifications

Certain amounts in the 2004 and 2005 financial statements have been reclassified to conform to the 2006 presentation.

(s) Stock Dividend

On September 30, 2006, the Company’s board of directors approved a 3,471.2225 share stock dividend of common stock (accounted for as a stock split), effective September 30, 2006.

On May 18, 2007, the Company’s board of directors approved a revision of the stock dividend issued on

September 30, 2006. The revision reduces the dividend to 2,874 shares of common stock. As a result stockholders received 2,874 shares of common stock for each share held as of September 30, 2006.

(t) Change in par value

On September 30, 2006 the par value of the Company’s common stock was reduced to $0.001 per share. The Company retroactively restated the common stock and paid-in-capital accounts.

(u) Accounting for costs of public offering

The Company has incurred costs associated with its pending initial public offering (See Note 11). These costs have been classified as an intangible asset and presented on the December 31, 2006 and March 31, 2007 balance sheets as “Deferred cost of public offering” in the amount of $566,955 and $817,266, respectively. Upon successful completion of the initial public offering, all such costs will be reclassified as a reduction of additional paid-in capital. Should the initial public offering not be successful, all such costs will be charged to expense in the period that the determination is made.

Vaughan Foods, Inc.

Notes to Consolidated Financial Statements

(Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(3)	Inventories
A summary of inventories follows:

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

Raw Materials and Supplies	$625,173	$543,787	$702,064
Finished Goods	100,405	87,887	212,799

Total Inventory	$725,578	$631,674	$914,863

(4)	Restricted Assets

The Company is required to hold cash in reserve in separate trust accounts applicable to its $5,000,000 Cleveland County Industrial Authority Industrial Development Revenue Bonds, issued December 2004, and to secure a letter of credit for purposes of self insurance for worker’s compensation. The project construction account represents proceeds of the bond offering to be drawn for approved capital expenditures. The debt reserve account represents funds to be used for debt service in the event of default. The Interest and principal accounts represent deposits to be used for debt service. These assets are as follows:

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

Project construction account	$1,445,834	$270	$273
Debt reserve account	510,372	525,620	531,512
Interest fund account	70,916	71,391	200,953
Principal fund account	—	170	64,890
Accrued interest receivable	3,929	—	—
Certificate of deposit	256,000	250,000	250,000

Total Restricted Assets	$2,287,051	$847,451	$1,047,628

(5)	Property and Equipment

Property and equipment, at cost, consists of the following:

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

Land	$199,762	$199,762	$199,762
Plant and improvements	5,919,477	5,919,477	5,919,477
Machinery and equipment	4,640,603	4,685,688	4,731,094
Transportation equipment	1,948,712	2,000,913	2,000,913
Office equipment	63,382	78,382	86,382
Construction in progress	389,393	4,598,530	4,986,496

	13,161,329	17,482,752	17,924,124
Less accumulated depreciation	3,325,067	4,379,764	4,637,915

Net Property, Plant and Equipment	$9,836,262	$13,102,988	$13,286,209

Depreciation expense, including depreciation on assets held under capital lease obligations, was $647,781, $896,871, and $1,018,822, during the years ended December 31, 2004, 2005 and 2006, respectively, and $262,822 and $258,181 during the three months ended March 31, 2006 and 2007, respectively, and has been allocated to cost of sales and selling, general and administrative expenses.

Vaughan Foods, Inc.

Notes to Consolidated Financial Statements

(Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(6)	Assets Held for Sale

Assets held for sale, at cost, net of impairments, consists of the following:

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

Plant and improvements, Stroud, Oklahoma	$40,000	$40,000	$40,000

(7)	Line of Credit

At December 31, 2005 and 2006, the Company had a $4,000,000 secured bank line of credit, due on October 31, 2006, providing for interest at Wall Street Journal prime plus 0.75%, with an initial rate of 6.75%. The line of credit was secured by accounts receivable, inventory and general intangibles. At December 31, 2005 and 2006, and March 31, 2007, short-term borrowings under the line were $2,314,294, $2,726,578 and $2,726,578, respectively. The line of credit also contains the personal guarantees of the Company’s shareholders. The line of credit contains certain financial covenants which replicate those covenants of the Cleveland County Industrial Authority Bond Issue. The Company was out of compliance with some of the covenants. The Company has not obtained a waiver of the financial covenants. See Note 9 for terms of Cleveland County Industrial Authority Bonds.

In December 2006, the Company reached an informal agreement with the lender, subject to credit approval of the Company and the execution of a formal note extension agreement, to extend the line until April 30, 2007. Under the terms of the proposed extension, the maximum amount that could be borrowed under the line would be fixed at $2,726,578 and a new financial covenant would be added providing that if subsequent monthly collateral valuations are less than the value of the collateral at November 30, 2006. The borrower would immediately be deemed to be in default without any available grace period to cure such default. Further, the interest rate on borrowed funds under the line will increase from 0.75% over the specified prime rate to 2% over that prime rate and the Company would be required to pay the lender a 1% extension fee on borrowed funds on the execution of the extension agreement and a 2% extension fee on borrowed funds on the earlier of the maturity date or the completion of the Company’s pending initial public offering (See Note 11). On May 31, 2007, the Company was negotiating the terms of an arrangement with the lender to extend the line to June 30, 2007.

(8)	Short-term Borrowings

The Company entered into 10% secured subordinated promissory notes on July 17, 2006 for a maximum of $2,000,000. The notes are secured by the pledge by certain partners of 60% of the limited partnership interests in Allison’s Gourmet Kitchens, LP. The entire principal amount of the notes and all accrued and unpaid interest thereon is due and payable on the earlier of June 30, 2007 (the “Maturity Date”), or the third business day following the completion of an underwritten public offering or a private placement by the Company resulting in gross proceeds of $5 million or more (a “Qualified Offering”). The notes are subordinate to all other existing indebtedness of the Company. Borrowings under these notes were $2,000,000 at December 31, 2006. As additional consideration for their purchase of notes, each purchaser of $1,500,000 principal amount of notes (“First Notes”) will receive that number of equity securities to be issued in any initial public offering consummated before June 30, 2007, having a value, at the initial public offering price, of 50% of the notes purchased by that investor. Further, the holders of notes totaling $500,000 which are junior to First Notes (“Junior Notes”) are to receive that number of equity securities to be issued having a value of 75% of the notes purchased by that investor. Proceeds of the note will be used to complete construction of the addition to the existing facility. The liability for additional compensation of $1,125,000 is shown as Bridge Funding liability on the accompanying balance sheet. In addition to the liability, an intangible asset related to the loan origination was recorded in the original amount of $1,125,000, net of amortization of $562,500 at December 31, 2006 and $843,750 at March 31, 2007 in the accompanying balance sheet. At December 31, 2006 and March 31, 2007, the carrying amount of this intangible asset was $562,500 and $281,250, respectively. The amortization of this intangible asset is recorded as interest expense in the consolidated statements of operations. The number of shares to be issued using the expected offering price of $6.50 is 173,077.

If a Qualified Offering has not been consummated by the Maturity Date and the notes have been repaid on or before the Maturity Date, then on such date, the Company shall deliver to each investor such number of shares of its common stock as shall equal the result obtained by dividing one-half (50%) of the original principal amount of

Vaughan Foods, Inc. Notes to Consolidated Financial Statements (Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(8)	Short-term Borrowings - (Continued)

the First Notes and by dividing three-quarters (75%) of the original principal amount of the Junior Notes by the Company’s per share common stock price.

If a Qualified Offering has not been consummated by the Maturity Date and the notes have not been repaid on or before the Maturity Date, then on such date the Company shall deliver to each investor such number of shares of its common stock as shall equal the result obtained by dividing 100% of the original principal amount of the Note purchased by such investor in this offering by the Company’s per share common stock price.

The Company agreed to enter into a 10% non-secured promissory note on September 21, 2006 for a maximum of $1,000,000. The maturity date is the earlier of April 30, 2007, or the consummation of any initial public offering consummated before the maturity date. Borrowings under this note were $1,000,000 at December 31, 2006. This note is payable to the underwriter with whom the Company is working on its initial public offering (see Note 11). As of May 31, 2007, the holder of the note has not demanded payment and the Company has not obtained an extension.

Upon completion of the initial public offering, an agreement to extend the maturity date to June 30, 2008 or the consumation of an equity financing in which the Company receives at least $4.0 million, will become effective.

(9)	Long-Term Debt and Capital Lease Obligation

Long-term debt consists of the following:

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

7.75 - 8.10% Cleveland County Industrial Revenue Bonds secured by real property final payment due December 1, 2024	$5,000,000	$4,690,000	$4,690,000
5.75 - 9.00% Real estate loans secured by real property final payments due August 1, 2028 and July 22, 2009	3,579,325	3,518,267	3,506,058
6.50 - 7.00% Equipment loans secured by various manufacturing equipment final payments due from 2007 thru 2008	124,654	43,552	22,485
4.75 - 6.50% Vehicle loans secured by various transportation equipment final payments due from 2008 thru 2010	435,626	299,547	253,688
Consolidated entity:
8.00 - 10.00% Equipment loans secured by aircraft final payments due November 30, 2007 and April 25, 2019	279,643	242,586	233,810

Total debt	9,419,248	8,793,952	8,706,041
Less current portion	690,308	606,885	561,706

Net long-term debt	$8,728,940	$8,187,067	$8,144,335

The Industrial Development Revenue Bonds issued by Cleveland County Industrial Authority contain certain financial covenants as follows:

Debt Service Coverage Ratio: The Company is required to maintain a debt service coverage ratio of 1.50 to 1.00. The ratio will be reported to the Trustee and notice given to Beneficial Owners quarterly for each of the previous four quarters. If the Debt Service coverage ratio reported for each of the previous four quarters is less than 1.50 to 1.00 the Company is required to retain a consultant. For the year ended December 31, 2006 and the three months

Vaughan Foods, Inc. Notes to Consolidated Financial Statements (Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(9)	Long-Term Debt and Capital Lease Obligation - (Continued)

ended March 31, 2007, the Company’s Debt Service Coverage ratio is 0.42 and 0.47 to 1.00, respectively. The trustee has not required the Company to retain a consultant.

Current Ratio: The Company is required to maintain a current ratio 1.10 to 1.00 calculated as of the last day of each calendar quarter beginning after January 1, 2006. As of December 31, 2006 and March 31, 2007, the Company’s current ratio is 0.41and 0.44 to 1.00, respectively.

Debt to Equity Ratio: The Company is required to maintain a debt to equity ratio of not more than 4.00 to 1.00 calculated as of the last day of each calendar quarter beginning after January 1, 2006. As of December 31, 2006 and March 31, 2007, the Company’s debt to equity ratio could not be calculated due to a negative equity balance.

Accounts Payable: The Company agrees that not more than 20% of its accounts payable shall be in excess of 90 days past due. The Company is in compliance with this covenant as of December 31, 2006 and March 31, 2007.

Accounts Receivable: The Company agrees that not more than 20% of accounts receivable will be in excess of 90 days past due. The Company is in compliance with this covenant as of December 31, 2006 and March 31, 2007.

Noncompliance with the debt service coverage ratio, the current ratio, or the debt to equity ratio will not be considered an event of default under the terms of the agreement. Noncompliance with the above ratios has resulted in an increase in the interest rate on each of the Bonds of 1% until the Company is in compliance with the required ratios.

Capital lease obligations consist of the following:

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

8.95 - 9.19% Equipment leases	$812,141	$651,988	$610,980

Total debt	812,141	651,988	610,980
Less current portion	162,804	172,370	173,516

Net long-term debt	$649,337	$479,618	$437,464

Annual Debt Service Requirements

The annual principal payment requirements to maturity, for long-term debt and capital leases at December 31, 2006 are as follows:

Year Ending December 31,	Long-Term Debt	Capital Lease Obligation	Total

2007	$606,885	$172,370	$779,255
2008	520,349	184,983	705,332
2009	674,634	201,409	876,043
2010	123,660	93,226	216,886
2011	510,632	—	510,632
2012 - 2028	6,357,792	—	6,357,792

Principal outstanding at December 31, 2006	$8,793,952	$651,988	$9,445,940

Total interest costs were $495,793, $1,106,052 and $1,846,390, during the years ended December 31, 2004, 2005 and 2006, respectively, and $257,191 and $726,023 during the three months ended March 31, 2006 and 2007, respectively. The amount of interest costs capitalized to construction projects during the years ended December 31, 2004, 2005 and 2006 was $0, $0 and $229,410, respectively and $0 and $106,988 during the three months ended March 31, 2006 and 2007, respectively.

Vaughan Foods, Inc. Notes to Consolidated Financial Statements (Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(10)	Accrued Liabilities

A summary of accrued liabilities follows:

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

Accrued compensation	$195,261	$179,379	$209,981
Accrued rebates	419,821	403,071	452,921
Accrued promotions/incentives	74,612	41,102	61,455
Accrued workers’ compensation	41,749	158,976	195,426
Accrued interest expense	105,467	156,420	346,509
Accrued property taxes	—	32,522	16,842
Accrued payroll taxes	153,522	40,515	65,422

Total Accrued Liabilities	$990,432	$1,011,985	$1,348,556

(11)	Pending Initial Public Offering

The Company has signed a letter of intent with an Underwriter to raise approximately $11.2 million, after expenses, on a “Firm Commitment” basis. The Company intends to issue approximately 2.2 million units consisting of one share of common stock and one class A warrant and one class B warrant. The proceeds from the offering are expected to be used to, (i) acquire the partnership interests in Allison’s Gourmet Kitchens, LP (for $1.5 million in cash, and a deferred payment for $1.0 million), (ii) repay a short-term borrowing which has been used to complete the extension of our existing facility ($2.0 million), (iii) construct or acquire one or more new facilities ($2.4 million), (iv) repay the bank line of credit ($2.7 million) and (iv) increase our working capital ($2.6 million).

(12)	Income Taxes

Income tax expense (benefit) for the years ended December 31, 2004, 2005, 2006 and the three months ended March 31, 2006 and 2007, consist of the following:

	December 31,			March 31,

	2004	2005	2006	2006 (unaudited)	2007 (unaudited)

Current:
Federal	$36,771	$—	$—	$—	$—
State	—	—	—	—	—

	36,771	—	—	—	—

Deferred:
Federal	185,663	(135,156)	(303,323)	212,809	135,769
State	(30,453)	(24,511)	(4,320)	25,046	15,979

	155,210	(159,667)	(307,643)	237,855	151,748

Total	$191,981	$(159,667)	$(307,643)	$237,855	$151,748

Vaughan Foods, Inc. Notes to Consolidated Financial Statements (Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(12)	Income Taxes - (Continued)

Deferred tax assets (liabilities) are as follows:

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

NOL Carryforward	$256,712	$613,749	$476,950
Oklahoma Job/Investment Credits	131,116	99,737	99,737
Depreciation	(547,223)	(535,394)	(549,353)
Other	64,567	48,744	47,754

Net deferred tax asset (liability)	$(94,828)	$226,836	$75,088

Current portion	$40,539	$24,717	$23,727
Non-current portion	(135,367)	202,119	51,361

	$(94,828)	$226,836	$75,088

In assessing the realizability of the net deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon either the generation of future taxable income during the periods in which those temporary differences become deductible or the carryback of losses to recover income taxes previously paid during the carry-back period.

The Company is not currently subject to any specific audit by any federal, state or local taxing authority. There are no unrecognized tax benefits or tax positions previously taken which could give rise to uncertainty, and therefore there are no calculations or classifications of interest, penalties or effects on income tax rates related to such uncertainties.

As of December 31, 2006, the Company has net operating loss carryfowards of $1,615,128 which, if unused, will commence expiring in 2018 and state new jobs/investment credit carryforwards totaling $99,737 which, if unused, will commence expiring in 2007. At December 31, 2006, $33,000 of state new jobs/investment credit car-ryforwards expired.

As of March 31, 2007, the Company has net operating loss carryforwards of $1,255,132 which, if unused, will commence expiring in 2018 and state new jobs/investment credit carryforwards totaling $99,737 which, if unused, $12,170 will expire on December 31, 2007.

Actual income tax expenses differ from “expected” income tax, computed by applying the U.S. Federal corporate tax rate of 34% to earnings from operations before income taxes, as follows:

	December 31,			March 31

	2004	2005	2006	2006 (unaudited)	2007 (unaudited)

Computed “expected” income taxes	$181,657	$(136,245)	$(514,131)	$166,696	$13,731
State income taxes, net of federal income tax	32,057	(23,422)	(16,141)	29,417	2,423
Permanent difference due to amortization of equity transactions	—	—	191,250	—	95,625
Utilization of net operating loss carryforwards against current income	(21,733)	—	—	41,742	39,969
State new jobs/investment credits	—	—	31,379	—	—

	$191,981	$(159,667)	$(307,643)	$237,855	$151,748

Vaughan Foods, Inc. Notes to Consolidated Financial Statements (Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(13)	Operating Leases

The Company has noncancelable long-term operating leases for certain distribution equipment with various expiration dates. The leases require the Company to pay a base rate plus specific mileage amounts. The following are future minimum annual lease payments for these long-term leases for the next five years ending:

	December 31, 2006	March 31, 2007 (unaudited)

2007	$340,064	$338,238
2008	310,591	276,160
2009	137,798	108,533
2010	68,001	62,040
2011	15,225	10,150

	$871,679	$795,121

Lease expense under operating leases was $425,359, $597,327 and $709,269, during the years ended December 31, 2004, 2005 and 2006, respectively, and $153,998 and $192,226 during the three months ended March 31, 2006 and 2007, respectively.

(14)	Employee Benefit Plans

In 2002, the Company adopted a Flexible 401(k) plan covering all full-time employees with a minimum of one year of service. The Company makes contributions under the plan at an amount equal to 25% of the employee’s elective deferral rate, up to a maximum of 4% of the employee’s compensation. The Company’s contributions to the Flexible 401(k) plan for 2004, 2005 and 2006, were $7,801, $7,996 and $6,537, respectively, and $356 and $1,881 for the three months ended March 31, 2006 and 2007, respectively.

In August 2006, the Company adopted a stock option plan providing for potential awards of up to 1,000,000 shares. No shares have been issued under the plan.

(15)	Major Customers

The Company has supply arrangements with twelve separate Wal-Mart distribution centers, representing about 9% of its customer sales for the year ended December 31, 2006 and the three months ended March 31, 2007, and supply arrangements with several independent Sysco Foods distributors account for approximately 23% of gross sales revenues for the year ended December 31, 2006 and the three months ended March 31, 2007. While such purchasers are each independent, it is possible that a termination of a purchasing arrangement with any such entity could adversely affect business relationships with related entities.

(16)	Related Party Transactions

Allison Gourmet Kitchens, Limited Partnership

On March 1, 2003, the two stockholders of the Company became limited partners in Allison’s Gourmet Kitchens, Limited Partnership (the “Partnership”); an Oklahoma limited partnership involved in the retail sale of deli salads.

During the normal course of business, the Company sells raw materials and finished goods, provides freight services to the Partnership and purchases finished goods for resale to its customers. The Company provides a discounted price for products sold to Allison’s Gourmet Kitchens, LP for use as ngredients in the partnership’s products. All other transactions between the companies are at fair market value. During the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, the Company’s sales, including freight services, to the Partnership and purchases from the Partnership were as follows:

				March 31
	December 31,
				2006 (unaudited)	2007 (unaudited)
	2004	2005	2006

Sales to Partnership	$429,997	$726,769	$820,602	$177,837	$191,965
Freight Revenue from Partnership	$356,060	$579,673	$541,618	$124,781	$88,443
Purchases from Partnership	$761,077	$602,520	$603,211	$95,143	$148,779

Vaughan Foods, Inc.

Notes to Consolidated Financial Statements

(Information as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 is unaudited)

(16)	Related Party Transactions - (Continued)

At December 31, 2005 and 2006 and March 31, 2007, accounts receivable, related party includes $30,995, $41,882 and $104,320, respectively, from the Partnership. Accounts payable related to purchases from the Partnership were $0, $69,502 and $187,756 at December 31, 2005 and 2006 and March 31, 2007, respectively.

The Company leases a portion of its facilities to the Partnership on an annual lease arrangement. The lease agreement provides for nine consecutive one year options to extend the lease agreement. The Company received $196,257, $295,593 and $339,222 under this lease during the years ended December 31, 2004, 2005, and 2006 and $82,575 and $95,180 during the three months ended March 31, 2006 and 2007, respectively. The Company and the Partnership share utilities and other facility expenses through periodic reimbursement. The total utilities that are shared between the two entities resulted in a reimbursement to the Company of $109,558, $195,390 and $239,770 for the years ended 2004, 2005 and 2006 and $38,648 and $49,093 for the three months ended March 31, 2006 and 2007, respectively. At December 31, 2005, 2006 and March 31, 2007, the Company was owed $304,671, $102,361 and $125,227 in outstanding reimbursements from the Partnership, respectively. These amounts are included in Accounts receivable, related party in the accompanying balance sheet.

The Company receives reimbursement from the Partnership for services provided by management staff in relation to administration, sales and other in the amounts of $136,585, $212,195 and $207,689 for the years ended 2004, 2005 and 2006, respectively, and $49,967 and $46,443 for the three months ended March 31, 2006 and 2007, respectively.

(17)	Commitments and Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. Although occasional adverse decisions or settlements may occur, the Company is not aware of any proceeding at December 31, 2006 or March 31, 2007 which would have a material adverse effect on its financial position, results of operations or liquidity.

(18)	Cimarron Holdings, L.L.C.

The Company’s two shareholders each have a 50% ownership in Cimarron. Cimarron owns an airplane that is used by Company management. The Company has not guaranteed the obligations of Cimarron, but is making the debt service payments for Cimarron, as well as all of the costs of maintenance and operations of the airplane.

The Company’s consolidated financial statements include the financial statements of Cimarron. The consolidation of Cimarron increased the Company’s consolidated total assets and liabilities at December 31, 2006, 2005 and March 31, 2007 as follows:

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

Total Assets	$266,804	$219,665	$207,880
Total Liabilities	$279,643	$242,586	$233,810

Cole & Reed, P.C.

Report of Independent Registered Public Accounting Firm

The Partners of
Allison’s Gourmet Kitchens, Limited Partnership
Moore, Oklahoma

We have audited the accompanying consolidated balance sheets of Allison’s Gourmet Kitchens, Limited Partnership as of December 31, 2005 and 2006, and the related consolidated statements of operations, partners’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allison’s Gourmet Kitchens, Limited Partnership as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Cole & Reed, P.C.
Cole & Reed, P.C.

Oklahoma City, Oklahoma
March 12, 2007

531 Couch Dr. Suite 200 Oklahoma City, OK 73102-2251	TEL 405.239.7961 FAX 405.235.0042 WEB www.coleandreed.com	RSM McGladrey Network An Independently Owned Member

Allison’s Gourmet Kitchens, Limited Partnership

Consolidated Balance Sheets

	December 31, 2005	December 31, 2006	March 31, 2007

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$600,498	$1,321,967	$457,421
Accounts receivable, net of allowance for doubtful accounts of $35,462 at December 31, 2005 and $22,177 at December 31, 2006 and $22,177 at March 31, 2007	665,728	1,448,731	1,639,167
Accounts receivable, related party	—	69,502	187,756
Inventories	565,873	962,134	1,136,149
Prepaid expenses	9,601	26,976	28,497

Total current assets	1,841,700	3,829,310	3,448,990

Property and equipment, net	945,699	2,692,165	3,113,616

Other assets:
Loan origination fees, net of amortization	—	7,363	7,278
Intangible asset	34,976	231,619	474,478

Total other assets	34,976	238,982	481,756

TOTAL	2,822,375	6,760,457	7,044,362

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Line of credit	—	253,995	51,243
Accounts payable	407,630	887,364	1,345,823
Accounts payable, related party	335,666	144,243	229,547
Accrued liabilities	328,153	369,006	367,897
Current portion of long-term debt	91,209	338,380	341,057
Current portion of capital lease obligation	66,719	3,419	3,508
Amounts payable to former owners of Wild About Food	—	350,000	250,000

Total current liabilities	1,229,377	2,346,407	2,589,075

Long-term debt, net of current portion	80,930	2,063,937	1,954,910
Amounts payable to former owners of Wild About Food, net of current portion	—	120,605	97,918
Capital lease obligation, net of current portion	123,664	4,124	3,212

Total long-term liabilities	204,594	2,188,666	2,056,040

Partners’ Equity:
Limited partners’ equity	1,374,515	2,203,125	2,375,249
General partner’s equity	13,889	22,259	23,998

Total partners’ equity	1,388,404	2,225,384	2,399,247

TOTAL	$2,822,375	$6,760,457	$7,044,362

The accompanying notes are an integral part of these consolidated financial statements.

Allison’s Gourmet Kitchens, Limited Partnership

Consolidated Statements of Operations

	Year Ended December 31,			Three Months Ended March 31,

	2004	2005	2006	2006	2007

				(unaudited)	(unaudited)

Net sales	$9,173,248	$13,110,516	$20,031,808	$3,273,233	$5,709,629
Cost of sales	6,951,176	9,845,433	15,302,897	2,579,395	4,273,679

Gross profit	2,222,072	3,265,083	4,728,911	693,838	1,435,950
Selling, general and administrative expenses	1,357,793	2,021,227	3,178,580	556,278	897,649
Management fee — General partner	249,917	335,083	297,160	64,375	70,341

Selling, General and Administrative expenses	1,607,710	2,356,310	3,475,740	620,653	967,990

Operating income	614,362	908,773	1,253,171	73,185	467,960
Interest expense	31,827	11,236	83,736	4,688	18,391

Net earnings	$582,535	$897,537	$1,169,435	$68,497	$449,569

The accompanying notes are an integral part of these consolidated financial statements.

Allison’s Gourmet Kitchens, Limited Partnership

Consolidated Statement of Partners’ Equity

	Limited Partner	General Partner	Total Partners’ Equity

Balance at January 1, 2004	$382,913	$3,868	$386,781

Net income applicable to the period from January 1, 2004 to December 31, 2004	576,710	5,825	582,535

Balance at December 31, 2004	959,623	9,693	969,316

Distributions to general partner	—	(4,779)	(4,779)
Distributions to limited partners	(473,670)	—	(473,670)
Net income applicable to the period from January 1, 2005 to December 31, 2005	888,562	8,975	897,537

Balance at December 31, 2005	1,374,515	13,889	1,388,404

Distributions to general partner	—	(3,325)	(3,325)
Distributions to limited partners	(329,130)	—	(329,130)
Net income applicable to the period from January 1, 2006 to December 31, 2006	1,157,740	11,695	1,169,435

Balance at December 31, 2006	2,203,125	22,259	2,225,384

Distributions to general partner (unaudited)	—	(2,757)	(2,757)
Distributions to limited partners (unaudited)	(272,949)	—	(272,949)
Net income (unaudited)	445,073	4,496	449,569

Balance at March 31, 2007 (unaudited)	$2,375,249	$23,998	$2,399,247

The accompanying notes are an integral part of these consolidated financial statements.

Allison’s Gourmet Kitchens, Limited Partnership

Consolidated Statements of Cash Flows

	Year Ended December 31,			Three Months Ended March 31,

	2004	2005	2006	2006	2007

				(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$582,535	$897,537	$1,169,435	$68,497	$449,569
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation and amortization	76,120	104,019	144,301	29,064	71,395
Provision for bad debt	—	—	6,612	—	—
Changes in assets and liabilities:
Accounts and notes receivable	(792,394)	373,006	(763,437)	(1,015,539)	(190,437)
Accounts receivable, related party	—	—	(69,502)	—	(118,254)
Inventories	(305,265)	6,437	(265,302)	(49,880)	(174,014)
Prepaid expenses	—	(9,601)	(17,375)	(22,006)	7,705
Disbursements in transit	42,023	(42,023)	—	—	—
Accounts payable	358,740	(89,298)	292,473	603,910	458,458
Accounts payable, related party	29,512	190,918	(191,423)	—	76,078
Accrued liabilities	76,468	173,699	6,191	(27,983)	(1,109)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	67,739	1,604,694	311,973	(413,937)	579,391

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for property and equipment	(278,129)	(457,880)	(1,344,990)	(125,883)	(464,058)

NET CASH USED IN INVESTING ACTIVITIES	(278,129)	(457,880)	(1,344,990)	(125,883)	(464,058)

CASH FLOWS FROM FINANCING ACTIVITIES:
Partner distributions	—	(478,449)	(332,455)	(126,238)	(275,706)
Payments of loan origination fees	—	—	(7,661)	—	—
Payments to former owners of Wild About Food	—	—	—	—	(394,249)
Proceeds from line of credit	450,750	—	1,370,457	—	—
Repayments of line of credit	(450,750)	—	(1,008,815)	—	(202,753)
Payments on long-term debt and capital leases	(104,603)	(163,498)	(452,398)	(38,688)	(107,171)
Proceeds of long-term debt	210,659	95,631	2,185,358	—	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	106,056	(546,316)	1,754,486	(164,926)	(979,879)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(104,334)	600,498	721,469	(704,746)	(864,546)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	104,334	—	600,498	600,498	1,321,967

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$—	$600,498	$1,321,967	$(104,248)	$457,421

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid, net of capitalized interest	$30,097	$24,566	$92,671	$4,688	$52,770

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of Property and Equipment through assumption of Long-term debt and other liabilities	$—	$—	$522,647	$—	$—

Acquisition of Inventory through assumption of debt and other liabilities	$—	$—	$130,958	$—	$—

Increase in intangible asset and amounts payable to former owners of Wild About Food	$—	$—	$212,685	$—	$246,863

The accompanying notes are an integral part of these consolidated financial statements.

Allison’s Gourmet Kitchens, Limited Partnership

Notes to Consolidated Financial Statements

(Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(1)	Nature of Operations

Allison’s Gourmet Kitchens, Ltd. (“Allison’s” or the “Partnership”) is an Oklahoma-based specialty food processor serving customers in a multi-state region. The Partnership operates from a manufacturing facility in Moore, Oklahoma.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Reporting

This summary of significant accounting policies is presented to assist in understanding the Partnership’s consolidated financial statements. The consolidated financial statements and notes are representations of the Partnership’s management who is responsible for the integrity and objectivity of the consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

	(b)	Principles of Consolidation

The consolidated financial statements include the accounts of Wild About Food – Oklahoma, a Texas Limited Liability Company created to acquire certain assets, net of liabilities assumed – (see Note 16). Allison’s owns 100% of Wild About Food – Oklahoma. All inter-company transactions and balances have been eliminated in consolidation.

	(c)	Unaudited Interim Financial Information

The consolidated balance sheets and statements of shareholder’s equity as of March 31, 2007, statements of operations and cash flows for the three months ended March 31, 2006 and 2007 and related information contained in the notes to financial statements are unaudited. These unaudited interim financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America. Management asserts that the preparation of the unaudited interim financial statements utilize the same basis as that of the audited financial statements. Management further asserts that the unaudited interim financial statements fairly represent the Partnership’s financial position as of March 31, 2007 and its results of operations and cash flows for the three months ended March 31, 2006 and 2007.

	(d)	Basis of Assets and Liabilities

Assets contributed to the partnership and liabilities assumed by the partnership are recorded at their estimated fair values. These values can differ from the adjusted cost basis used by the individual partner who contributed the asset or for whom a liability was assumed. These differences are not reported as timing differences in the financial statements of the partnership. The adjusted cost basis is used by each partner in determining personal income tax liability.

	(e)	Cash and Cash Equivalents

For purposes of the statements of cash flows, the Partnership considers investments with maturities of three months or less at date of purchase to be cash equivalents.

	(f)	Accounts Receivable and Credit Policies

Trade accounts receivable are customer obligations due under normal trade terms generally requiring payment within 15 to 21 days from the invoice date. Receivables are recorded based on the amounts invoiced to customers. Interest and delinquency fees are not generally assessed and, if they are assessed, are not included in income or trade accounts receivable until realized in cash. Discounts allowed for early payment, if any, are charged against income when the payment is received. Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by an allowance for doubtful accounts that reflects management’s best estimate of the amounts that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on historical collection trends and an assessment of the creditworthiness of current customers. The adequacy of the valuation allowance is evaluated periodically through an individual assessment of potential losses on customer accounts giving particular emphasis to accounts with invoices unpaid more than 60 days past the due date.

Allison’s Gourmet Kitchens, Limited Partnership

Notes to Consolidated Financial Statements

(Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(2)	Summary of Significant Accounting Policies - (Continued)

Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Recoveries on accounts previously written off are credited back to the valuation allowance. During the years ended December 31, 2004 and 2005, the Partnership increased the valuation allowance with charges to bad debt expense totaling $11,331 and $24,131, respectively. During the year ended December 31, 2006, the Partnership reduced the valuation allowance $13,285. There was no change to the allowance during the three months ended March 31, 2007.

	(g)	Inventories

Inventories consist principally of food products and are stated at the lower of average cost (which approximates first-in, first-out) or market. Costs included in inventory consist of materials, packaging supplies, and labor. General and administrative costs are not charged to inventory.

	(h)	Property and Equipment

Property and equipment are recorded at cost. Equipment acquired under capital leases is recorded at the present value of the future minimum lease payments, and amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in current operations.

Depreciation, including assets acquired under capital leases, is provided using the straight-line method over the following estimated useful lives:

Plant and improvements	15 - 40 years
Machinery and equipment	5 - 15 years
Office equipment	5-7 years

(i)	Income Taxes

A partnership is not a tax-paying entity. Any income or operating loss arising from the activities of the partnership is reported, after apprpriate adjustments, on the personal income tax returns of the partners. Adjustments to the income or loss allocated to a particular partner will be required when the tax basis and accounting basis of net contributions (assets contributed, net of liabilities assumed) made by an individual partner are not equal. Because the partnership is not a tax-paying entity, its financial statements are different from those of tax-paying entities. Specifically, on the income statement there is no provision for federal income tax expense that must be paid because income was earned during the year. In addition, the balance sheet does not present a liability for income taxes incurred but not yet paid as of the balance sheet date. Also, the balance sheet does not present any deferred tax assets or liabilities that might arise from different methods used to measure net income for the income statement and taxable income for the individual partners.

(j)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

An estimate for the value of intangible assets related to customer relationships was calculated by discounting projected earnings to the date of acquisition and recognized to the extent of the contingent liability of the excess purchase price.

(k)	Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are measured at cost which approximates their fair value because of the short maturity of these instruments. The carrying amount of the Partnership’s borrowings under the line of credit and long-term debt approximates their fair value because the interest rate on the instruments fluctuate with market interest rates or represents borrowing rates available with similar terms.

Allison’s Gourmet Kitchens, Limited Partnership

Notes to Consolidated Financial Statements

(Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(2)	Summary of Significant Accounting Policies - (Continued)

	(l)	Revenue Recognition

The Partnership recognizes revenue, net of related sales discounts and allowances, when persuasive evidence of an arrangement exists (such as a customer purchase order), delivery has occurred, our price to the customer has been fixed or is determinable, and collectibility is reasonably assured. Revenues also include those amounts related to shipping and handling. Shipping and handling expenses are included in cost of goods sold. Consideration from a vendor to a retailer is presumed to be a reduction to the selling price of the vendor’s products and, therefore, should be characterized as a reduction of sales when recognized in the vendor’s income statement. As a result, certain promotional expenses are recorded as a reduction of net sales at the time in which the sale is recognized.

	(m)	Accounting for Rebates

The Company establishes reserves for rebates based on specific programs, expected usage and historical experience.

	(n)	Concentrations of Credit Risk

The Partnership maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. The Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

	(o)	Recently Issued Accounting Pronouncements

In September of 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Partnership has not determined the effect, if any, the adoption of this statement will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which provides companies an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide information helping financial statement users to understand the effect of a company’s choice to use fair value on its earnings, as well as to display the fair value of the assets and liabilities a company has chosen to use fair value for on the face of the balance sheet. Additionally, SFAS No. 159 establishes presentation and disclosure requirements designed to simplify comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Partnership has not determined the effect, if any, the adoption of this statement will have on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB No. 108 did not have an effect on the Partnership’s consolidated financial statements.

Allison’s Gourmet Kitchens, Limited Partnership

Notes to Consolidated Financial Statements

(Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(3)	Inventories

A summary of inventories follows:

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

Raw Materials and Supplies	$487,413	$742,609	$829,326
Finished Goods	78,460	219,525	306,823

Total Inventory	$565,873	$962,134	$1,136,149

(4)	Property and Equipment

Property and equipment, at cost, consists of the following:

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

Land	$—	$38,400	$38,400
Plant and improvements	—	225,519	227,462
Office equipment	—	9,841	17,841
Machinery and equipment	791,992	1,271,692	1,329,541
Construction in progress	322,300	1,443,266	1,839,533

	1,114,292	2,988,718	3,452,777
Less accumulated depreciation	168,593	296,553	339,161

Net Property, Plant and Equipment	$945,699	$2,692,165	$3,113,616

Depreciation expense, including depreciation on assets held under capital lease obligations, was $59,977, $87,876, and $127,960 during the years ended December 31, 2004, 2005 and 2006, and $25,028 and $42,608 during the three months ended March 31, 2006 and 2007, respectively, and has been allocated to cost of sales and selling, general and administrative expenses.

(5)	Line of Credit

The Partnership has a $1,000,000 secured bank line of credit, initiated on March 3, 2006, at an interest rate of Wall Street Journal prime plus 0.50%, with an initial rate of 8.00%. Interest is payable on a monthly basis. The line of credit was secured by all of the Partnership assets, including accounts receivable, inventory and equipment and personal guaranties of all of the partners. At December 31, 2006 and March 31, 2007, short-term borrowings under this line of credit were $0. The bank line of credit agreement was subject to certain covenants for which the Partnership was in compliance with as of December 31, 2006 and March 31, 2007. At December 31, 2005, short-term borrowings on previous lines of credit were $0.

Wild About Food - Oklahoma, a subsidiary of the Partnership, has a $600,000 secured bank line of credit, initiated on June 7, 2006 at an interest rate of Wall Street Journal prime plus 1.00%. At December 31, 2006 and March 31, 2007, short-term borrowings under this line of credit were $253,995 and $51,243, respectively. The Partnership was in compliance with all covenants.

In addition to the line of credit, the Partnership secured a loan for equipment purchases in the amount of $2,400,000 with the same interest rate. The maturity date of this loan is March 3, 2011. The proceeds of the equipment loan are to pay off existing debt related to previous equipment purchases and to purchase new equipment.

Allison’s Gourmet Kitchens, Limited Partnership

Notes to Consolidated Financial Statements

(Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(6)	Long-Term Debt and Capital Lease Obligation

Long-term debt consists of the following:

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

8.75% Equipment loan secured by manufacturing equipment final payment due March 3, 2011	$172,139	$2,100,525	$2,024,972
9.56% Equipment loans secured by refrigeration equipment final payment due May 1, 2021	—	152,720	123,280
9.56% Real estate loan secured by real property final payment due May 1, 2021	—	149,072	147,715

Total debt	172,139	2,402,317	2,295,967
Less current portion	91,209	338,380	341,057

Net long-term debt	$80,930	$2,063,937	$1,954,910

Capital lease obligations consist of the following:

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

Equipment leases	$190,383	$7,543	$6,720

Total debt	190,383	7,543	6,720
Less current portion	66,719	3,419	3,508

Net long-term debt	$123,664	$4,124	$3,212

Annual Debt Service Requirements

The annual principal payment requirements to maturity, for long-term debt and capital leases at December 31, 2006 are as follows:

Year Ending December 31,	Long-Term Debt	Capital Lease Obligation	Total

2007	$338,380	$3,419	$341,799
2008	369,294	4,124	373,418
2009	404,137	—	404,137
2010	441,691	—	441,691
2011	713,973	—	713,973
2012-2020	134,842		134,842

Principal outstanding at December 31, 2006	$2,402,317	$7,543	$2,409,860

Total interest costs were $30,097, $24,566 and $123,873 during the years ended December 31, 2004, 2005 and2006, respectively, and $4,688 and $44,354 during the three months ended March 31, 2006 and 2007, respectively. The amount of interest costs capitalized to construction projects during the years ended December 31, 2004, 2005 and 2006 were $0, $0, and $31,202, respectively, and $0 and $38,106 during the three months ended March 31, 2006 and 2007, respectively.

Allison’s Gourmet Kitchens, Limited Partnership

Notes to Consolidated Financial Statements

(Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(7)	Accrued Liabilities

A summary of accrued liabilities follows:

	December 31, 2005	December 31, 2006	March 31, 2007 (unaudited)

Accrued compensation	$160,257	$137,725	$101,219
Accrued rebates	145,427	201,818	226,064
Accrued interest expense	673	6,589	3,006
Accrued payroll taxes	21,796	14,925	24,293
Other accruals	—	7,949	13,315

Total Accrued Liabilities	$328,153	$369,006	$367,897

(8)	Amounts Payable to Former Owners of Wild About Food

The Partnership has current liabilities in the amount of $250,000 and long-term liabilities in the amount of $97,918, both of which are related to contingent payments to former owners of Wild About Food. See note 16.

(9)	Intangible Assets

The Partnership holds an intangible asset, a client list acquired from Vaughan Foods, Inc., related to the initial formation of the Partnership in 2003. The value of the asset at December 31, 2006 and March 31, 2007 was $18,934 and $14,931, respectively. The Partnership amortizes the asset to expense over a period of five years. Amortization expense was $16,143, $16,143 and $16,143 for the years 2004, 2005 and 2006, respectively, and $4,002 and $4,002 for the three months ended March 31, 2006 and 2007, respectively.

The Partnership holds an intangible asset, a customer relationship with a certain customer of Wild About Food-Oklahoma, LLC. The value of the relationship is $212,685 net of amortization of $7,920 at December 31, 2006. The value of the customer relationship is $459,547 net of amortization of $32,620 at March 31, 2007. The Partnership amortizes the asset to expense over a period of five years. The amount of annual amortization expense related to the March 31, 2007 value of the customer relationship is approximately $116,000. The earnings of Wild About Food - Oklahoma, LLC will cause an increase in the value, which will add additional amortization expense. (See note 16).

(10)	Employee Benefit Plans

The Partnership adopted a Flexible 401(k) plan covering all employees over the age of 21 with a minimum of 1,000 hours of service. The Partnership makes contributions under the plan at an amount equal to 100% of the employee’s elective deferral rate, up to a maximum of 4% of the employee’s compensation. The Partnership’s contributions to the Flexible 401(k) plan were $388 for the year ended December 31, 2004. The Partnership has elected to discontinue the plan. No contributions were made during the year ended December 31, 2005, 2006 or the three months ended March 31, 2007.

(11)	Partnership Equity

On December 27, 2002, the Partnership organized as a limited partnership with the State of Oklahoma. An agreement of limited partnership was entered into on March 1, 2003. The term of the Partnership is perpetual from the date of formation unless the Partnership is dissolved or liquidated as provided for in the limited partnership agreement. The partners’ percentage interest in income, gains, losses, deductions, and distributions are one (1) percent for the general partner and ninety-nine (99) percent for the limited partners.

(12)	Commitments and Contingencies

The Partnership is subject to legal proceedings and claims which arise in the ordinary course of business. Although occasional adverse decisions or settlements may occur, the Partnership is not aware of any proceeding at December 31, 2006 or March 31, 2007 which would have a material adverse effect on its financial position, results of operations or liquidity.

Allison’s Gourmet Kitchens, Limited Partnership

Notes to Consolidated Financial Statements

(Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(13)	Leasing Arrangements

The Partnership entered into a one year lease agreement with Vaughan Foods, Inc. for both refrigerated space and non-refrigerated space. The lease agreement provides for nine one-year options to extend the lease terms. The Partnership expended $196,567, $295,593 and $339,222 under this lease for the years ended December 31, 2004, 2005 and 2006 respectively, and $82,575 and $95,180 for the three months ended March 31, 2006 and 2007, respectively.

(14)	Major Customers

The Partnership has three individual customers that represent greater than 10% of total consolidated sales for the year ended December 31, 2006. Those customers represent 34%, 22% and 10% of total consolidated sales. Those individual customers represented 37%, 27% and 8% of total sales for the three months ended March 31, 2007. A change in any one of these customer relationships could adversely affect the Partnership’s financial position, results of operations or cash flows.

(15)	Related Party Transactions

Vaughan Foods, Inc.

During the normal course of business, the Partnership purchases raw materials and freight services and sells finished products to Vaughan Foods, Inc. The Partnership enjoys a discounted price on raw material purchases from Vaughan Foods, Inc. in amount of approximately 5% to 10% in comparison with other customers of Vaughan Foods, Inc. All other transactions between the companies are at fair market value.

	December 31,			March 31,

	2004	2005	2006	2006	2007

				(unaudited)	(unaudited)
Raw materials purchases	$429,997	$726,769	$820,602	$177,837	$191,965
Freight purchases	$356,060	$579,673	$541,618	$124,781	$88,443
Finished product sales	$761,077	$602,520	$603,211	$95,143	$148,779

At December 31, 2005, 2006 and March 31, 2007, accounts payable-related party includes $30,995, $41,882 and $104,320, respectively, due to Vaughan Foods, Inc. Accounts receivable related to finished product sales were $0, $69,502 and $187,756 at December 31, 2005, 2006 and March 31, 2007, respectively.

The Partnership leases its facilities from Vaughan Foods, Inc. on an annual lease arrangement. The lease agreement provides for nine consecutive one year options to extend the lease agreement. The Partnership paid $196,257, $295,593 and $339,222 during the years ended December 31, 2004, 2005, and 2006 respectively, and $82,575 and $95,180 during the three months ended March 31, 2006 and 2007, respectively, under this lease. Vaughan Foods, Inc. and the Partnership share utilities and other facility expenses through periodic reimbursement. The total utilities that are shared between the two entities resulted in a reimbursement to Vaughan Foods, Inc. of $109,558, $195,390 and $239,770 for the three years ended 2004, 2005 and 2006 respectively, and $38,648 and $45,093 for the three months ended March 31, 2006 and 2007, respectively. At December 31, 2005, 2006 and March 31, 2007 the Partnership owed $304,671, $102,361 and $125,227 in outstanding reimbursements to Vaughan Foods, Inc., respectively. These amounts are included in Accounts payable, related party in the accompanying consolidated balance sheet.

The Partnership paid Vaughan Foods, Inc. reimbursements for services provided by management staff in relation to administration, sales and other in the amount of $136,585, $212,195 and $207,689 for the years ended December 31, 2004, 2005 and 2006, respectively, and $49,967 and $46,443 for the three months ended March 31, 2006 and 2007, respectively.

Allison’s Gourmet Kitchens, Limited Partnership

Notes to Consolidated Financial Statements

(Information as of March 31, 2007, and for the three months ended March 31, 2006 and 2007 is unaudited)

(16)	Acquisition of Wild About Food

Effective June 1, 2006, the Partnership acquired certain assets and assumed certain liabilities of Wild About Foods, Inc. and All For One, Inc. (together, “Wild”). Wild produces refrigerated food products for food service and retail customers. The purchase price was comprised of a cash payment of approximately $7,000, notes payable to the sellers totaling $250,000, assumption of (i) a mortgage loan of approximately $154,000, (ii) a line of credit loan of approximately $23,000, (iii) a capital lease of approximately $9,000, and (iv) accounts payable and other liabilities of approximately $236,000. Assets acquired amounted to cash and accounts receivable of approximately $25,000, inventory of approximately $131,000 and property and equipment of approximately $523,000. In addition, the acquisition provides for a contingent purchase price payment equal to 65% of operating income over and above $250,000, as defined, during the three-year period following the closing.

          Customer relationships have been recorded as identifiable intangible assets in connection with the acquisition of Wild, and are being amortized to expense over a five year period commencing with the first period of capitalization and increasing as the capitalization of the intangible asset increases.

The following is a summary of the amounts capitalized and amortized to expense since the inception of the agreement to acquire Wild:

	From Acquisition Through December 31, 2006	During the Three Months Ended March 31, 2007 (unaudited)	Cumulative as of March 31, 2007 (unaudited)

Contingent purchase price costs capitalized	$220,605	$271,562	$492,167
Less: amortization of intangible assets	(7,920)	(24,700)	(32,620)

Net book value	$212,685	$246,862	$459,547

Vaughan Foods, Inc.
Unaudited Pro Forma Financial Statements

Basis of Presentation

Vaughan Foods, Inc., (“Vaughan”) and Allison’s Gourmet Kitchens, LP (“Allison’s”) are separate discrete entities with significant integration of operations. Three officers of Vaughan together with Herb Grimes are the owners of Allison’s and Allison’s uses Vaughan’s plant and facilities, distribution network and fleet of tractors and trailers. In addition, Allison’s uses Vaughan’s fresh cut produce in its products and the Companies share certain office, managerial and other personnel. The unaudited pro forma condensed consolidated financial statements give effect to the acquisition of Allison’s by Vaughan and consummation of the Offering as discussed below:

Acquisitions

Immediately prior to the closing of the offering, pursuant to agreements dated in April 2007, Vaughan has agreed to acquire, for nominal consideration, 60% of the limited partnership interests in Allison’s (a limited liability partnership), and will also acquire the remaining 40% of the limited partnerships and the general partnership interest in Allison’s for cash of $1,500,000 and a note for $1,000,000.

Initial Public Offering (the Offering)

The net proceeds to the Company are a result of the sale of 2,150,000 units (composed of one share of Common Stock, one Class A and one Class B Warrant). Net proceeds, based upon an initial public offering price of $6.50 per unit are estimated to be $11,230,078 million ($13.2 million if the Underwriters’ over-allotment option for an additional 322,500 units is exercised in full) after deducting the underwriting discount and estimated expenses of this offering. Of the net proceeds, $1.5 million will be used to pay for the acquisition of the interests in Allison’s, $2.7 million will be used to repay a bank line of credit with a weighted average interest rate of 8.0%, $2.0 million will be used to repay short-term borrowings with a weighted average interest rate of 10%, used for the completion of the expansion of the existing facility and $2.4 million will be used for construction or acquisition of a new production facility. The remainder of the net proceeds ($2.6 million) will be used for working capital and general corporate purposes, including possible use in additional acquisitions. Pending the final allocation of the remainder, $5.0 million of the proceeds will be invested in short term investments. In addition, 173,077 shares will be issued pursuant to the agreement in connection with the short-term borrowings referred to above.

The unaudited pro forma condensed consolidated balance sheets give effect to the acquisition of Allison’s and the Offering as if they had occurred on March 31, 2007. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2006 give effect to these transactions as if they had occurred at January 1, 2006 and the unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2007 give effect to these transactions as if they had occurred at January 1, 2007.

The Company believes that the accompanying unaudited pro forma consolidated financial information contains all the material adjustments necessary to fairly present its financial position as of March 31, 2007. The unaudited pro forma financial information presented does not purport to be indicative of the financial position or operating results which would have been achieved had the acquisition taken place at the dates indicated and should not be construed as representative of the Company’s financial position or results of operations for any future date or period.

The unaudited pro forma adjustments are based on available information and upon certain assumptions that the Company believes are reasonable under the circumstances; however, the actual recording of the acquisition will be based on ultimate appraisals, evaluations and estimates of fair value. If these appraisals and evaluations identify assets with definable lives, the assets will be amortized over their expected useful lives. If any goodwill is recorded it will not be amortized. The Company will evaluate the relative fair market value of the intangible assets identified in its acquisition by estimating the future earnings streams of the related business lines and comparing the present value of the result of that estimation to the stated value of the related assets. Impairments, if any, will be charged to operations when identified.

Vaughan Foods, Inc. and Allison’s Gourmet Kitchens, LP

Unaudited Proforma Condensed Consolidated Balance Sheets
As of March 31, 2007

	Vaughan Foods, Inc. Historical	Acquisition of Allison’s Gourmet Kitchens, Inc.		Pro Forma Combined Post Acquisition	Pro Forma IPO Adjustments		Pro Forma Adjusted

Current assets:
Cash and cash equivalents	$983,805	$457,421	(a)	$1,441,226			$1,441,226
Cash investments, IPO		(1,500,000	)(b)	(1,500,000)	$6,503,500	(A)	5,003,500
Accounts receivable, net	3,694,962	1,639,167	(a)	5,334,129			5,334,129
Accounts receivable, related party	229,547	(229,547	)(a)	—			—
Inventories	914,863	1,136,149	(a)	2,051,012			2,051,012
Prepaid expenses and other current assets	137,901	28,497	(a)	166,398			166,398
Bridge loan asset, net of amortization	281,250			281,250	(281,250	)(B)	—

Total current assets	6,242,328	1,531,687		7,774,015	6,222,250		13,996,265

Restricted assets:
Cash and cash equivalents	273			273			273
Investments	797,355			797,355			797,355
Certificate of deposit	250,000			250,000			250,000

Total restricted assets	1,047,628	—		1,047,628	—		1,047,628

Property and equipment, net	13,286,209	3,113,616	(a)	16,399,825			16,399,825

Other assets:
Assets held for sale	40,000			40,000			40,000
Loan origination fees, net	443,033	7,278	(a)	450,311	(50,831	)(C)	399,480
Deferred tax assets, non current	51,361			51,361			51,361
Deferred cost of public offering	817,266			817,266	(817,266	)(D)	—
Intangible assets		575,231	(c)	575,231			575,231

Total other assets	1,351,660	582,509		1,934,169	(868,097)		1,066,072

TOTAL ASSETS	$21,927,825	$5,227,812		$27,155,637	$5,354,153		$32,509,790

Accounts payable and accrued expenses	$6,281,404	$1,963,720	(d)	$8,245,124			$8,245,124
Accounts payable, related party	187,756	(187,756	)(a)	—			—
Line of credit	2,726,578	51,243	(a)	2,777,821	(2,726,578	)(E)	51,243
Short-term borrowing	3,000,000			3,000,000	(3,000,000	)(F)	—
Bridge funding liability	1,125,000			1,125,000	(1,125,000	)(G)	—
Current portion of long-term debt and capital leases	735,222	344,565	(e)	1,079,787			1,079,787

Total current liabilities	14,055,960	2,171,772		16,227,732	(6,851,578)		9,376,154

Long-term debt and capital leases, net of current portion	8,581,799	1,958,122	(f)	10,539,921			10,539,921
Long-term borrowing—underwriter	—	—		—	1,000,000	(H)	1,000,000
Long-term debt—acquisition		1,000,000	(g)	1,000,000	—		1,000,000
Amounts payable to former owners of Wild About Food, net of current portion		97,918	(a)	97,918			97,918

Total long-term liabilities	8,581,799	3,056,040		11,637,839	1,000,000		12,637,839

Total partners’ equity	—	—	(h)	—	—		—
Stockholders’ equity (deficiency):
Common stock	2,300			2,300	2,323	(1)	4,623
Paid-in capital	413,693			413,693	11,535,489	(J)	11,949,182
Member capital (deficit)	(25,930)			(25,930)	—		(25,930)
Retained earnings (deficit)	(1,099,997)			(1,099,997)	(332,081	)(K)	(1,432,078)

Total stockholders’ equity (deficiency)	(709,934)	—		(709,934)	11,205,731		10,495,797

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)	$21,927,825	$5,227,812		$27,155,637	$5,354,153		$32,509,790

The accompanying notes to unaudited pro forma financial statements are an integral part of this financial statement

Vaughan Foods, Inc. and Allison’s Gourmet Kitchens, LP

Unaudited Proforma Condensed Consolidated Statements of Operations
For the Three Months Ended March 31, 2007

	Vaughan Foods, Inc. Historical	Acquisition of Allison’s Gourmet Kitchens, Inc.		Pro Forma Combined Post Acquisition	Pro Forma IPO Adjustments		Pro Forma Results

Net sales	$12,533,216	$5,280,442	(c1)	$17,813,658	—		$17,813,658
Cost of sales	10,624,398	3,844,492	(c2)	14,468,890	—		14,468,890

Gross profit	1,908,818	1,435,950		3,344,768	—		3,344,768
Selling, general and administrative expenses	1,355,554	827,780	(c3)	2,183,334	—		2,183,334
Management fee — general partner		70,341	(c4)	70,341	—		70,341

Selling, general and administrative expenses	1,355,554	898,121		2,253,675	—		2,253,675

Operating income	553,264	537,829		1,091,093	—		1,091,093
					64,524	(A1)	—
Rent income	95,180	(95,180	)(c5)	—	281,250	(A2)	—
Interest expense	(619,035)	(43,391	)(c6)	(662,426)	120,947	(A3)	(195,705)
Other, net	10,975	—		10,975	—		10,975

Total other income and expense	(512,880)	(138,571)		(651,451)	466,721		(184,730)

Earnings (loss) before income taxes	40,384	399,258		439,642	466,721		906,363
Income tax (benefit)	151,748	151,718	(c7)	303,466	177,354	(A4)	480,820

Net income (loss)	$(111,364)	$247,540		$136,176	$289,367		$425,543

Weighted average shares outstanding — basic and diluted	2,300,000	—		2,300,000	2,323,077	(A5)	4,623,077
Net income (loss) per share — basic and diluted	$(0.05)	—		$0.06	—		$0.09

Vaughan Foods, Inc. and Allison’s Gourmet Kitchens, LP

Unaudited Proforma Condensed Consolidated Statements of Operations
For the Year Ended December 31, 2006

	Vaughan Foods, Inc. Historical	Acquisition of Allison’s Gourmet Kitchens, Inc.		Pro Forma Combined Post Acquisition	Pro Forma IPO Adjustments		Pro Forma Results

Net sales	$51,277,371	$18,066,377	(b1)	$69,343,748	—		$69,343,748
Cost of sales	45,082,176	13,337,466	(b2)	58,419,642	—		58,419,642

Gross profit	6,195,195	4,728,911		10,924,106	—		10,924,106
Selling, general and administrative expenses	6,479,920	3,061,677	(b3)	9,541,597	—		9,541,597
Management fee — general partner	—	297,160	(b4)	297,160	—		297,160

Total selling, general and administrative expenses and management fee	6,479,920	3,358,837		9,838,757	—		9,838,757

Operating income	(284,725)	1,370,074		1,085,349	—		1,085,349
Rent income	339,222	(339,222	(b5)	—			—
					88,107	(B1)	—
					562,500	(B2)	—
Interest expense	(1,616,980)	(183,736	)(b6)	(1,800,716)	304,018	(B3)	(846,091)
Other, net	50,332			50,332	—		50,332

Total other income and expense	(1,227,426)	(522,958)		(1,750,384)	954,625		(795,759)

Earnings (loss) before income taxes	(1,512,151)	847,116		(665,035)	954,625		289,590
Income tax (benefit)/expense	(307,643)	321,904	(b7)	14,261	362,758	(B4)	377,019

Net income (loss)	$(1,204,508)	$525,212		$(679,296)	$591,867		$(87,429)

Weighted average shares outstanding — basic and diluted	2,300,000	—		2,300,000	2,323,077	(B5)	4,623,077
Net income (loss) per share — basic and diluted	$(0.52)	—		$(0.30)	—		$(0.02)

The accompanying notes to unaudited pro forma financial statements are an integral part of this financial statement

Vaughan Foods, Inc. and Allison’s Gourmet Kitchens, LP

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

1.	Acquisition of Allison’s

Vaughan Foods, Inc. will acquire the partnership interests in Allison’s on the closing of the Offering. Allison’s uses Vaughan’s plant and facilities, distribution network and fleet of tractors and trailers. In addition, Allison’s uses Vaughan’s fresh cut produce in its products and the Companies share certain office, managerial and other personnel. The unaudited pro forma condensed consolidated financial statements give effect to the acquisition of Allison’s by Vaughan and the consummation of the Offering.

2.	Basis of Consolidation

The unaudited pro forma condensed, consolidated financial statements give effect to the acquisition of Allison’s by Vaughan, the pro forma adjustments required by the acquisition, and the consummation of the Offering of 2,150,000 units (composed of one share of Common Stock, one Class A and one Class B Warrant).The Acquisition was accounted for using the purchase method of accounting. These statements are based on the historical financial statements of Vaughan and Allison’s and the estimates and assumptions as discussed in these notes.

3.	Unaudited Pro Forma Condensed Consolidated Balance Sheets and Statements of Operations — Acquisition and Accounting Adjustments

The following table includes the accounting adjustments required to reflect the acquisition of Allison’s by Vaughan and pro forma tax adjustments required to reflect a provision for taxes on the earnings of Allison’s (which was not taxed directly as a partnership). Based on management’s preliminary analysis, it is anticipated that the historical carrying value of the assets and liabilities of Allison’s will approximate fair value. The amount of Intangible Assets (value of customer relationship) is estimated to be $575,231. This amount will be reviewed for impairment as required and amortized over 5 years. Management has not currently identified any other material tangible or identifiable intangible assets of Allison’s to which a portion of the purchase price could reasonably be allocated.

Acquisition and accounting adjustments included in Acquisition of Allison’s Gourmet Kitchens, Inc. Column Pro Forma Adjustments to Unaudited Proforma Condensed Consolidated Balance Sheets As of March 31, 2007

(a)	Allison’s balance sheet amounts as of March 31, 2007 acquired by Vaughan in its acquisition of Allison’s

(b)	Pro forma adjustment to record cash portion of purchase price paid by Vaughan for Allison’s - $1,500,000

(c)

Pro forma adjustment to reflect the total customer relationship value of $575,231 (calculated by using the purchase price of $2,500,000 less the Partners’ equity at March 31, 2007 of $2,399,247, plus the existing intangible of $474,478 for a total of $575,231)

(d)

Allison’s balance sheet amounts as of March 31, 2007 acquired by Vaughan in its acquisition of Allison’s comprised of, Accounts payable $1,345,823, Accrued liabilities $367,897, and Amounts payable to former owners of Wild About Food $250,000 for a total of $1,963,720

(e)

Allison’s balance sheet amounts as of March 31, 2007 acquired by Vaughan in its acquisition of Allison’s comprised of, current portion of long-term debt $341,057, and current portion of capital lease obligation $3,508 for a total of $344,565

(f)

Allison’s balance sheet amounts as of March 31, 2007 acquired by Vaughan in its acquisition of Allison’s comprised of, Long-term debt, (net of current portion) $1,954,910, and Capital lease obligation, (net of current portion) $3,212 for a total of $1,958,122

(g)

Pro forma adjustment to record the deferred payment portion of the purchase price for Allison’s of $1,000,000. The purchase price for Allison’s is $2,500,000, $1,500,000 in cash and a deferred payment of $1,000,000

(h)	Reflects the elimination of Allison’s Partnership equity, of $2,399,247 in connection with the acquisition

Vaughan Foods, Inc. and Allison’s Gourmet Kitchens, LP

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

3.	Unaudited Pro Forma Condensed Consolidated Balance Sheets and Statements of Operations — Acquisition and Accounting Adjustments - (Continued)

Pro Forma Adjustments to Unaudited Proforma Condensed Consolidated Income Statements For the quarter ended March 31, 2007

(c1)	Allison’s net sales for the quarter ended March 31, 2007, of $5,709,629 adjusted for intercompany transactions of $429,187 for a total of $5,280,442

(c2)	Allison’s cost of sales for the quarter ended March 31, 2007, of $4,273,679 adjusted for intercompany transactions of $429,187 for a total of $3,844,492

(c3)

Allison’s selling, general and administrative expenses for the quarter ended March 31, 2007 of $897,649 less intercompany rent of $95,180, plus pro forma adjustments to reflect amortization of intangible assets of $25,311 (calculated by using the purchase price of $2,500,000 less the Partners’ equity of $2,225,384 plus the existing intangible of $231,619 for an amount of $506,235 over 5 years), for a total of $827,780

(c4)	Allison’s management fee expense for the quarter ended March 31, 2007 of $70,341

(c5)	Allison’s intercompany rent expense for the quarter ended March 31, 2007, of $95,180 offset by Vaughn’s intercompany rent income of $95,180 for a pro forma combined, post acquisition amount of $0

(c6)

Allison’s interest expense for the quarter ended March 31, 2007 of $18,391 plus a pro forma adjustment to reflect the interest expense at 10% on the long-term debt portion of the purchase price for Allison’s of $25,000 for a total of $43,391

(c7)	Pro forma adjustment to reflect a tax provision related to earnings of Allison’s of $399,258 using an effective tax rate of 38% for a total tax provision of $151,718

Pro Forma Adjustments to Unaudited Proforma Condensed Consolidated Income Statements For the year ended December 31, 2006

(b1)	Allison’s net sales for the year ended December 31, 2006, of $20,031,808 adjusted for intercompany transactions of $1,965,431 for a total of $18,066,377

(b2)	Allison’s cost of sales for the year ended December 31, 2006, of $15,302,897 adjusted for intercompany transactions of $1,965,431 for a total of $13,337,466

(b3)

Allison’s selling, general and administrative expenses for the year ended December 31, 2006 of $3,178,580 less intercompany rent of $339,222, plus pro forma adjustments to reflect amortization of intangible asset of $222,319 (calculated by using the purchase price of $2,500,000 less the Partners’ equity at January 1, 2006 of $1,388,404, for a value of $1,111,596 divided by 5 years), for a total of $3,061,677

(b4)	Allison’s management fee expense for the year ended December 31, 2006, of $297,160

(b5)	Allison’s intercompany rent expense for the year ended December 31, 2006 of $339,222 offset by Vaughan’s intercompany rent income of $339,222 for a pro forma combined, post acquisition amount of $0

(b6)

Allison’s interest expense for the year ended Dcember 31, 2006 of $83,736 plus pro forma adjustment to reflect the interest expense at 10% on the long-term debt portion of the purchase price for Allison’s of $100,000 for a total of $183,736

(b7)	Pro forma adjustment to reflect a tax provision related to earnings of Allison’s of $847,116 using an effective tax rate of 38% for a total tax provision of $321,904

4.	Unaudited Pro Forma Balance Sheets and Statements of Operations — Initial Public Offering Adjustments

Pro Forma IPO Adjustments give effect to the consummation of the Offering of 2,150,000 units (composed of one share of Common Stock, one Class A and one Class B Warrant). These statements are based on the historical financial statements of Vaughan and Allison’s and the estimates and assumptions as discussed in these footnotes. The following table reflects the details of the adjustments required to give effect to the IPO, the reduction of indebtedness, the adjustment of interest expense, adjustments to equity, adjustments to reflect tax provisions, and other account adjustments.

Vaughan Foods, Inc. and Allison’s Gourmet Kitchens, LP

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

4.	Unaudited Pro Forma Condensed Consolidated Balance Sheets and Statements of Operations — Initial Public Offering Adjustments - (Continued)

     Initial Public Offering Adjustments

Pro Forma Adjustments to Unaudited Proforma Condensed Consolidated Balance Sheets As of March 31, 2007

(A)

Pro forma adjustment to reflect net cash proceeds from IPO of $11,230,078 less the payment of the Line of credit of 2,726,578 and the payment of the short-term borrowings of $2,000,000 for a total of $6,503,500

(B)

Pro forma adjustment to reflect the write off of the Bridge loan asset in connection with the issuance of stock at the effective date of the IPO in satisfaction of the $1,125,000 bridge funding liability, of $281,250

(C)	Pro forma adjustment to reflect write off of loan origination fees related to the liabilities being satisfied with the proceeds of the IPO, of $50,831

(D)	Pro forma adjustment to reclassify deferred cost of public offering to equity in connection with the completion of the IPO, of $817,266

(E)	Pro forma adjustment to reflect payment of line of credit with the proceeds of the IPO, of $2,726,578

(F)

Pro forma adjustment to reflect the payment of the short-term borrowing of $2,000,000 and the reclassification of $1,000,000 of short-term borrowing as long-term borrowing - Underwriter $1,000,000, for a total of $3,000,000

(G)	Pro forma adjustment to write off Bridge funding liability satisfied by the issuance of stock in connection with the IPO, of $1,125,000

(H)	Pro forma adjustment to reflect the reclassification of $1,000,000 of short-term borrowing (see (F) above) as long-term borrowing - Underwriter

(I)	Pro forma adjustment to reflect the par value of 2,323,077 shares issued in connection with the IPO for a total of $2,323

(J)

Pro forma adjustments to reflect the net proceeds from IPO of $11,230,078 plus the cancellation of $1,125,000 bridge funding liability satisfied by the issuance of stock in connection with the IPO, less $817,266 of deferred cost of public offering written off in connection with the IPO, less $2,323 par value of shares to be issued in connection with the IPO - See (I) above, for a total of $11,535,489

(K)	Pro forma adjustment to reflect the non-cash write-off of the bridge loan asset of $281,250 and the loan origination fees of $50,831, for a total of $332,081

Pro Forma Adjustments to Unaudited Proforma Condensed Consolidated Statements of Operations For the Quarter ended March 31, 2007

(A1)	Pro forma adjustment to remove amortization of loan origination costs related to the debt repaid (see (E) and (F) above in connection with the IPO, of $64,524

(A2)

Pro forma adjustment to remove amortization of bridge loan asset (included in interest expense) (see (B) above) in connection with stock issued in satisfaction of the bridge funding liability (see (G) above), of $281,250

(A3)	Pro forma adjustment to reduce interest expense related to debt treated as repaid with the proceeds of the IPO (see (E) and (F)), of $120,947

(A4)	Pro forma adjustment to record a tax provision on the pretax income of $466,721 using an effective tax rate of 38% for a total tax provision of $177,354

(A5)	Pro forma adjustment to reflect issuance of 2,150,000 units and 173,077 common shares in connection with the IPO

Vaughan Foods, Inc. and Allison’s Gourmet Kitchens, LP

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

4.	Unaudited Pro Forma Condensed Consolidated Balance Sheets and Statements of Operations — Initial Public Offering Adjustments - (Continued)

Pro Forma Adjustments to Unaudited Proforma Condensed Consolidated Statements of Operations For the year ended December 31, 2006

(B1)	Pro forma adjustment to remove amortization of loan origination costs (included in interest expense) related to the debt repaid (see (E) and (F) above) in connection with the IPO, of $88,107

(B2)

Pro forma adjustment to remove amortization of bridge loan asset (included in interest expense) (see (B) above) in connection with stock issued in satisfaction of the bridge funding liability (see (G) above), of $562,500

(B3)	Pro forma adjustment to reduce interest expense related to debt treated as repaid with the proceeds of the IPO (see (E) and (F) above) of $304,018

(B4)	Pro forma adjustment to record a tax provision on the pretax income of $954,625 using an effective tax rate of 38% for $362,758

(B5)	Pro forma adjustment to reflect issuance of 2,150,000 and 173,077 shares in connection with the IPO

5.	Tangible Net Worth

The table below shows the net tangible net worth as of March 31, 2007 after giving effect to the acquisition of Allison’s and after taking into account the estimated net proceeds of this offering and after adjustments.

	Pro Forma Combined After giving Effect to Acquisition of Allison’s	Pro Forma Combined After taking into Account the Estimated Net Proceeds

Stockholders’ equity (deficiency)	$(709,934)	$10,495,797
Less: Intangible assets:
Deferred taxes current in prepaid	(23,727)	(23,727)
Bridge loan asset	(281,250)
Loan origination fees	(450,311)	(399,480)
Deferred taxes non current	(51,361)	(51,361)
Deferred cost of public offering	(817,266)
Intangible assets	(575,231)	(575,231)

Tangible net worth (deficit)	$(2,909,080)	$9,445,998

          Until July 22, 2007 (the 25th day after the date of this prospectus) all dealers effecting transactions in our units, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

2,150,000 Units

PROSPECTUS

PAULSON INVESTMENT COMPANY, INC.

June 27, 2007